Mizuho Financial Group

Convocation Notice of the 23rd Ordinary General Meeting of Shareholders

FY2024 (April 1, 2024 – March 31, 2025)

(Securities Code 8411)

Forward-looking Statements

This material contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: international conflicts and geopolitical disruptions; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign exchange rate fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our medium-term business plan and other strategic initiatives and measures effectively; the effectiveness of our operation, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere, problems related to our information technology systems and cyber attacks; changes to applicable laws and regulations; and the effect of climate change.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on December 26, 2024, both of which are available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

June 5, 2025
(Commencement Date of Electronic Provision Measures: May 28, 2025)
Securities code: 8411

To our shareholders

Masahiro Kihara
President & Group CEO
Member of the Board of Directors
Mizuho Financial Group, Inc.
5-5, Otemachi 1-chome,
Chiyoda–ku, Tokyo

CONVOCATION NOTICE OF THE 23RD ORDINARY GENERAL MEETING OF SHAREHOLDERS

Please be advised that the 23rd Ordinary General Meeting of Shareholders of Mizuho Financial Group, Inc. will be held as set forth below.

At the time of the convocation of this Ordinary General Meeting of Shareholders, electronic provision measures have been taken, and the information contained in the reference materials, etc. for this ordinary general meeting of shareholders (the "Matters for Electronic Provision Measures") were posted on our website under the title "Convocation Notice of the 23rd Ordinary General Meeting of Shareholders." We request that you access the information by visiting **our website** indicated below. If you are unable to attend the meeting, we respectfully request that you exercise your voting rights in advance.

Our website
https://www.mizuhogroup.com/investors/financial-information/stock-information/meeting
TSE website (Listed Company Search)
https://www2.jpx.co.jp/tseHpFront/JJK020010Action.do?Show=Show
We request that you access the information by entering and searching for our issue name (company name) or securities code and selecting "Basic information" and "Documents for public inspection/PR information."

Details

1. **Date and time:** 10:00 a.m. on Tuesday, June 24, 2025 (doors open at 9:00 a.m.)

2. **Venue:** Tokyo International Forum (Hall A)
5-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

3. Purpose of the meeting:

Matters to be reported:

Report on the Business Report for the 23rd fiscal year (from April 1, 2024 to March 31, 2025), on the consolidated financial statements, on the non-consolidated financial statements and on the Results of Audit of the Consolidated Financial Statements by the Independent Auditors and the Audit Committee

Matters to be resolved:

Company proposal

Proposal 1: Appointment of fourteen (14) directors

Shareholder proposal

Proposal 2: Partial amendment to the Articles of Incorporation
(Disclosure of financial risk audit by Audit & Supervisory Board)

Proposal 3: Partial amendment to the Articles of Incorporation
(Disclosure of assessment of clients' climate change transition plans)

-End of notice-

If any revision is required with respect to the Matters for Electronic Provision Measures, the revised information will be posted on the respective websites.

Message from the Group CEO

As President & Group CEO of Mizuho Financial Group, Inc., I would like to express our deep appreciation for your continued interest and support.

In the fiscal year 2024, we achieved the financial targets set out in the medium-term business plan (FY2023 to FY2025), including Consolidated Net Business Profits of JPY 1,144.2 billion, Profit Attributable to Owners of Parent of JPY 885.4 billion, and Consolidated ROE of 9.4%, one year ahead of schedule, supported by steady progress in strategic initiatives and favorable environmental factors. In light of the robust performance, we have increased the annual cash dividend to JPY 140 (an increase of JPY 35 compared to the fiscal year 2023), marking the fourth consecutive term of dividend increases. In addition, following the announcement last November of a share buyback of JPY 100 billion, for the first time since 2008, we decided on a further share buyback of JPY 100 billion in May.
Going forward, we will continue to achieve results that exceed your expectations and pursue the optimal balance between capital adequacy, growth investment and enhancement of shareholder returns.

We defined our Purpose, which is to "proactively innovate together with our clients for a prosperous and sustainable future." Through this Purpose, we are trying to convey that we would like to work closely with our customers to tackle the various challenges they face, and take on challenges together with our customers, and furthermore, we would like to serve as a bridge that "will connect" the challenges of our customers and build a platform for solving those challenges. In order to embody this Purpose, in the medium-term business plan, we lay down five business focus areas for us to tackle, and we are confident that we are making steady progress in each of them.

As regards "Improving customer experience," the number of new deposit accounts turned upward thanks to improvements to the functions of the Mizuho Direct App and issuance of Mizuho Rakuten Card. In addition, we improved convenience through the trinity of branch, remote, and direct operations, including the introduction of AI at contact centers and the establishment of a new branch format, "Mizuho Atelier," where customers can casually drop by.
Regarding "Support for the doubling of asset-based income," we gained the ability to reach all customer segments as a result of our strategic capital alliance with Rakuten Securities, and the number of NISA accounts opened with Mizuho is, when combined with the number of NISA accounts opened with Rakuten Securities, the highest among Japanese financial institution groups. We also expanded our product lineup in the private credit field through a strategic partnership with a U.S. asset manager.
With respect to "Enhancing the competitiveness of Japanese companies," we supported our clients' various corporate actions to enhance their corporate value through strategic discussions with clients utilizing our industry knowledge.
In relation to "Global Corporate & Investment Banking (CIB) business model," our integration with Greenhill & Co., a U.S. M&A advisory firm that we acquired, has made progress, dramatically expanding inter-regional collaboration, which has led to an increase in cross-border M&As, including those in Europe and Asia.
Regarding "Sustainability and innovation," we designated hydrogen, carbon credit, impact finance and circular economy as priority areas and are supporting clients' transitions through new financing methods and value co-creation investments.

Alongside building out five focus areas that form the core of our abovementioned strategies, we have also worked to foster a healthy culture that supports the independent efforts of each and every employee responsible for driving the strategies forward. The new human resources framework “CANADE,” launched in the fiscal year 2024, is part of this effort, with our human resources system shifting to one based on roles and results. Additionally, the appointment of an overseas personnel member as the Deputy President & Executive Officer is a significant step forward towards creating an organization where diverse talents can thrive.

We aim to transform ourselves from a “Japanese financial institution expanding across the globe” to a “global financial institution rooted in Japanese values and connecting diverse cultures.” We will continue to maintain a positive cycle through the evolution of our business focus areas and the promotion of corporate culture transformation.

Finally, we appreciate your continued support and cooperation and will do everything in our power to exceed your expectations.



Masahiro Kihara, President & Group CEO
Member of the Board of Directors
Mizuho Financial Group, Inc.

Trends in Profit Attributable to Owners of Parent and cash dividend per share

Our business demonstrated steady performance both in and outside Japan, and the business results for the fiscal year 2024 were at a record high. In addition, we decided to increase our cash dividend per share for four consecutive fiscal years.

The outlook for the fiscal year 2025 is an increase in earnings even though, given the uncertainties in the economic environment, we conservatively factored in potential downside risks.
- We will adjust the outlook appropriately in line with circumstances going forward, such as any favorable environmental changes.



Conservatively factored in potential downside risks given the uncertainties in the economic environment
940.0
885.4
678.9
555.5
530.4
471.0
(JPY billion)
Profit Attributable to Owners of Parent
145
140
105
85
80
75
(JPY)
Cash dividend per share
FY2020
FY2021
FY2022
FY2023
FY2024
FY2025 (estimate)

	FY2020	FY2021	FY2022	FY2023	FY2024	FY2025 (estimate)
Dividend payout ratio (%)	40	38	38	39	40	39
Share buybacks (JPY billion)	—	—	—	—	100.0	100.0
Total payout ratio (%)	—	—	—	—	51	49

Shareholder return policy

Effective from the fiscal year 2025, we have revised our shareholder return policy as follows.
We will continue to strive to enhance shareholder returns by increasing dividends in a stable manner while leveraging flexible and intermittent share buybacks.

- Keeping progressive increase of dividends per share, while executing flexible and intermittent share buybacks.
- We will increase dividends per share by approximately JPY 5.0 each fiscal year, based on the steady growth of our stable earnings base.
- We will decide share buybacks, based on our business results, capital adequacy, our stock price and the opportunities for growth investment, using the total payout ratio of 50% or more as a guide.

Reference materials for the General Meeting of Shareholders

Company proposal

Proposal 1: Appointment of fourteen (14) directors

The term of office of the fourteen (14) directors appointed at the 22nd Ordinary General Meeting of Shareholders will expire at the closing of this Ordinary General Meeting of Shareholders. Therefore, we propose the appointment of fourteen (14) directors in accordance with the determination by the Nominating Committee. Mr. Takashi Tsukioka will serve as Chairperson of the Board of Directors if this proposal is approved.

All eight (8) of the outside director candidates satisfy the "Independence Standards of Outside Directors of Mizuho Financial Group" established by Mizuho Financial Group. (For an overview of the independence standards above, please see page 39.)

Candidates for members of the Board of Directors

Candidate No.	Candidate's Name			Year of appointment	Current title at Mizuho Financial Group
1	Yoshimitsu Kobayashi	Male	Reappointment / Independent Outside Director	2020	Member of the Board of Directors
2	Takashi Tsukioka	Male	Reappointment / Independent Outside Director	2021	Member of the Board of Directors
3	Kotaro Ohno	Male	Reappointment / Independent Outside Director	2023	Member of the Board of Directors
4	Hiromichi Shinohara	Male	Reappointment / Independent Outside Director	2023	Member of the Board of Directors
5	Yumiko Noda	Female	Reappointment / Independent Outside Director	2023	Member of the Board of Directors
6	Takakazu Uchida	Male	Reappointment / Independent Outside Director	2024	Member of the Board of Directors
7	Masahiko Tezuka	Male	New appointment / Independent Outside Director	—	—
8	Yuki Ikuno	Female	New appointment / Independent Outside Director	—	—
9	Seiji Imai	Male	Reappointment / Internal Non-Executive Director	2021	Chairperson (*Kaicho*), Member of the Board of Directors
10	Hisaaki Hirama	Male	Reappointment / Internal Non-Executive Director	2019	Member of the Board of Directors
11	Masahiro Kihara	Male	Reappointment / Executive Director	2022	Member of the Board of Directors President & Group CEO (Representative Corporate Executive)
12	Hidekatsu Take	Male	Reappointment / Executive Director	2024	Member of the Board of Directors Deputy President & Corporate Executive (Representative Corporate Executive)

Candi-date No.	Candidate's Name			Year of appoint-ment	Current title at Mizuho Financial Group
13	Mitsuhiro Kanazawa	Male	Reappointment / Executive Director	2024	Member of the Board of Directors Senior Managing Corporate Executive
14	Takefumi Yonezawa	Male	Reappointment / Executive Director	2024	Member of the Board of Directors Senior Managing Corporate Executive

Composition of the Board of Directors and approach to considering candidates for members of the Board of Directors

Mizuho Financial Group believes that, in addition to conducting strategic direction within the group, it is important for our Board of Directors to fulfill the role of appropriately implementing governance functions across the group and across subsidiaries under the group's management. As such, our "Corporate Governance Guidelines" set forth the criteria for appointing a director and the skills that the Board of Directors as a whole should possess. In addition, our Board of Directors is composed of an appropriate balance of outside directors who possess complex and diverse perspectives that we may not have within the group, and internal directors who have considerable expert knowledge concerning the group's business model.

Percentage of outside directors
57.1%

Percentage of outside and non-executive directors
71.4%

Percentage of female directors
14.3%

[Skills that the Board of Directors as a whole should possess]

Management	We believe that the experience of top management in large and complex organizations is necessary to fulfill the supervisory function of the group.
Risk Management / Internal Control	We believe that professional experience in and knowledge of risk governance and internal control in corporations, auditing firms, and/or in the legal profession is necessary for supervision to ensure fair corporate activities and sound business operations by the management.
Financial Control / Accounting	We believe that experience as a CFO or person with similar responsibility in corporations and professional experience and knowledge as a certified public accountant or as a member of a similar profession is necessary to oversee management, which aims to build a sound financial base, pursue capital efficiency and realize growth strategies.
Finance	We believe that knowledge of the financial business, backed by, among others, business experience at financial institutions, is necessary to fulfill the supervisory function of the group, which has banking, trust, and securities businesses at its core.
Human Resources / Organization	The group considers "human resources" to be one of the key corporate resources that will support future growth, and believes that experience in and knowledge of, among others, the development of executive managers, human resources and organizations is necessary from the perspective of appropriately overseeing efforts by the management to transform human capital and corporate culture.
IT / Digital	We believe that experience and knowledge in, among others, technological and business development in the IT and digital fields is necessary to fulfill the group's supervisory function, as they are the foundation for customers to use the group's services with peace of mind and are also key to the group's future competitiveness.
Sustainability	The group aims to achieve its own growth through facing social issues and contributing to their resolution, and we believe that experience in and knowledge of environmental and other sustainability-related operations is necessary to fulfill the supervisory function of the group.
Global	As the group is expanding its business globally and aims to contribute increasingly to the sustainable growth of the world, we believe that experience in, among others, management of global corporations overseas is necessary to fulfill the supervisory function of the group.

The table below lists the particular core skills of the (prospective) directors after this Ordinary General Meeting of Shareholders, in relation to the skills that the Board of Directors as a whole should possess. We believe that the Board of Directors as a whole would have the necessary skills in the event that Proposal 1 is approved as proposed. We also believe that each committee is equipped with the necessary skills based on their respective roles, including securing the knowledge of outside committee members at the meetings of voluntary committees.

[Skill Matrix of the Board of Directors]

Name	The skills that the Board of Directors as a whole should possess								Committees to be appointed (☆: Chairperson of the committee)					
	Management	Risk Management / Internal Control	Financial Control / Accounting	Finance	Human Resources / Organization	IT / Digital	Sustainability	Global	Nominating Committee	Compensation Committee	Audit Committee	Risk Committee[2]	IT / Digital Transformation Committee[3]	Human Resources Review Meeting
Yoshimitsu Kobayashi	●				●		●	●	☆					●
Takashi Tsukioka[1]	●	●			●		●	●	●					●
Kotaro Ohno	●	●			●				●		☆			●
Hiromichi Shinohara	●				●	●	●		●				☆	●
Yumiko Noda	●	●		●	●		●	●		●		●		
Takakazu Uchida		●	●	●				●	●	☆	●			●
Masahiko Tezuka		●	●		●						●		●	
Yuki Ikuno				●	●			●		●		●		
Seiji Imai				●			●	●						
Hisaaki Hirama		●	●	●							●	☆	●	
Masahiro Kihara	●	●	●	●	●			●						☆
Hidekatsu Take				●			●	●						
Mitsuhiro Kanazawa		●		●		●		●						
Takefumi Yonezawa		●	●	●				●						

Notes

1: Chairperson of the Board of Directors

2: The following two external experts serve on the committee:
   Rintaro Tamaki (President, Japan Center for International Finance)
   Hiroshi Naka (Professor, School of Policy Studies of Kwansei Gakuin University)

3: The following two external experts serve on the committee:
   Masatsugu Shimono (Honorary Advisor, IBM Japan, Ltd.)
   Keiji Kojima (Director and Vice Chairman, Hitachi, Ltd.)

Candidate No. 1	Yoshimitsu Kobayashi	Reappointment / Independent Outside Director

Date of birth	November 18, 1946 (Age 78)
Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Chairperson of the Nominating Committee Member of the Human Resources Review Meeting
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 6,368 shares Potential number of additional shares of common stock to be held: 7,307 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2024)	The Board of Directors: 13/13 meetings (100%) The Nominating Committee: 10/10 meetings (100%) The Human Resources Review Meeting: 4/4 meetings (100%)
Term in office as a director	5 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles

In addition to serving as Representative Director, Member of the Board, President and Chairperson of Mitsubishi Chemical Group Corporation, he has served as Chairperson of the Japan Association of Corporate Executives, a member of the Council on Economic and Fiscal Policy, a member of the Industrial Competitiveness Council, a member of the Council for Science, Technology and Innovation of the Cabinet Office and Chairperson of the Council for Promotion of Regulatory Reform, among others. Currently, among others, he is actively performing the role of Chairman of the Board of Directors of Tokyo Electric Power Company Holdings, Inc. He has extensive experience as a senior executive of a global corporation which has diverse business operations, as well as deep insight in corporate governance and sustainability.

We propose to appoint him as an outside director based on our conclusion that he will be able to significantly contribute to, among other matters, increasing the effectiveness of both the decision-making and supervisory functions of the Board of Directors, from a perspective independent from that of the management.

Candidate's independence

He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

The business relationship between Tokyo Electric Power Company Holdings, Inc., where he serves as Chairman of the Board of Directors, and the group does not affect his independence, for reasons including that (i) the percentage of sales gained through the business with the group of the consolidated net sales of Tokyo Electric Power Company Holdings, Inc., and (ii) the percentage of gross profits gained through the business with group companies of Tokyo Electric Power Company Holdings, Inc. of the consolidated gross profits of Mizuho Financial Group, are less than 2%, respectively.

Activities on the Board of Directors and committees

By leveraging his broad experience as a senior executive and deep insight about the environment, society and corporate governance, as the Chairperson of the Nominating Committee he led discussions on the composition of the Board of Directors of Mizuho Financial Group and its subsidiaries, and other matters, with the aim of enhancing the group's overall governance. In addition, at the Board of Directors meetings, he appropriately performed supervisory functions by, among other things, providing opinions and suggestions

on topics such as the importance of effectively communicating, both internally and externally, Mizuho Financial Group's strategy-based competitive advantage, and establishing effective reporting lines for internal control.

Brief personal record (major concurrent office indicated in bold)

December 1974	Joined Mitsubishi Chemical Industries Corporation (current Mitsubishi Chemical Corporation)
April 2005	Managing Executive Officer of Mitsubishi Chemical Corporation
April 2007	Representative Director, Member of the Board, President of Mitsubishi Chemical Holdings Corporation* Representative Director, Member of the Board, President and Chief Executive Officer, of Mitsubishi Chemical Corporation
June 2012	Outside Director of Tokyo Electric Power Co., Inc. (until March 2015)
April 2015	Chairperson, Japan Association of Corporate Executives (until April 2019)
June 2015	Member of the Board, Chairperson of Mitsubishi Chemical Holdings Corporation*
September 2015	Outside Director of Toshiba Corporation (until July 2020)
June 2018	Chairperson of Board of Directors, Outside Director of Toshiba Corporation (until July 2020)
June 2020	Member of the Board of Directors (Outside Director) of Mizuho Financial Group (current)
June 2021	Member of the Board of Mitsubishi Chemical Holdings Corporation* (until June 2022) **Chairman of the Board of Directors of Tokyo Electric Power Company Holdings, Inc. (current)**

* Current Mitsubishi Chemical Group Corporation

Candidate No. 2	Takashi Tsukioka	Reappointment / Independent Outside Director

Date of birth	May 15, 1951 (Age 74)
Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Member of the Nominating Committee Chairperson of the Compensation Committee Member of the IT / Digital Transformation Committee Member of the Human Resources Review Meeting
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 2,251 shares Potential number of additional shares of common stock to be held: 5,190 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2024)[2]	The Board of Directors: 13/13 meetings (100%) The Nominating Committee: 10/10 meetings (100%) The Compensation Committee: 7/7 meetings (100%) The Audit Committee: 5/5 meetings (100%) The IT / Digital Transformation Committee: 6/6 meetings (100%) The Human Resources Review Meeting: 4/4 meetings (100%)
Term in office as a director	4 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles

As he has served as Representative Director, President and Chief Executive Officer, and Representative Director and Chairperson of Idemitsu Kosan Co.,Ltd. and President of the Petroleum Association of Japan, he has, as a senior executive of a global corporation in the energy industry, extensive experience concerning transformation through corporate mergers and other means, risk management such as crisis management, and employee engagement with individuals holding diverse values. He also has extensive knowledge and expertise pertaining to sustainability, including renewable energy initiatives.

We propose to appoint him as an outside director based on our conclusion that he will be able to significantly contribute to, among other matters, increasing the effectiveness of both the decision-making and supervisory functions of the Board of Directors, from a perspective independent from that of the management.

Candidate's independence

He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

The business relationship between Idemitsu Kosan Co.,Ltd., where he serves as Honorary Advisor, and the group does not affect his independence, for reasons including that (i) the percentage of sales gained through the business with the group of the consolidated net sales of Idemitsu Kosan Co.,Ltd., and (ii) the percentage of gross profits gained through the business with group companies of Idemitsu Kosan Co.,Ltd. of the consolidated gross profits of Mizuho Financial Group, are less than 2%, respectively.

Activities on the Board of Directors and committees

By leveraging his extensive experience as a senior executive and deep insight in organizational management, as the Chairperson of the Compensation Committee he led discussions on the appropriateness and the ideal structure of the executive compensation system, as well as the assessment method of Incentive Compensation, and the like, taking into account the business environment of Mizuho Financial Group and economic trends, etc. In addition, at the Board of Directors meetings, he appropriately performed supervisory functions by, among other things, providing opinions and suggestions on improving engagement of employees both in Japan and overseas, as well as on internal and external communication as part of brand strategies.

Brief personal record (major concurrent office indicated in bold)

April 1975	Joined Idemitsu Kosan Co.,Ltd.
June 2007	Executive Officer and General Manager of Supply & Logistics Department of Idemitsu Kosan Co.,Ltd.
June 2008	Managing Executive Officer and General Manager of Supply & Logistics Department of Idemitsu Kosan Co.,Ltd.
June 2009	Director and General Manager of Supply & Logistics Department of Idemitsu Kosan Co.,Ltd.
June 2010	Managing Director and Managing Executive Officer and General Manager of Corporate Planning Department of Idemitsu Kosan Co.,Ltd.
April 2011	Managing Director of Idemitsu Kosan Co.,Ltd.
June 2012	Executive Vice President and Representative Director of Idemitsu Kosan Co.,Ltd.
June 2013	Representative Director, President and Chief Executive Officer of Idemitsu Kosan Co.,Ltd.
April 2018	Chairperson and Representative Director of Idemitsu Kosan Co.,Ltd.
June 2020	Special Advisor of Idemitsu Kosan Co.,Ltd.
June 2021	Member of the Board of Directors (Outside Director) of Mizuho Financial Group (current)
June 2022	**Honorary Advisor of Idemitsu Kosan Co.,Ltd. (current)**
June 2023	**Outside Director of Mitsui-Soko Holdings Co.,Ltd. (current)**

Candidate No. 3	Kotaro Ohno	Reappointment / Independent Outside Director

Date of birth	April 1, 1952 (Age 73)
Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Member of the Nominating Committee Member of the Audit Committee Member of the Human Resources Review Meeting
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 0 shares Potential number of additional shares of common stock to be held: 2,040 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2024)	The Board of Directors: 13/13 meetings (100%) The Nominating Committee: 10/10 meetings (100%) The Audit Committee: 18/18 meetings (100%) The Human Resources Review Meeting: 4/4 meetings (100%)
Term in office as a director	2 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles

He has served in positions such as Vice-Minister of Justice, Superintending Prosecutor and Prosecutor-General, and he is currently active as an attorney-at-law. In addition, having served as the chairperson of the nominating committee and the audit committee as an outside director of other companies, he has extensive knowledge and expertise in organizational management and corporate governance as well as expertise in legal affairs and crisis management.

We propose to appoint him as an outside director based on our conclusion that he will be able to significantly contribute to, among other matters, increasing the effectiveness of both the decision-making and supervisory functions of the Board of Directors from a perspective independent from that of the management.

Candidate's independence

He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

The relationship between him, as attorney-at-law, and the group does not affect his independence, for reasons that he has not received any money or proprietary benefit from the group, and, although he has served as an advisor of Atsumi & Sakai, he has not been involved in its management.

Activities on the Board of Directors and committees

By leveraging his extensive experience in the legal profession and his deep insight and expertise in organizational management and corporate governance, he appropriately performed supervisory functions by, among other things, providing opinions and suggestions on the ideal structure of the evaluation of employees, taking into account the Purpose and Values; on the need for personnel exchanges between internal audit departments and other departments; on approaches to AI Initiatives Policy; and on improving engagement of employees who support business areas, including those in administrative and IT & Systems departments.

Brief personal record (major concurrent office indicated in bold)

April 1976	Appointed as Public Prosecutor
July 2009	Vice-Minister of Justice
August 2011	Superintending Prosecutor at Sendai High Public Prosecutors Office
July 2012	Superintending Prosecutor at Tokyo High Public Prosecutors Office
July 2014	Prosecutor-General
November 2016	Registered as lawyer Special Counsel of Mori Hamada & Matsumoto (until December 2022)
May 2017	Outside Director of AEON Co., Ltd. (until May 2023)
June 2017	Outside Audit & Supervisory Board Member of ITOCHU Corporation (until June 2021) **Outside Audit & Supervisory Board Member of Komatsu Ltd. (until June 2025 (planned))**
January 2023	**Advisor of Atsumi & Sakai (current)**
June 2023	Member of the Board of Directors (Outside Director) of Mizuho Financial Group (current)

Candidate No. 4	Hiromichi Shinohara	Reappointment / Independent Outside Director

Date of birth	March 15, 1954 (Age 71)
Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Member of the Nominating Committee Chairperson of the IT / Digital Transformation Committee Member of the Human Resources Review Meeting
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 0 shares Potential number of additional shares of common stock to be held: 2,040 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2024)	The Board of Directors: 13/13 meetings (100%) The Nominating Committee: 10/10 meetings (100%) The IT / Digital Transformation Committee: 6/6 meetings (100%) The Human Resources Review Meeting: 4/4 meetings (100%)
Term in office as a director	2 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles

In addition to having served as CTO, CISO, Senior Executive Vice President and Chairman of the Board (Kaicho) and Chairman of the Board of Directors of Nippon Telegraph and Telephone Corporation, as well as Vice Chair of Keidanren (Japan Business Federation) and member of the Council for Science, Technology and Innovation of the Cabinet Office, currently he is actively performing the role of Chair of Committee on Digital Economy of Keidanren. Through his extensive experience as a top executive in corporate management and research and development, he has expert knowledge in corporate governance and technology, as well as a high level of expertise in human resource development, and the creation of a sustainable society through the use of technology.

We propose to appoint him as an outside director based on our conclusion that he will be able to significantly contribute to, among other matters, increasing the effectiveness of both the decision-making and supervisory functions of the Board of Directors, from a perspective independent from that of the management.

Candidate's independence

He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

The business relationship between Nippon Telegraph and Telephone Corporation, where he serves as Executive Advisor, and the group does not affect his independence, for reasons including that (i) the percentage of sales gained through the business with the group of the consolidated net sales of Nippon Telegraph and Telephone Corporation, and (ii) the percentage of gross profits gained through the business with group companies of Nippon Telegraph and Telephone Corporation of the consolidated gross profits of Mizuho Financial Group, are less than 2%, respectively.

Activities on the Board of Directors and committees

By leveraging his extensive experience as a senior executive and his deep insight into technology, as the Chairperson of the IT / Digital Transformation Committee he led discussions on promoting DX, on IT reforms, on policies for important IT projects, on system risk management and on cybersecurity structure and other matters. In addition, at the Board of Directors meetings, he appropriately performed supervisory functions by, among other things, providing opinions and suggestions on the need for cross-departmental collaboration between business and IT & Systems areas, as well as for the maintenance of data aimed at business strategies; and on establishing plans to ensure the effectiveness of IT and DX.

Brief personal record (major concurrent office indicated in bold)

April 1978	Joined Nippon Telegraph and Telephone Public Corporation (current Nippon Telegraph and Telephone Corporation)
June 2009	Senior Vice President, Head of Research and Development Planning, Member of the Board of Nippon Telegraph and Telephone Corporation
June 2012	Executive Vice President, Head of Research and Development Planning, Member of the Board of Nippon Telegraph and Telephone Corporation
June 2014	Senior Executive Vice President, Head of Research and Development Planning, Representative Member of the Board of Nippon Telegraph and Telephone Corporation
June 2018	Chairman of the Board of Nippon Telegraph and Telephone Corporation
June 2021	**Outside Director of Yamaha Corporation (current)**
June 2022	**Executive Advisor of Nippon Telegraph and Telephone Corporation (current)**
June 2023	Member of the Board of Directors (Outside Director) of Mizuho Financial Group (current)

Candidate No. 5	Yumiko Noda	Reappointment / Independent Outside Director

Date of birth	January 26, 1960 (Age 65)
Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Member of the Compensation Committee Member of the Risk Committee
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 0 shares Potential number of additional shares of common stock to be held: 2,040 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2024)	The Board of Directors: 13/13 meetings (100%) The Compensation Committee: 7/7 meetings (100%) The Risk Committee: 7/7 meetings (100%)
Term in office as a director	2 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles

After having worked at financial institutions and consulting firms, and having served as Deputy Mayor of Yokohama City, she has been actively performing the roles of President and Representative Director, Chairman and Representative Director of Veolia Japan GK and Vice Chair of Keidanren. She has demonstrated leadership in such diverse organizations as above, and, through her extensive experience as a senior executive of a global corporation in the environmental services business, she has a wealth of experience and knowledge in sustainability and deep insight in financial fields, including PFI.

We propose to appoint her as an outside director based on our conclusion that she will be able to significantly contribute to, among other matters, increasing the effectiveness of both the decision-making and supervisory functions of the Board of Directors, from a perspective independent from that of the management.

Candidate's independence

She satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

The business relationship between Veolia Japan GK, where she holds concurrent office, and the group does not affect her independence, for reasons including that (i) the percentage of sales gained through the business with the group of the consolidated net sales of Veolia Japan GK, and (ii) the percentage of gross profits gained through the business with group companies of Veolia Japan GK of the consolidated gross profits of Mizuho Financial Group, are less than 2%, respectively.

Activities on the Board of Directors and committees

By leveraging her extensive experience as a senior executive and her deep insight in the fields of finance and sustainability at the Board of Directors meetings, she appropriately performed supervisory functions by, among other things, providing opinions and suggestions on the need to establish a unique competitive advantage based on the Purpose, to cultivate a culture of taking on challenges in light of the results of the staff survey and to raise employee awareness through messages from executives, as well as on the importance of diverse perspectives in the area of sustainability and the importance of communication with investors.

Brief personal record (major concurrent office indicated in bold)

April 1982	Joined Bank of America, Tokyo Branch
March 1996	Deputy General Manager and Head of Structured Finance of the Long-Term Credit Bank of Japan, London Branch
January 2000	Partner of PricewaterhouseCoopers Financial Advisory Services (current PwC Advisory LLC)
June 2007	Deputy Mayor of Yokohama City
January 2011	Partner, Head of PPP and Infrastructure of PwC Advisory Co., Ltd (current PwC Advisory LLC)
October 2017	President and Representative Director of Veolia Japan K.K. (current Veolia Japan GK)
June 2020	Chairman and Representative Director of Veolia Japan K.K. (current Veolia Japan GK) (until June 2025 (planned))
June 2021	Outside Director of Idemitsu Kosan Co.,Ltd. (until June 2024) Outside Director of Benesse Holdings, Inc. (until June 2024)
June 2023	Member of the Board of Directors (Outside Director) of Mizuho Financial Group (current)
June 2024	**Outside Director of East Japan Railway Company (current)** **Outside Director of Sumitomo Chemical Company, Limited (current)**
June 2025	**Chairman and Director of Veolia Japan GK (planned)**

Candidate No. 6	Takakazu Uchida	Reappointment / Independent Outside Director

Date of birth	September 24, 1960 (Age 64)
Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Member of the Compensation Committee Member of the Audit Committee
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 749 shares Potential number of additional shares of common stock to be held: 660 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2024)[2]	The Board of Directors: 10/10 meetings (100%) The Compensation Committee: 6/6 meetings (100%) The Audit Committee: 13/13 meetings (100%)
Term in office as a director	1 year (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles

Having served, among others, as Chief Financial Officer and Representative Director, Executive Vice President of Mitsui & Co., Ltd., as well as a Governor of the Government Pension Investment Fund, he has extensive experience in, and has deep insight on fields such as the corporate governance of a global corporation which has a diverse business portfolio, finance and risk management, and financial business.

We propose to appoint him as an outside director based on our conclusion that he will be able to significantly contribute to, among other matters, increasing the effectiveness of both the decision-making and supervisory functions of the Board of Directors from a perspective independent from that of the management.

Candidate's independence

He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

Activities on the Board of Directors and committees

By leveraging his extensive experience as a CFO of a global corporation and his deep insight in corporate governance, finance and risk management, at the Board of Directors meetings, he appropriately performed supervisory functions by, among other things, providing opinions and suggestions on topics such as the enhancement of governance systems in and outside Japan, capital management, including in respect of Mizuho Financial Group's shareholder return policy, the optimization of operations associated with the reorganization of group companies, the medium- to long-term need to establish a unique brand, and business continuity policies in light of the external business environment.

Brief personal record (major concurrent office indicated in bold)

April 1983	Joined Mitsui & Co., Ltd.
April 2014	Managing Officer, General Manager, Finance Div. of Mitsui & Co., Ltd.
April 2017	Executive Managing Officer, General Manager, Finance Div. of Mitsui & Co., Ltd.
April 2018	Executive Managing Officer, Chief Financial Officer of Mitsui & Co., Ltd.
June 2018	Representative Director, Executive Managing Officer, Chief Financial Officer of Mitsui & Co., Ltd.
April 2019	Representative Director, Senior Executive Managing Officer, Chief Financial Officer of Mitsui & Co., Ltd.
April 2020	Representative Director, Executive Vice President, Chief Financial Officer of Mitsui & Co., Ltd.
July 2020	Governor of Government Pension Investment Fund (until February 2024)
April 2021	Member of Expert Panel on JFSA's Policy Evaluations (current)
April 2022	Director of Mitsui & Co., Ltd.
June 2022	Counselor of Mitsui & Co., Ltd. (until June 2024)
July 2022	Vice Chair and Public Board Member of Self-Regulation Board of Japan Securities Dealers Association (until June 2024)
June 2024	Member of the Board of Directors (Outside Director) of Mizuho Financial Group (current)

*** Outside Director of Tokyo Electric Power Company Holdings, Inc. (the proposal for his election is scheduled to be submitted to the ordinary general meeting of shareholders of Tokyo Electric Power Company Holdings, Inc. to be held in June 2025)**

Candidate No. 7	Masahiko Tezuka	New appointment / Independent Outside Director

Date of birth	August 18, 1961 (Age 63)
Current title and assignment at Mizuho Financial Group	—
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 814 shares Potential number of additional shares of common stock to be held: 1,750 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2024)	—
Term in office as a director	— (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles

He has served in positions such as an executive board member of Tohmatsu & Co. (current Deloitte Touche Tohmatsu LLC) and Chairman and President of the Japanese Institute of Certified Public Accountants, and he is currently active as a certified public accountant. In addition, having served as CEO of Japan Foundation for Accounting Education and Learning, he has high level of expertise in finance and accounting, risk management, and internal control.

We propose to appoint him as an outside director based on our conclusion that he will be able to significantly contribute to, among other things, increasing the effectiveness of both the decision-making and supervisory functions of the Board of Directors from a perspective independent from that of the management.

Candidate's independence

He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

With respect to the relationship between him, as a certified public accountant, and the group, he has not received any money or proprietary benefit from the group other than executive compensation. Since June 2023, he has been an outside director (Audit & Supervisory Committee member) of Mizuho Bank, Ltd. and receives the prescribed remuneration for serving as an outside director; however, such relationship between him and the group does not affect his independence.

Brief personal record (major concurrent office indicated in bold)

October 1986	Joined Chuo Audit Corporation
March 1990	Registered as a Certified Public Accountant (CPA)
October 2005	Executive board member of ChuoAoyama Audit Corporation
May 2006	COO of ChuoAoyama Audit Corporation
October 2007	Partner, executive board member of Tohmatsu & Co. (current Deloitte Touche Tohmatsu LLC)
July 2016	Executive board member of the Japanese Institute of Certified Public Accountants (JICPA)
July 2019	Chairman and President of JICPA CEO of Japan Foundation for Accounting Education and Learning (current)
May 2022	Auditor of Japan Association of Corporate Directors (current)
July 2022	Chair of Councillors of Financial Accounting Standards Foundation (current) Advisor of JICPA (current)
December 2022	Advisor of Kagayaki Holdings, Inc.
June 2023	Outside Director (Audit & Supervisory Committee Member) of BK (until June 2025 (planned))
September 2023	Outside Auditor of Kagayaki Holdings, Inc. (current)
June 2024	**Outside Audit & Supervisory Board Member of Idemitsu Kosan Co., Ltd. (current)**
Definition: BK: Mizuho Bank, Ltd.	

Candidate No. 8	Yuki Ikuno	New appointment / Independent Outside Director

Date of birth	October 6, 1963 (Age 61)
Current title and assignment at Mizuho Financial Group	—
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 0 shares Potential number of additional shares of common stock to be held: 0 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2024)	—
Term in office as a director	— (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles

She has worked for over 30 years at foreign financial institutions, engaging in various operations related to financial and capital markets, including structured finance. She is currently a Visiting Associate Professor of Hitotsubashi University Business School. She has deep insight in the areas of finance and global business.

We propose to appoint her as an outside director based on our conclusion that she will be able to significantly contribute to, among other things, increasing the effectiveness of both the decision-making and supervisory functions of the Board of Directors from a perspective independent from that of the management.

Candidate's independence

She satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

Brief personal record (major concurrent office indicated in bold)

April 1986	Joined Salomon Brothers Asia Ltd., Tokyo Branch (current Citigroup Global Markets Japan Inc.)
September 1994	Joined Bankers Trust Asia Ltd., Tokyo Branch (current Deutsche Securities Japan Co., Ltd.)
January 1996	Managing Director of Bankers Trust Asia Ltd., Tokyo Branch
July 1999	Joined Deutsche Securities Limited, Tokyo Branch (current Deutsche Securities Inc.) Managing Director of Fixed Income Division, Deutsche Securities Limited, Tokyo Branch (until October 2006)
May 2007	Joined UBS Securities Japan Ltd., Tokyo Branch (current UBS Securities Japan Co., Ltd.) Managing Director of Investment Banking Division, UBS Securities Japan Ltd., Tokyo Branch (until April 2017)
May 2020	Visiting Lecturer of MBA program, Hitotsubashi University Business School, School of International Corporate Strategy
November 2022	Visiting Associate Professor of MBA program, Hitotsubashi University Business School, School of International Corporate Strategy (current)
March 2023	**Outside Director of Nisshinbo Holdings Inc. (current)**

Candidate No. 9	Seiji Imai	Reappointment / Non-Executive Director

Date of birth	June 25, 1962 (Age 62)
Current title and assignment at Mizuho Financial Group	Chairperson (Kaicho), Member of the Board of Directors
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 51,430 shares Potential number of additional shares of common stock to be held: 62,033 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2024)	The Board of Directors: 12/13 meetings (92%)
Term in office as a director	4 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles

He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in corporate banking business (with large corporations), international business, investment banking business, business promotion and other matters as a member of the group since 1986.

He has served as Chairperson (Kaicho), Member of the Board of Directors of Mizuho Financial Group since April 2022, after having served in positions such as General Manager of Corporate Banking Department No.12, General Manager of Seoul Branch, Head of Asia & Oceania of Mizuho Bank, Ltd., Head of Global Corporate Company and Head of Corporate & Institutional Company of Mizuho Financial Group. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, business strategies of large corporations and global corporations, including ESG, and business challenges. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

We have appointed him as a candidate for director because the utilization of his experience and expert knowledge, as a member of the Board of Directors and from the standpoint of a director who does not concurrently serve as an executive officer, is expected to increase the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record (major concurrent office indicated in bold)

April 2014	Executive Officer, General Manager of Seoul Branch of BK
April 2016	Managing Executive Officer, Head of Asia & Oceania of Mizuho Financial Group Managing Executive Officer, Head of Asia & Oceania of BK
April 2018	Senior Managing Executive Officer, Head of Global Corporate Company of Mizuho Financial Group (until April 2020)
April 2019	Deputy President & Executive Officer of BK
April 2020	Senior Managing Executive Officer, Head of Corporate & Institutional Company and Head of Global Products Unit of Mizuho Financial Group
April 2021	Deputy President & Corporate Executive, Head of Corporate & Institutional Company and Head of Global Corporate Company of Mizuho Financial Group (Member of the Board of Directors and Deputy President & Corporate Executive from June 2021)
April 2022	Chairperson (*Kaicho*), Member of the Board of Directors (current)
Definition: BK: Mizuho Bank, Ltd.	

Candidate No. 10	Hisaaki Hirama	Reappointment / Non-Executive Director

Date of birth	December 26, 1962 (Age 62)
Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Member of the Audit Committee Chairperson of the Risk Committee Member of the IT / Digital Transformation Committee
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 24,698 shares Potential number of additional shares of common stock to be held: 25,489 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2024)	The Board of Directors: 13/13 meetings (100%) The Audit Committee: 18/18 meetings (100%) The Risk Committee: 7/7 meetings (100%) The IT / Digital Transformation Committee: 6/6 meetings (100%)
Term in office as a director	6 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in accounting, business promotion, internal audits and other matters as a member of the group since 1986.

He has served as member of the Board of Directors, member of the Audit Committee and Chairperson of the Risk Committee of Mizuho Financial Group since June 2019, after having served in positions such as General Manager of Accounting Department of Mizuho Financial Group, General Manager of Marunouchi-Chuo Branch Division No.1, General Manager of Nagoya Corporate Branch and Head of Internal Audit Group of Mizuho Bank, Ltd. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, financial control, accounting and various risk management. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

We have appointed him as a candidate for director because the utilization of his experience and expert knowledge, as a member of the Board of Directors and from the standpoint of a director who does not concurrently serve as an executive officer, is expected to increase the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

He has considerable expert knowledge concerning finance and accounting, which he gained through his abundant experiences and career as General Manager of Accounting Department of Mizuho Financial Group, General Manager of Accounting Department of Mizuho Bank, Ltd. and member of the Audit Committee of Mizuho Financial Group.

Brief personal record (major concurrent office indicated in bold)

April 2014	Executive Officer, General Manager of Marunouchi-Chuo Branch Division No.1 of BK
April 2015	Executive Officer, General Manager of Nagoya Corporate Branch of BK
April 2017	Managing Executive Officer, Head of Internal Audit Group of BK
April 2019	Advisor to Audit Committee of Mizuho Financial Group
June 2019	Member of the Board of Directors of Mizuho Financial Group (current)
Definition: BK: Mizuho Bank, Ltd.	

Candidate No. 11	Masahiro Kihara	Reappointment / Executive Director

Date of birth	August 21, 1965 (Age 59)
Current title and assignment at Mizuho Financial Group	Member of the Board of Directors President & Group CEO (Representative Corporate Executive) Chairperson of the Human Resources Review Meeting
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 20,351 shares Potential number of additional shares of common stock to be held: 79,037 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2024)	The Board of Directors: 13/13 meetings (100%) The Human Resources Review Meeting: 4/4 meetings (100%)
Term in office as a director	3 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles

He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in corporate planning, financial planning, risk management, investment banking business, markets business and other matters as a member of the group since 1989.

He has served as President & Group CEO of Mizuho Financial Group since February 2022, after having served in positions such as Project Manager of Risk Governance Enhancement Project Team of Mizuho Financial Group, General Manager of Risk Management Department, General Manager of Financial Planning Department, Head of Financial Control & Accounting Group, Head of Strategic Planning Group of Mizuho Securities Co., Ltd. and Head of Global Products Unit of Mizuho Financial Group. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, business strategies, business management and internal control. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

We have appointed him as a candidate for director based on the role delegated to him as the head of business execution and because the utilization of his experience and expert knowledge as a member of the Board of Directors is expected to increase the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record (major concurrent office indicated in bold)

January 2014	Project Manager of Risk Governance Enhancement Project Team of Mizuho Financial Group
April 2017	Executive Officer, General Manager of Risk Management Department of SC
April 2018	Executive Officer, General Manager of Financial Planning Department of SC
April 2019	Executive Officer, Joint Head of Financial Control & Accounting Group and Joint Head of Global Finance of SC
April 2020	Managing Executive Officer, Deputy Head of Strategic Planning Group and Deputy Head of Financial Control & Accounting Group of Mizuho Financial Group Managing Executive Officer, Head of Strategic Planning Group, Head of Financial Control & Accounting Group, In Charge of Markets, Strategic Intelligence Dept. until October 2020 and Head of Global Finance of SC
April 2021	Senior Managing Corporate Executive*, Head of Global Products Unit, Deputy Head of Corporate & Institutional Company and Deputy Head of Global Corporate Company of Mizuho Financial Group Managing Executive Officer, Head of Global Corporate Division and Head of Global Products Unit of BK * Senior Executive Officer from July 2021 due to the integration of executive titles
February 2022	President & Group CEO and Head of Global Products Unit of Mizuho Financial Group Member of the Board of Directors of BK (until April 2024) **Member of the Board of Directors of TB (current)** **Member of the Board of Directors of SC (current)**
April 2022	President & Group CEO of Mizuho Financial Group (Concurrently, Member of the Board of Directors and President & Group CEO from June 2022) (current)

Definitions:
BK: Mizuho Bank, Ltd. SC: Mizuho Securities Co., Ltd.
TB: Mizuho Trust & Banking Co., Ltd.

Candidate No. 12	Hidekatsu Take	Reappointment / Executive Director

Date of birth	November 20, 1964 (Age 60)
Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Deputy President & Corporate Executive (Representative Corporate Executive) Head of Global Corporate & Investment Banking Company and In Charge of Specially Assigned Matters
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 24,877 shares Potential number of additional shares of common stock to be held: 36,502 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2024)[2]	The Board of Directors: 10/10 meetings (100%)
Term in office as a director	1 year (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles

He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in international business, corporate planning, business promotion and other matters as a member of the group since 1988.

He has served as Head of Global Corporate Company (currently Head of Global Corporate & Investment Banking Company) since the fiscal year 2022, after having served in positions such as General Manager of Strategic Planning Division of Mizuho Financial Group, Joint Head of the Americas of Mizuho Bank, Ltd., Head of Asia & Oceania of Mizuho Financial Group, Head of Sogo Shosha, Realty & Financial Sponsor Industry Group of Mizuho Bank, Ltd. and Head of Corporate & Institutional Company of Mizuho Financial Group. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, business strategies on a global basis and business management. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

We have appointed him as a candidate for director based on the role delegated to him as Assistant to Head of Business Execution and Head of Global Corporate & Investment Banking Company and because the utilization of his experience and expert knowledge as a member of the Board of Directors is expected to increase the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record (major concurrent office indicated in bold)

April 2016	Executive Officer, Joint Head of Americas of BK
April 2018	Managing Executive Officer, Head of Asia & Oceania of Mizuho Financial Group Managing Executive Officer, Head of Asia & Oceania of BK
April 2021	Managing Executive Officer, In Charge of Corporate Banking of BK
May 2021	Managing Executive Officer, Head of Sogo Shosha, Realty & Financial Sponsor Industry Group of BK
April 2022	Senior Executive Officer, Head of Corporate & Institutional Company and Head of Global Corporate Company of Mizuho Financial Group
April 2023	Senior Executive Officer, Head of Global Corporate & Investment Banking Company and In Charge of Specially Assigned Matters of Mizuho Financial Group (current) **Managing Executive Officer, Head of Global Corporate & Investment Banking Division of BK (current)**
April 2024	Deputy President & Senior Executive Officer, Head of Global Corporate & Investment Banking Company and In Charge of Specially Assigned Matters of Mizuho Financial Group (Concurrently, Member of the Board of Directors and Deputy President & Senior Executive Officer from June 2024)
April 2025	Member of the Board of Directors, Deputy President & Corporate Executive, Head of Global Corporate & Investment Banking Company and In Charge of Specially Assigned Matters of Mizuho Financial Group (current)
Definitions: BK: Mizuho Bank, Ltd.	

Candidate No. 13	Mitsuhiro Kanazawa	Reappointment / Executive Director

Date of birth	November 22, 1967 (Age 57)
Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Senior Managing Corporate Executive Group CIO
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 8,601 shares Potential number of additional shares of common stock to be held: 27,545 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2024)[2]	The Board of Directors: 10/10 meetings (100%)
Term in office as a director	1 year (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles

He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in corporate planning, risk management, international business, business promotion and other matters as a member of the group since 1990.

He has served as Group CIO of Mizuho Financial Group since the fiscal year 2024, after having served in positions such as General Manager of Americas Department and In charge of Credit of Mizuho Bank Co., Ltd., General Manager of Risk Management Department, Deputy Head of Strategic Planning Group, Co-Head of IT & Systems Group and Group CPrO of Mizuho Financial Group. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, internal and external risk governance and IT strategies. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

We have appointed him as a candidate for director based on the role delegated to him as Group CIO and because the utilization of his experience and expert knowledge as a member of the Board of Directors is expected to increase the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record (major concurrent office indicated in bold)

April 2019	Executive Officer, In charge of Credit of Global Corporate Department of BK
April 2020	Executive Officer General Manager, Risk Management Department of Mizuho Financial Group Executive Officer General Manager, Risk Management Department of BK
March 2021	Executive Officer, In Charge of Specific Business, Strategic Planning Group of Mizuho Financial Group Executive Officer, In Charge of Specific Business, Strategic Planning Group of BK
April 2021	Managing Executive Officer, In Charge of Specific Business, Strategic Planning Group of Mizuho Financial Group Managing Executive Officer, In Charge of Specific Business, Strategic Planning Group of BK
July 2021	Group Executive Officer, Deputy Head of Strategic Planning Group of Mizuho Financial Group Managing Executive Officer, Deputy Head of Strategic Planning Group of BK
April 2022	Senior Executive Officer, Co-Head of IT & Systems Group of Mizuho Financial Group
April 2023	Senior Executive Officer, Group Co-Chief Information Officer and Group Chief Process Officer of Mizuho Financial Group
April 2024	Senior Executive Officer, Group Chief Information Officer of Mizuho Financial Group **Managing Executive Officer, Chief Information Officer of BK (current)** **Director of RT (current)**
June 2024	Member of the Board of Directors and Senior Executive Officer*, Group Chief Information Officer of Mizuho Financial Group (current) * Member of the Board of Directors and Senior Managing Corporate Executive from April 2025
Definitions: BK: Mizuho Bank, Ltd. RT: Mizuho Research & Technologies, Ltd.	

Candidate No. 14	Takefumi Yonezawa	Reappointment / Executive Director

Date of birth	December 10, 1970 (Age 54)
Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Senior Managing Corporate Executive Group CFO and General Manager of International Accounting Standards Project Team
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 2,821 shares Potential number of additional shares of common stock to be held: 8,103 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2024)[2]	The Board of Directors: 10/10 meetings (100%)
Term in office as a director	1 year (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in accounting, industry research, financial planning and other matters as a member of the group since 1993.

He has served as Group CFO of Mizuho Financial Group since the fiscal year 2023, after having served in positions such as General Manager of Financial Planning Department and Deputy Head of Financial Control & Accounting Group of Mizuho Financial Group. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, business strategies and financial strategies that take into account economic, social and industry trends. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

We have appointed him as a candidate for director based on the role delegated to him as Group CFO and because the utilization of his experience and expert knowledge as a member of the Board of Directors is expected to increase the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record (major concurrent office indicated in bold)

April 2019	General Manager, Financial Planning Department of Mizuho Financial Group
July 2021	Operating Officer, General Manager of Financial Planning Department of Mizuho Financial Group
April 2022	Operating Officer, Deputy Head of Financial Control & Accounting Group and Project Manager of International Accounting Standards Project Team of Mizuho Financial Group
April 2023	Senior Executive Officer, Group Chief Financial Officer (Group CFO) and General Manager of International Accounting Standards Project Team of Mizuho Financial Group **Managing Executive Officer, Chief Financial Officer (CFO) and Project Manager of International Accounting Standards Project Team of BK (current)** **Managing Executive Officer, Chief Financial Officer (CFO) and Project Manager of International Accounting Standards Project Team of TB (current)**
June 2024	Member of the Board of Directors and Senior Executive Officer*, Group Chief Financial Officer (Group CFO) and General Manager of International Accounting Standards Project Team of Mizuho Financial Group (current) * Member of the Board of Directors and Senior Managing Corporate Executive from April 2025
Definitions: BK: Mizuho Bank, Ltd. TB: Mizuho Trust & Banking Co., Ltd.	

(Notes)

1. For reference, “potential number of additional shares of common stock” refers to the number of shares that are scheduled to be delivered equivalent to the stock ownership points granted by the stock compensation system.

2. With respect to Messrs. Takakazu Uchida, Hidekatsu Take, Mitsuhiro Kanazawa and Takefumi Yonezawa, the stated attendance at the meetings of the Board of Directors and the Committees is for those meetings that were held during the fiscal year 2024, after their appointment as directors of Mizuho Financial Group in June 2024. In addition, with respect to Mr. Takashi Tsukioka, the stated attendance at the meetings of the Audit Committee is for those meetings that were held during his term of office as a member of the Audit Committee from April 2024 to June 2024.

3. The former Mizuho Bank, Ltd. and the former Mizuho Corporate Bank, Ltd. conducted a merger on July 1, 2013, whereby the former Mizuho Corporate Bank, Ltd. was the surviving company in an absorption-type merger and the former Mizuho Corporate Bank, Ltd. changed its trade name to Mizuho Bank, Ltd.

4. Messrs. Seiji Imai and Hisaaki Hirama are the candidates for non-executive director who do not concurrently serve as executive officers, employees or executive directors of Mizuho Financial Group or its subsidiaries.

5. Messrs. Yoshimitsu Kobayashi, Takashi Tsukioka, Kotaro Ohno, Hiromichi Shinohara, Takakazu Uchida and Masahiko Tezuka and Mses. Yumiko Noda and Yuki Ikuno satisfy the Independence Standards of Outside Directors of Mizuho Financial Group. Six (6) candidates of the above eight (8) candidates, except Mr. Masahiko Tezuka and Ms. Yuki Ikuno, are “independent directors,” as defined by the Tokyo Stock Exchange, Inc., for the current period. Mr. Masahiko Tezuka and Ms. Yuki Ikuno are also scheduled to be notified to the Tokyo Stock Exchange, Inc. as “independent directors”.

6. Liability Limitation Agreement
   Pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, we have entered into liability limitation agreements with six (6) candidates for outside director—namely Messrs. Yoshimitsu Kobayashi, Takashi Tsukioka, Kotaro Ohno, Hiromichi Shinohara and Takakazu Uchida and Ms. Yumiko Noda —which limit the liability provided for in Article 423, Paragraph 1 of the Companies Act to the greater of either (i) JPY 20 million or (ii) the amount prescribed by laws and regulations, provided that such outside director acts bona fide and without gross negligence in performing his or her duty. We intend to continue with similar liability limitation agreements with each candidate for outside director, i.e., the above six (6) candidates, and to execute a similar liability limitation agreement with Mr. Masahiko Tezuka and Ms. Yuki Ikuno, upon their appointment at this Ordinary General Meeting of Shareholders.

7. Directors and officers liability insurance contract
   Mizuho Financial Group has entered into a directors and officers liability insurance contract with an insurance company. If a claim for damages is made due to an act conducted by the insured based on his/her status as a director or an executive officer of Mizuho Financial Group as defined in the Companies Act, Mizuho Financial Group shall indemnify the insured from any damages, litigation expenses or other expenses incurred by the insured under such insurance contract. Provided, however, that if the insured (i) obtains illicit profits or benefits, (ii) intentionally violates laws and regulations or (iii) recognizes,

before the commencement of the insurance period, a situation where a claim for damages may be made, the indemnity coverage shall not apply. In addition, Mizuho Financial Group shall bear all insurance premiums and the insured shall not bear any insurance premiums. If each candidate is elected as a director, he or she will be included in the insureds under such insurance contract. Mizuho Financial Group plans to renew such insurance contract under the same terms during the term of office.

8. If this proposal is adopted, we expect the designation of the Chairperson of the Board of Directors and designation of committee members and the Chairperson of each committee to be as follows:
   - Chairperson of the Board of Directors: Takashi Tsukioka
   - Nominating Committee members: Yoshimitsu Kobayashi (Chairperson), Takashi Tsukioka, Kotaro Ohno, Hiromichi Shinohara and Takakazu Uchida
   - Compensation Committee members: Takakazu Uchida (Chairperson), Yumiko Noda and Yuki Ikuno
   - Audit Committee members: Kotaro Ohno (Chairperson), Takakazu Uchida, Masahiko Tezuka and Hisaaki Hirama
   - Risk Committee members: Hisaaki Hirama (Chairperson), Yumiko Noda, Yuki Ikuno, Rintaro Tamaki (External Expert) and Hiroshi Naka (External Expert)
   - IT / Digital Transformation Committee members: Hiromichi Shinohara (Chairperson), Masahiko Tezuka, Hisaaki Hirama, Masatsugu Shimono (External Expert) and Keiji Kojima (External Expert)
   - Human Resources Review Meeting members: Masahiro Kihara (Chairperson), Yoshimitsu Kobayashi, Takashi Tsukioka, Kotaro Ohno, Hiromichi Shinohara and Takakazu Uchida

9. The age of directors indicates their age on their last birthday as of this Ordinary General Meeting of Shareholders.

10. The titles of the candidates who concurrently serve as executive officers are, with respect to the information pertaining to the period until March 31, 2025, based on the former designations used until March 31, 2025, and, with respect to the information pertaining to the period from April 1, 2025, based on the new designations used from April 1, 2025.

Overview of Independence Standards of Outside Directors of Mizuho Financial Group

1. An outside director shall not be an executive director, an executive officer as defined in the Companies Act, an executive officer as defined in our internal regulations or an employee (“a Person Performing an Executive Role”) of Mizuho Financial Group or its current subsidiaries nor have been a Person Performing an Executive Role in the past 10 years prior to his or her appointment, nor shall be a director, an audit & supervisory board member, an audit counselor, an executive officer as defined in the Companies Act, an executive officer as defined in our internal regulations or an employee of a company for which Mizuho Financial Group is a principal shareholder.
2. (1) An outside director shall not be a person or its parent company or material subsidiaries to whom Mizuho Financial Group or its Core Subsidiaries are principal business counterparties nor a Person Performing an Executive Role thereof in the event that the foregoing is a company nor a person who has been a Person Performing an Executive Role thereof within the past three years.
   (2) An outside director shall not be a person or its parent company or material subsidiaries that is a principal business counterparty of Mizuho Financial Group or its Core Subsidiaries nor a Person Performing an Executive Role thereof in the event that the foregoing is a company nor a person who has been a Person Performing an Executive Role thereof within the past three years.
3. An outside director shall not be a Person Performing an Executive Role of an entity that receives donations or other support, the total amount of which exceeds a specific amount (greater amount of either the three-year average of JPY 10 million per year or 30% of the average annual total expenses) from Mizuho Financial Group or the Core Subsidiaries.
4. An outside director shall not be a Person Performing an Executive Role of a company or its parent company or subsidiaries to which directors are transferred from Mizuho Financial Group or its subsidiaries.
5. An outside director shall not currently be an accounting auditor or a person employed by an accounting auditor of Mizuho Financial Group or its subsidiaries nor has been in charge of the audit of Mizuho Financial Group or its current subsidiaries in such a capacity within the most recent three years.
6. An outside director that is a lawyer, consultant, or other type of specialist shall not receive greater than or equal to JPY 10 million per year on a three-year average from Mizuho Financial Group or the Core Subsidiaries other than compensation for officers nor shall they be employed by an advisory firm such as a law firm, to whom Mizuho Financial Group or the Core Subsidiaries are principal business counterparties.
7. An outside director shall not be a close relative of the directors, executive officers as defined in the Companies Act, executive officers as defined in our internal regulations, or Advisors, Executive Advisors or material employees or others that have a rank similar to an officer (“Person Equivalent to an Officer”; the same applies hereinafter) of Mizuho Financial Group or its current subsidiaries nor close relatives of such directors, executive officers as defined in the Companies Act, executive officers as defined in our internal regulations, or Person Equivalent to an Officer, within the past five years nor a close relative of individuals who satisfy similar standards set forth in the latter part of 1 and in 2, 3, 5 and 6 above (excluding non-material cases).
8. An outside director shall not be a person who is likely to give rise to consistent substantive conflicts of interest in relation to general shareholders of Mizuho Financial Group other than for the reasons considered above.
9. Even in the event that a person does not satisfy items 2 through 7 set forth above, Mizuho Financial Group may appoint as its outside director a person who we believe to be suitable for the position of an outside director with sufficient independence in consideration of such person’s character and insight, provided that we externally provide an explanation as to why we believe such person qualifies as an outside director with sufficient independence.

Note:

“Core Subsidiaries” refers to Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd.

“Principal business counterparties” are determined based on a standard of greater than or equal to 2% of the consolidated annual total sales (consolidated annual gross profits for Mizuho Financial Group) of each of the three fiscal years including the most recent fiscal year.

Reference materials

Corporate governance system

Mizuho Financial Group has adopted a Company with Three Committees model of corporate governance. By having various committees comprised mainly of outside directors, Mizuho Financial Group is building a corporate governance system that adequately utilizes the points of view of personnel outside of the Company.

Basic policy

Ensuring the separation of supervision and management	Secure the effectiveness of corporate governance by ensuring the separation of supervision and management and making supervision of the management, such as the execution of duties by executive officers (as defined in the Companies Act), the primary focus of the Board of Directors
Delegating decisions on business execution to the executive officers (as defined in the Companies Act) to the greatest extent possible	Make it possible for the management to make swift and flexible decisions and realize expeditious corporate management by enabling the Board of Directors to delegate decisions regarding business execution to the executive officers (as defined in the Companies Act) to the greatest extent possible
Securing independence of management supervision	Utilize committees and other forms of oversight, comprised mainly of outside directors who are not members of the management of Mizuho, and secure transparency and fairness in decision-making processes regarding the appointment and dismissal of, and compensation for, the management as well as ensure effective supervision of the management
Adopting global standards	At the holding company level, actively adopt operations and practices regarding corporate governance that are endorsed globally

Diagram of the corporate governance system



Mizuho Financial Group (Holding Company)
(As of March 31, 2025)
General Meeting of Shareholders
Supervision
Appointment of directors
Determines the content of proposals regarding the appointment and dismissal of directors
Board of Directors
Outside directors:
Chairperson
Internal non-executive directors:
Internal directors who concurrently serve as executive officers:
In principle, the Chairperson is to be an outside director.
Non-executive directors are to comprise a majority of the directors.
Outside Director Session
Determines compensation
Audits the execution of duties
Nominating Committee
Chairperson
In principle, all members are to be outside directors.
Compensation Committee
Chairperson
In principle, all members are to be outside directors.
Audit Committee
Chairperson
Outside directors are to comprise a majority of members.
Risk Committee
IT / Digital Transformation Committee
Human Resources Review Meeting
• Appoints and dismisses executive officers (as defined in the Companies Act)
• Delegates decisions on business execution
• Supervises the execution of duties
Audits the execution of duties by executive officers (as defined in the Companies Act)
Determines the compensation for executive officers (as defined in the Companies Act)
Management
Executive officers (as defined in the Companies Act)
President & Group CEO
Makes decisions on business execution, based on delegation from the Board of Directors, and implements business execution
Mizuho Bank
Mizuho Trust & Banking
Mizuho Securities
General Meeting of Shareholders
Board of Directors
Audit and Supervisory Committee
Collaborate

Status of activities of the Board of Directors and various committees in FY2024

Board of Directors

Chairperson
Izumi Kobayashi

The Board of Directors supervises directors and executive officers (as defined in the Companies Act) and makes decisions on business execution such as the basic management policy.

Main content of discussion

In order to establish a competitive advantage to enhance corporate value over the medium-to long-term, we discussed various topics related to areas in which Mizuho should demonstrate its strengths.

Major topics

- Current status of and issues regarding business plans and key strategies.
- Status of the initiatives for sustainability.
- Status of the initiatives for digital transformation.
- Status of the initiatives for corporate culture transformation.
- Status of the initiatives for stable business operations.

Nominating Committee

Chairperson
Yoshimitsu Kobayashi

The Nominating Committee makes decisions on recommendations regarding the appointment and dismissal of directors that are submitted to general meetings of shareholders.

Main content of discussion

We discussed, among other issues, the composition of the Board of Directors of Mizuho Financial Group and the Three Core Companies, aiming to enhance the overall governance of the group, and director nomination and appointment.

Major topics

- Composition of the Board of Directors of Mizuho Financial Group and the Three Core Companies.
- Succession planning regarding directors and other executives of Mizuho Financial Group and the Three Core Companies.
- Director nomination and appointment of Mizuho Financial Group and the Three Core Companies.

Compensation Committee

Chairperson
Takashi Tsukioka

Among other things, the Compensation Committee determines the basic policy for determination of executive compensation and the compensation for each individual director and executive officer (as defined in the Companies Act).

Main content of discussion

We discussed issues such as the verification and review of the group's executive compensation system (including compensation levels and composition) in light of, among other factors, the group's management environment and market research, and the determination of various compensation.

Major topics

- The verification and review of the executive compensation system (including compensation levels and composition).
- Incentive Compensation for the fiscal year 2023.
- The compensation for each individual director and executive officer (as defined in the Companies Act).

Audit Committee

Chairperson
Ryoji Sato

The Audit Committee audits the legality and appropriateness of the execution of duties by directors and executive officers (as defined in the Companies Act).

Main content of discussion

We discussed a wide range of topics with the aim of understanding the current status through, among others, on-site inspections of offices in and outside Japan and exchanges of opinions with officers and employees, and verifying the effectiveness of the internal control system.

Major topics

- Status of the initiatives for key strategies.
- Financial results and status of key audit items in accounting audits.
- Status of the initiatives for the enhancement of internal control systems.

Risk Committee

Chairperson
Hisaaki Hirama

The Risk Committee makes recommendations to the Board of Directors regarding supervision and decisions related to risk governance.

Main content of discussion

In light of the business environment and market and economic trends, we discussed a variety of topics, including matters regarding various risks and, particularly in relation to sustainability, the responses to various issues related to climate change.

Major topics

- Selection of top risks.
- Operational status of the risk appetite framework.
- Status of comprehensive risk management.
- Status of sustainability initiatives.

IT / Digital Transformation Committee

Chairperson
Hiromichi Shinohara

The IT / Digital Transformation Committee makes recommendations to the Board of Directors regarding supervision and decisions related to IT and digital transformation and regarding other similar matters.

Main content of discussion

With the aim of establishing a competitive advantage, we discussed a variety of topics, including the status of the initiatives for IT strategies and to promote digital transformation and matters regarding various risks related to systems and regarding material IT projects.

Major topics

- Status of the initiatives for IT and digital transformation.
- Status of the initiatives for stable business operations.
- Status of IT risk management.
- Status of cybersecurity risk management.

Human Resources Review Meeting

Chairperson
Masahiro Kihara

The Human Resources Review Meeting discusses plans for the appointment of and commission to Mizuho Financial Group's executive officers (as defined in the Companies Act) and other executives to be determined by the Board of Directors.

Main content of discussion

We discussed sustained strengthening of the group's management through, among other means, a review of the succession planning for key management, in order to implement the Corporate Identity and Purpose and business strategies of the group.

Major topics

- The succession planning of key management.
- The appointment of executive officers for FY2025.

Status of initiatives for enhancing the effectiveness of the Board of Directors

In order to achieve the sustainable enhancement of corporate value, Mizuho Financial Group is strengthening its supervisory functions through initiatives for enhancing the effectiveness of the Board of Directors. More specifically, Mizuho Financial Group is carrying out initiatives on an autonomous and continual basis to reflect the issues identified through the results of "the effectiveness evaluation of the Board of Directors" in "the management policy of the Board of Directors."

Plan	Formulation of Management policy for FY2024
Considering the following identified issues, we formulated the management policy of the Board of Directors for the fiscal year 2024 (key themes and supervisory perspective).	
Identified Issues for FY2023	・Room for further enhancement of discussions on our growth strategy based on changes in the internal and external environment ・Room for distillation of the issues to be discussed and engagement in even more robust discussions than ever before

Do	Implementation of an annual plan
We conducted supervisory activities throughout the year in accordance with our management policy. In particular, we enhanced discussions on our growth strategy centered on key business themes, and held active discussions. [For the main content of discussion and topics, please see page 41.]	

Check	Evaluation of effectiveness for FY2024
Method	In the fiscal year 2024, we evaluated effectiveness using a third-party organization. Specifically, we surveyed and interviewed all directors, shared issues among directors at meetings of the Board of Directors and offsite meetings.
Results	We confirmed that the Board of Directors and other bodies are operating in a manner that ensure overall effectiveness in light of their objectives and expected functions. In addition, opinions were expressed that effective and optimal discussions should continue to be held, with a view to the further growth of Mizuho.

Action	Direction of initiatives for identifying issues and making improvements
We identified the following as the issues with a view to further enhancement of effectiveness.	
(i) Implementation of "Robust Discussions" based on the supervisory perspective - Continuing to set agenda in light of enhancement of fundamental competitiveness and corporate value, and stakeholders' perspectives - Taking into consideration the current external environment, etc., enhancement of discussions with greater emphasis on defense	
(ii) Continuous review of the composition of the Board of Directors in order to ensure effective functioning; and maintenance of a good board culture - Continuous review of the composition of the Board of Directors with a view to the future direction of management strategy - Maintenance of a good board culture through effective communication between supervisors and executives	

Plan	Formulation of the management policy for FY2025
Taking into consideration the issues identified in the evaluation of effectiveness, we formulated the management policy of the Board of Directors for the fiscal year 2025 (key themes and supervisory perspective). In the fiscal year 2025, based on the agenda plans that reflect key themes, we will strive to further improve effectiveness by conducting systematic monitoring throughout the year.	

Reference materials for the General Meeting of Shareholders

Shareholder proposals
Proposals 2 and 3 are based on joint proposals from three shareholders.

Shareholder proposals
Proposal 2: Partial amendment to the Articles of Incorporation (Disclosure of financial risk audit by Audit & Supervisory Board)

I. Details of proposal:

The following clause shall be added to the Articles of Incorporation:

Chapter VI: “Nominating committee, Audit committee and Remuneration committee”
Clause 42: Disclosure of financial risk audit by Audit committee assessment

Noting the Company’s increasing acute and systemic financial risks due to material issues such as malfeasance and climate change, and the duties of the audit committee to oversee the effectiveness of directors as well as executive officers, in order to enhance long-term value, the Company shall disclose the following in the Audit Report:

(i) the audit committee’s assessment of the appropriateness of our company’s strategy, policies and processes to mitigate financial risks associated with identified material issues (including, the appropriateness of the process and results of reviewing the financial risks to which our company may be exposed, both when risk management is properly implemented and when it is inadequate) and the reasons of the assessment; and,

(ii) the framework, including the criteria for the assessment, for auditing the oversight of the Company’s risk controls with respect to identified material issues.

II. Reasons for proposal:

This proposal requests the Company disclose the necessary information in the Audit Report for shareholders to determine whether the Directors of the Company are effectively monitoring risk.

Shareholders are unable to assess whether the board and its current processes are adequately monitoring the management’s use of risk controls. Given previous cases of malfeasance in the banking sector in Japan, shareholders have legitimate concerns over the effectiveness of the current board oversight system. This doubt extends to whether the oversight system for other material risks (such as climate-related financial risks) is effective.

The audit committee's report for FY2023 identified no issues with the oversight by the Directors, for example. However, shareholders are not advised of the basis of such an assessment. The audit committee of the Company should disclose the basis of its conclusion, given that they are accountable under the Companies Act and the Corporate Governance Code to the shareholders.

This proposal would improve the corporate governance of the Company and lead to the enhancement of mid- to long-term corporate value. It would benefit all shareholders, including the shareholders who are not given access to the Directors. (396 characters were stated in the Japanese original submitted by such shareholders.)

Mizuho Financial Group's note: The above is a reproduction of the title, details and reasons for the proposal as they originally appeared in a form submitted by the shareholders.

Opinion of the Board of Directors[

The Board of Directors opposes this proposal.

We recognize the worsening impact of climate change and other material factors as top risks, and, as stated in the Annual Securities Report and other materials, we identify, control and appropriately respond to risks, as well as various risk events, under a comprehensive risk management framework. Further, we have a system in place where the status of initiatives under such framework is discussed by the Risk Committee, which is comprised of external experts and others, and supervised by the Board of Directors and the Audit Committee based on such discussions.

The Audit Committee monitors the establishment and management of the internal control system (regarding matters such as risk management, compliance and internal auditing) of the group, audits the legality and appropriateness of the execution of duties by directors and executive officers (as defined in the Companies Act), and clearly states in the Audit Report the methods and content of audits as well as the audit results in accordance with laws and regulations.

Given the wide scope of the matters audited by the Audit Committee, the Board of Directors is of the opinion that it would be inappropriate for the Audit Report to be required to always include information regarding specific areas of risk management, or for the Articles of Incorporation, which should contain provisions on corporate organs and other basic items, to contain provisions requiring the same.

Supplementary explanations of the opinion of the Board of Directors of Mizuho Financial Group are given on the following pages.

Opinion of the Board of Directors

1. Risk management and governance system

The group introduced a risk appetite framework (RAF) from the perspective of enhancing corporate value by integrating the business strategy, finance strategy and risk management operations. Further, we classified the risks by risk factors, into risk categories such as *Credit risks, Market risks* and *Operational risks,* and we manage each risk according to its characteristics. In addition, we have established a comprehensive risk management framework, which ascertains and evaluates all risks, and limits risks.

In addition, we have a top risk management system in place that designates as top risks those risks perceived to have a major impact on the group. Included as the current top risks are, among others, *Worsening impact of climate change and insufficient environmental measures* and *Improper acts and omissions by executive officers or employees*. The designated top risks are applied towards enhancement of risk control and governance, through review of preventive measures and follow-up actions for enhancing our risk controls and reflection in the fiscal year plan and the like.

The governance structure of the group is as shown in the table below. The Board of Directors determines basic matters and other matters concerning risk management, and together with the Audit Committee supervises the status of performance of duties by directors and executive officers (as defined in the Companies Act). In addition, the Risk Committee, which is an advisory board to the Board of Directors, has been established to provide proposals to the Board of Directors through in-depth discussions concerning risk governance regarding matters such as sustainability initiatives, and we have established a system that enables us to perform appropriate supervisory functions by leveraging the expertise of external experts.

<Major topics of the Risk Committee for the fiscal year 2024>
1. Selection of top risks
2. Operational status of the risk appetite framework
3. Status of comprehensive risk management
4. Status of sustainability initiatives


Mizuho Financial Group
Supervision
Board of Directors
Determines basic matters regarding RAF and comprehensive risk management
Determines risk appetite policies, indices and RAS
Supervises business execution (status of risk management) by management
Risk Committee
Makes recommendations to the Board of Directors on decisions, supervision and the like regarding risk governance
IT / Digital Transformation Committee
Makes recommendations to the Board of Directors on decisions and supervision related to IT and digital transformation and status of supervision of system risk management and other related matters
Audit Committee
Audits the legality and appropriateness of the performance of duties by directors and executive officers (as defined in the Companies Act)
Execution
Group CEO
Executive Management Committee
Deliberates on and coordinates operational and monitoring matters concerning important risk management
Deliberates on important matters concerning risk management
Business Policy Committees
(e.g., Risk Management Committee)
Deliberates on and coordinates the basic policy on risk management and the risk management system
Deliberates on and coordinates operational and monitoring matters concerning risk management
Determines top risks
Risk appetite framework
Promotes appropriate risk-taking and risk control with an awareness of risk and return
Comprehensive risk management
Implements risk management in accordance with the characteristics of each risk
Credit risk
Market risk
Liquidity risk
Operational risk
Information technology risk
Cybersecurity risk
Operations risk
Legal risk
Human resources risk
Tangible asset risk
Regulatory risk
Reputational risk
Model risk
Third-party risk¹
Climate-related risk²
Presentation of basic policies
Instructions and approvals concerning risk management
Report on the status of risk management
Applications concerning risk management
Mizuho Bank
Mizuho Trust & Banking
Mizuho Securities
Mizuho Americas
Other core group companies

1. Complex risk spanning other risks. 2. Risk that could amplify other risks.

2. Status of audits by the Audit Committee

The Audit Committee has established "Audit Policies of the Audit Committee" to audit and report on the performance of duties by directors and executive officers (as defined in the Companies Act), the status of the establishment and operation of the structure for ensuring appropriate conduct of operations (the "Internal Control System"), and the appropriateness of the methods of the audit by the Independent Auditors and the results thereof. Based on an annual audit plan, the Audit Committee conducts audits to ensure the legality and appropriateness of operations.

Priority audit themes in the audit plan for the fiscal year 2024:

1. Monitoring of business plans
   - Progress of important strategies
   - Flexible responses to environmental changes
2. Reform of corporate culture
   - Dissemination of corporate philosophy
   - Customer-oriented business operations
3. Business operation foundations supporting growth
   - Global governance
   - IT governance and cybersecurity
   - Compliance
   - Internal audits

4. Financial results and disclosures
 · Internal controls over financial reporting

The Audit Committee closely cooperates with internal control departments (including the Internal Audit Group, the Compliance Group, the Risk Management Group and the Financial Control & Accounting Group), the members of the Audit and Supervisory Committee and the corporate auditors of core group companies and the Independent Auditor to confirm matters such as the effectiveness of the Internal Control System and the progress of key strategies in the executive departments and thereby strives to conduct effective audit activities. For more information, please see the Annual Securities Report.

Regarding the audit results for the fiscal year 2024, as stated in the Audit Report, nothing to be pointed out was found regarding the structure and operational status of the Internal Control System.

3. Audit Report

As stated above, the scope of the matters audited by the Audit Committee is extensive, and the methods and content of audits as well as the audit results are clearly stated in the Audit Report in accordance with laws and regulations. If the Audit Committee identifies in an audit any significant inadequacies or other issues that require special attention during the audit, it is necessary for the Audit Committee to consider including its opinion regarding such issues in the Audit Report. However, the Board of Directors is of the opinion that it would be inappropriate for information regarding specific areas of risk management to always be stated in the Audit Report, as called for by this proposal, even in cases where the Audit Committee determines that directors and executive officers (as defined in the Companies Act) properly executed their duties regarding the Internal Control System.

Further, the Board of Directors is also of the opinion that it would be inappropriate to stipulate in the Articles of Incorporation, which should contain provisions on corporate organs and other basic items, that the aforementioned information is to be disclosed in the Audit Report.

(Reference) The aforementioned initiatives are disclosed in the following material:

	Name of material	URL
1	Integrated Report	https://www.mizuhogroup.com/investors/financial-information/annual
2	Annual Securities Report	https://www.mizuho-fg.co.jp/investors/financial/report/index.html (in Japanese only)

Proposal 3: Partial amendment to the Articles of Incorporation (Disclosure of assessment of clients' climate change transition plans)

I. Details of proposal:

The following clause shall be added to the Articles of Incorporation:

Chapter: "Climate-related risk management"
Clause: Transition Plan (Disclosure of assessment of clients' climate change transition plans)

Noting the Company's exposure to material climate-related financial risks, the Company shall disclose:

(i) how the Company will assess high-emitting clients' climate change transition plans for credible alignment with the 1.5°C goal of the Paris Agreement

(ii) the consequences of clients not producing credible Paris-aligned transition plans, including the restriction of new finance; and

(iii) an assessment of the financial risk to the Company of clients not having credible Paris-aligned transition plans.

II. Reasons for proposal:

The Company recognizes climate change as a "top risk", has committed to net zero by 2050, has set a "risk control policy for carbon-intensive sectors", and claims to verify whether clients in these sectors have valid targets and appropriate transition strategies "in line with international standards".

However, the Company does not demonstrate how these various policies, frameworks and controls meaningfully influence the provision of services to high-emitting clients. Furthermore, the policy does not impose a deadline for clients in high-emitting sectors to present credible transition plans that are aligned with the Paris Agreement's 1.5°C goal, nor does it impose conditions on funding to encourage clients' transitions. Instead, the company continues to provide significant financial support to high-emitting clients that do not have credible transition plans.

This not only undermines its own disclosed transition approach, it leaves the Company lagging behind overseas peers, and exposes shareholders to increasing transition risks, as well as physical risks from worsening climate change.

The disclosures requested in this proposal are required to ensure the Company

adequately enacts its stated risk control measures, and aligns with its commitment to reduce finance portfolio emissions to net zero by 2050.

These disclosures are in line with widely-held investor expectations, and will help maintain and enhance the Company's long-term corporate value. (397 characters were stated in the Japanese original submitted by such shareholders.)

Mizuho Financial Group's note: The above is a reproduction of the title, details and reasons for the proposal as they originally appeared in a form submitted by the shareholders, excluding any shareholder notes included therein.

Opinion of the Board of Directors

The Board of Directors opposes this proposal.

We are implementing the suggestions of this proposal and disclose the suggested information as follows.

We evaluate and disclose our clients' status of responses to transition risks in transition risk sectors based on criteria including "Target and performance are consistent with the 1.5 degree-aligned pathway."

We engage with our clients upon taking the evaluation into account, and we carefully consider transactions in the event that the client has not formulated a transition strategy even after a certain period of time following the first engagement.

We appropriately manage financial risks by assessing such risks across the entire portfolio through scenario analysis, considering climate-related risks in our credit assessment of clients, and taking other measures.

On the other hand, our role as a financial institution is fulfilled by supporting our clients upon taking into account the transition pathways that differ by region and industry, and making decisions on how to respond to clients based solely on alignment with the 1.5°C target may interfere with the steady transition of our clients and ultimately damage our corporate value.

In addition, prescribing provisions pertaining to individual business execution in the Articles of Incorporation, as called for by this proposal, may hinder our ability to respond flexibly and promptly. Accordingly, the Board of Directors is of the opinion that doing so would be inappropriate.

Supplementary explanations of the opinion of the Board of Directors of Mizuho Financial Group are given on the following pages.

Opinion of the Board of Directors

1. Addressing climate change

In the "Environmental Policy," we position climate change as one of the most material issues with regard to our management strategy, and have clarified our stance to address climate change. To put this into practice, we have developed "Mizuho's Approach to Achieving Net Zero by 2050," which outlines our aims and actions to achieve a decarbonized society by 2050 by pursuing efforts to limit the temperature increase within 1.5°C, and are promoting our initiatives to address climate change in an integrated manner, from the perspectives of facilitating transitions in the real economy, capturing business opportunities and enhancing risk management.

<Outline of Mizuho's Approach to Achieving Net Zero by 2050>

Goal	➢ Mizuho is **pursuing efforts to limit the temperature rise within 1.5°C** ➢ We are aiming to become carbon neutral by FY2030 for emissions from our business activities (Scope 1 and 2) and to reduce emissions produced via our finance portfolio **(Scope 3) to net zero by 2050** ➢ **Recognizing that abrupt, disorderly changes can have severe economic and social impacts, we are aiming for an orderly, just transition**
Net zero actions	➢ We understand **the transition pathway to net zero will differ by region and industry** and recognize the role of financial institutions to play in **supporting clients' transitions**, and we **support the facilitation of clients' execution of transition strategies through engagement** ➢ We proactively support the development and application of innovative, clean, next-generation technology ➢ We support government policies aimed at orderly transitions through our activities across economic organizations, industry associations and initiatives ➢ We **continually enhance our climate risk management** for the purpose of stabilizing financial markets and are contributing to the achievement of a low-carbon society and the development of a climate change-resilient society by 2050

2. Mizuho's approach to realizing a decarbonized society

We have developed the "Grand Design" for the ideal Japanese industrial

structure in 2050. While aiming for the Grand Design, we will not only support steady corporate transitions in the short term but also promote technological innovation and business model transformation. Our goal is to envision the future together from a medium- to long-term perspective, thereby contributing to enhancing our clients' corporate value and expanding their businesses.

3. Climate-related risk management

Based on the "Basic Policy for Climate-related Risk Management," we associate climate-related risks with individual risk categories, such as credit risk and market risk, and identify critical climate-related risks in the execution of our business plans. In this way, we control risks in line with the characteristics of each risk category and our business strategies. Through this framework, we assess our clients' transition plans and financial risk management referred to in this proposal, and disclose such information in the "Climate & Nature-related Report" as well as through other means.



Basic Policy for Climate-related Risk Management
From the perspective of establishing an effective management system based on the characteristics of climate-related risks, we instituted a basic policy and carry out risk management based on the policy
Recognition of climate-related risks and materiality evaluations
Based on the Basic Policy for Climate-related Risk Management, we conduct materiality evaluations based on the impact and probability of climate-related risks in order to select critical risks for which management systems should be strengthened on a priority basis
Manage high-priority climate-related risks both qualitatively and quantitatively as needed and take appropriate responses
Risk controls in carbon-related sectors
Determine and manage quantitative impacts with scenario analyses
Credit risk evaluations
Where climate-related risks may impact specific credit risks, this framework reflects these risks in qualitative evaluations in combination with other risk factors

(1) Risk control framework for carbon-related sectors

We control risks through engagement for the purposes of supporting client transitions and controlling our transition risk in sectors found in qualitative evaluations to have high transition risks (carbon-related sectors), and disclose the details of such measures to the public. We evaluate the degree of risk for each client along two axes: the client's sector and the status of the client's responses to transition risks. From these evaluations, we provide appropriate support for the client's transition.

In the fiscal year 2024, we added "Certain GHG emission reductions have been achieved relative to targets" and " Target and performance are consistent with the 1.5 degree-aligned pathway" to the criteria for evaluating "status of responses to transition risks."

<Risk Control Framework for Carbon-Related Sectors>



Encourage and support clients' responses to transition risks
(2) Status of responses to transition risks
Evaluation criteria
①
·Has no policy to address transition risks
·Has set no targets
②
·Has a strategy to address transition risk
·Has set quantitative targets
③
·Has set targets aligned with the Paris Agreement
·Implementing specific initiatives based on those targets
④
·Certain GHG emission reductions have been achieved relative to targets
⑤
·Targets and performance are consistent with the 1.5°C aligned pathway
·Has a third-party certification
·Certain to achieve those targets
Support for business structural transformations leading to lower risk areas
(1) Clients- sector
Electric power
Main: Coal-fired power
Main: Oil / gas-fired power, etc.
Main: Renewable energy / nuclear power / power transmission, etc.
Resources
Coal (thermal)
Coal (metallurgical)
Oil and gas
Materials
Steel
Cement
Other sectors
High risk area
Medium risk area
Low risk area
Transition support frameworks
Frameworks to support the efforts toward business structural transformation of clients in the high risk area
1 Support clients where we have confirmed the reliability and transparency of their transition strategies
2 Support for projects where we have confirmed that it is a green project using renewable energy or other methods
Targets of transition support framework 1
Targets of transition support framework 2

(2) Exposure control in high-risk areas

For high-risk areas identified with our two-axis risk evaluations, we control risks on the basis of the following exposure control policy.

- We pursue greater engagement with clients to support them in formulating effective strategies for transition risks, in disclosing their progress and in embarking at an early stage on business structural transformations in order to move into a lower risk sector.
- In order to facilitate a client's business structural transformations, we provide necessary transition support after verifying that the client has fulfilled the conditions in line with international standards under the "transition support framework."
- **We carefully consider transactions in the event that the client is not willing to address transition risks and has not formulated a transition strategy even one year after our initial engagement.**
- In the ways described above, we reduce our exposure over the medium to long term.

(3) Understanding of financial impact and credit risk evaluation through scenario analysis

We conduct scenario analyses for both transition risks and physical risks in

order to understand the future impact of climate change on our portfolio. The analyses use several NGFS scenarios, including the 1.5°C scenario, to increase the flexibility of plans and the resilience of strategies in anticipation of various future climate change-related outcomes, and the results of such analyses are disclosed in the "Climate & Nature-related Report."
For the evaluation of the credit risk of each client, we have also established a framework to reflect climate-related risks in the qualitative evaluation along with other risk factors when such climate-related risks affect the individual credit risk.

As stated above, we manage climate-related risks appropriately through measures such as evaluating clients' transition plans and scenario analysis.

This proposal requires that the evaluation method for clients' transition plans and measures which are to be taken after the evaluation be based on the evaluation criteria of the alignment with the 1.5°C target and that stipulations pertaining to specific and individual business execution be inserted into the Articles of Incorporation.

As stated in "Mizuho's Approach to Achieving Net Zero by 2050," we recognize that the role of financial institutions is to support clients' transitions based on the transition pathway to net zero that differs by region and industry. Evaluating clients and determining whether to continue business with them solely based on the evaluation criteria of their alignment with the 1.5°C target may hinder clients' transition efforts, which in turn could delay the transition of the real economy and ultimately damage our corporate value.

We will continue to enhance our approaches, taking into account rapidly changing circumstances and the discussions between our business execution and supervisory lines, in response to climate change and various environmental and social issues. However, as amendment to the Articles of Incorporation requires a special resolution at a general meeting of shareholders, should this proposal be adopted, it may hinder our ability to respond flexibly and promptly.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

Business Report for the 23rd Fiscal Year

1. The current state of Mizuho Financial Group, Inc.

(1) Developments and results of operations

Group business domains

Mizuho Financial Group ("the group") is composed of the holding company, Mizuho Financial Group, Inc. ("Mizuho Financial Group"), 235 consolidated subsidiaries and 27 equity-method affiliates. Our business domain includes banking, trust banking, securities and other financial services.



Holding Company
Mizuho Financial Group, Inc.
Banking
Mizuho Bank, Ltd.
Core Group Company
Mizuho Americas LLC
Trust Banking
Mizuho Trust & Banking Co., Ltd.
Securities
Mizuho Securities Co., Ltd.
Asset Management
Asset Management One Co., Ltd.
Research & Consulting
Mizuho Research & Technologies, Ltd.
Core Group Companies
Custody Bank of Japan, Ltd.
MI Digital Services Co., Ltd.
Mizuho Leasing Company, Limited
Mizuho Innovation Frontier Co., Ltd.

Notes:

1. The chart above is a simplified illustration of the relationships between Mizuho Financial Group and the core group companies.
2. The group has begun examining the integration of Mizuho Bank, Ltd. and Mizuho Research & Technologies, Ltd. with the aim of completing the integration by April 2026.

Financial and economic environment (for the fiscal year ended March 31, 2025)

Reviewing the economic environment over the fiscal year ended March 31, 2025, in response to the slowdown in inflation, the major industrial countries in Europe and the U.S. started to cut interest rates. In the U.S., although the impact of monetary tightening slowed the labor market, the U.S. economy remained solid, driven by consumer spending from high-income groups. Meanwhile, consumption and corporate activities remained stagnant in Europe. In China, the economy lacked momentum, due to the correction of the real estate market and weak consumer spending.

In the U.S., the economy is continuing to grow steadily, driven by consumer spending from high-income groups, even under sudden monetary tightening by the Federal Reserve Board (FRB). On the other hand, inflation had slowed steadily as the impact of monetary tightening slowed the labor market and shortages of labor and supply eased. In January 2025, the U.S. administration changed, and there is a growing concern of a resurgence in inflation and economic deterioration due to its tariff policies. Based on these circumstances, the FRB decided to leave its policy interest rate unchanged at the meeting of the Federal Open Market Committee (FOMC) held in March 2025. Amid increasing uncertainties, it is expected that the FRB will determine its future policies carefully while keeping an eye on inflation and economic conditions.

In Europe, the economy continued to exhibit low growth. Consumer spending was stagnant and the impact of monetary tightening has exerted downward pressure on companies' investment demand. In addition, inflation slowed as a result of a pause in the passing of rising energy costs onto consumers, a sluggish economy and a deceleration in wage increases. Based on these circumstances, the European Central Bank (ECB) decided to lower its policy interest rate at its meeting held in March 2025. As interest rates gradually approach a neutral level, it is expected that the ECB will determine its future policies by assessing the impact on its economy.

In Asia, the economy is lacking momentum. In China, although government support measures and strong exports supported the economy, prolonged correction in the real estate market and weak consumer spending resulted in an economy that continued to lack momentum. In addition, the U.S.-China conflict is ongoing, and the uncertainty with respect to issues such as trade and national

security has become higher than ever. In emerging economies, there has been gradual recovery due to an increase in electronic device exports. However, with concerns like currency depreciation and the resurgence of inflation lingering, the pace of interest rate cuts in each country remains slow, and the recovery of domestic demand is sluggish.

In Japan, the economy is recovering gradually. While the lack of growth in overseas economies is weighing on the production of the manufacturing industry, capital investment and wages are on an upward trend, backed by high levels of corporate earnings. At the same time, as the movement to pass the increased labor costs onto prices is gradually spreading, the Bank of Japan decided to raise its policy interest rate in January 2025. It is expected that the Bank of Japan will continue to determine its monetary policy by assessing developments concerning wages and prices and trends of the economy going forward.

The prospects for the growth of the global economy are expected to remain gradual, as the imposition of tariffs by the U.S. will be a downward pressure factor and the slowdown of the Chinese economy will also weigh on the economy. In addition, due to Japan’s and Europe’s intensified export competition with China in global markets, further escalation of regional conflicts in the Middle East, and policy uncertainty in the U.S., fears of economic deterioration and financial and capital market disruption may spread, potentially adversely affecting the Japanese economy as well.

Developments and results of operations

Initiatives in FY2024

In the fiscal year 2023, in light of the drastic changes in and increasing complexity of the external and internal business environments, we redefined the Corporate Identity, which is the foundation of what it means to be a Mizuho employee. In addition, upon determining the direction of Mizuho's long-term growth, we established a new medium-term business plan (FY2023 to FY2025) beginning one year before the originally scheduled completion of the 5-Year Business Plan (FY2019 to FY2023). The targets of the new medium-term business plan are based on the assumption that the 5-Year Business Plan's final year targets will have been met.

For more information on the new medium-term business plan, please see the "Medium-term business plan" section of the "Issues to be addressed by the group" section on page 62 and thereafter.

As for our business, as priority areas for resolving societal issues and accomplishing sustainable growth, we worked on "Support for the doubling of asset-based income," "Improving customer experience," "Enhancing the competitiveness of Japanese companies," "Sustainability and innovation" and the "Global Corporate & Investment Banking (CIB) business model."

In the fiscal year 2024, we established cutting-edge branches we call "Mizuho Atelier" where customers can drop in for casual consultations, improved the user interface (UI) and user experience (UX) of our Mizuho Direct app and other digital services and put in place next-generation AI-powered contact centers, and we also announced the strategic capital and business alliance with Rakuten Card Co., Ltd. that will be part of creating a new business model in the payments space. In addition, in response to customers' needs for asset formation and asset management, most prominently with the rollout of the new NISA, we held the Mizuho NISA Cafe seminars and formed a strategic partnership with U.S.-based asset manager Golub Capital.

To enhance the competitiveness of Japanese companies, we offered support for our clients' business challenges and their undertaking of corporate actions. Alongside this, we provided risk capital to startups and assisted business owners with their succession needs. Outside Japan, we are also helping to move forward

cross-border M&A deals, leveraging the greater global coordination that came out of our acquisition of Greenhill, a U.S. M&A advisory firm, in December 2023.

For more information on this fiscal year's initiatives, please see the initiatives taken by in-house companies/units and key strategies on page 71 and thereafter.

As for corporate foundations, in order to enhance our corporate foundations which support our growth, we worked on corporate culture transformation, human capital enhancement, digital transformation (DX), IT reforms and maintenance of stable business operations.

In the fiscal year 2024, with the aim of instilling our Corporate Identity and Purpose, we actively carried out office visits by management members and conducted town hall meetings in order to raise employee engagement through the activation of internal communications. As a result, with respect to the positive response rate for Staff Survey questions related to engagement and inclusion, the engagement score was 62% and the inclusion score was 67% in the fiscal year 2024, which are already roughly in line with the fiscal year 2025 targets of 65% set in the medium-term business plan. In order to promote the participation and advancement of employees and realize a talent portfolio in alignment with our business strategy, we shifted to a new human resources framework "CANADE" in the fiscal year 2024.

We also continued initiatives to prevent further incidents of system failure and to strengthen our ability to respond to failures. Even after the inspections had run their course, we continued such initiatives by incorporating them into our day-to-day operations to continuously deter major system failures, and at the same time, we made efforts to ensure that our initiatives take root.

Consolidated Net Business Profits + Net gains or losses related to ETFs and others[1] JPY **1,144.2** billion	Profit Attributable to Owners of Parent JPY **885.4** billion	TSE ROE[2] **8.5%**	Cash Dividend Payments on Common Stock (annual cash dividend) **JPY 140**
+JPY 138.4 billion YoY	+JPY 206.4 billion YoY	+1.5% YoY	Year-end cash dividend for FY2024: JPY 75 per share

Results of operations for FY2024

Consolidated Net Business Profits + Net gains or losses related to ETFs and others[1] for the fiscal year 2024 amounted to JPY 1,144.2 billion, increasing by JPY 138.4 billion on a year-on-year basis, as the businesses of both Customer Groups and Markets expanded steadily, while we also benefited from favorable factors such as the increase of policy interest rates by the Bank of Japan.

Partly due to profit from sales of cross-shareholdings, in addition to the increase in Consolidated Net Business Profits, Profit Attributable to Owners of Parent for the fiscal year 2024 amounted to JPY 885.4 billion, increasing by JPY 206.4 billion on a year-on-year basis, and exceeded our forecast revised in November 2024 of JPY 820 billion.

In addition, our TSE ROE[2] as of March 31, 2024 was 8.5%, and our capital efficiency is steadily improving.

Regarding the financial targets for the fiscal year 2025 set out in the medium-term business plan, we achieved a Consolidated ROE[3] of 9.4%, exceeding the target of above 8%, and Consolidated Net Business Profits of JPY 1.14 trillion, exceeding the target of JPY 1 to 1.1 trillion, one year ahead of schedule in the fiscal year 2024.

As for our year-end cash dividend on common stock for the fiscal year 2024, under our shareholder return policy of determining dividends based on the steady growth of our stable earnings base, taking a dividend payout ratio of 40% as a guide into consideration, we have decided to issue a year-end cash dividend of

JPY 75, an increase of JPY 20 over the previous fiscal year, resulting in a total annual cash dividend of JPY 140 (including the interim dividend), an increase of JPY 35 over the previous fiscal year.

Results of operations (non-consolidated) for our major subsidiaries were as follows:

(JPY billion)

Company name	Ordinary Income (Operating Income)	Ordinary Profits	Profit[4]
Consolidated results of Mizuho Financial Group	9,030.3	1,168.1	885.4
Mizuho Bank, Ltd.	6,379.9	736.0	573.4
Mizuho Trust & Banking Co., Ltd.	199.5	66.8	45.8
Mizuho Securities Co., Ltd.	524.9	83.7	53.8

Notes:

1. Aggregate of Net gains or losses related to ETFs and others in the banking and trust banking business and Net gains or losses related to operating investment securities (Mizuho Securities consolidated)
2. Including Net Unrealized Gains (Losses) on Other Securities.
3. Excluding Net Unrealized Gains (Losses) on Other Securities.
4. The “Profit” figure of the “Consolidated results of Mizuho Financial Group” refers to Profit Attributable to Owners of Parent.

Issues to be addressed by the group

Medium-term business plan

Our medium-term business plan defines the three years from FY2023 to FY2025 as a “three-year journey connecting various initiatives and co-creating value-added solutions in order to support our clients and solve social issues”. Our basic policy will be to make the most effective use of corporate resources through a flexible business development approach, and, together with our clients and society, build the cornerstone of future sustainable growth and prosperity.

Under Mizuho’s vision for the world, Mizuho aims to contribute to personal well-being and to the achievement of a sustainable society and economy supporting it. To this end, we have identified priority areas for addressing societal issues and achieving sustainable growth. These themes clarify what we need to focus on in our business in order to achieve our aim for the world in 10 years. Further, we are enhancing our corporate foundations towards achievement and growth in this regard.



Basic policy of the new medium-term business plan (FY2023 - FY2025)
A three-year journey connecting various initiatives and co-creating value-added solutions
in order to support our clients and solve social issues
Make the most effective use of corporate resources through a flexible business development approach
Together with our clients and society, build the cornerstone of future sustainable growth and prosperity
Priority areas for addressing social issues and achieving sustainable growth
Our aim for the world in 10 years
Business focus areas
Progress towards a more inclusive society
Widespread adoption of innovative technology such as AI
Reversing Japan’s decline and putting the Japanese economy on a growth trajectory
Accelerating the move towards global sustainability
Support for the doubling of asset-based income
Improving customer experience
Enhancing the competitiveness of Japanese companies
Sustainability and innovation
Global Corporate & Investment Banking (CIB) business model
Enhancing our corporate foundations
Corporate culture transformation
Human capital enhancement
Digital transformation
IT reforms
Maintenance of stable business operations

Priority business domains

(1) Business focus areas

- Support for the doubling of asset-based income
  - ► Take the opportunity to expand the asset formation business through usage of Nippon Individual Savings Accounts (NISA). In addition, by leveraging our group-wide strengths and strengthening our consulting personnel, address asset management and asset succession needs and grow together with our customers.
- Improving customer experience
  - ► Seek to improve convenience through the trinity of digital, remote, and in-person channels, while also leveraging collaboration with other companies, increase the attractiveness of deposit accounts and acquire a customer base for stable personal deposits and for future asset management and succession business.
- Enhancing the competitiveness of Japanese companies
  - ► Provide thorough support, including provision of support to large corporations to transform their business structures mainly for the purpose of addressing sustainability and provision of strategic approaches with a focus on mid-cap companies, to our corporate clients so that they will be able to increase their corporate value and to achieve business growth, and thereby contribute to the enhancement of the global competitiveness of Japanese corporations.
- Sustainability and innovation
  - ► Establish a financing framework for the transition of industry and business structures. In addition, support start-up companies and the establishment of new technologies, including support in addressing sustainability, and create new business opportunities beyond the boundaries of finance.
- Global Corporate & Investment Banking (CIB) business model
  - ► Proactively invest corporate resources in the Americas and Asia, which are growth fields; in the Americas, further deepen the Corporate & Investment Banking (CIB) business model (a business model that integrates loan transactions using Mizuho Bank's balance sheet and capital market products and provides such integrated services and products); and, in Asia, achieve regional growth through utilizing our branch networks in the region and a flexible business development approach that identifies the targets of each country.

Note: For the initiatives taken by in-house companies/units, please see page 71 and thereafter.

(2) Enhancing our corporate foundations which support our growth

- Corporate culture transformation
  - Enhance engagement with our employees and clients through seamlessly promoting internal communication (transformation of our culture) and brand communication (strengthening of our brand).
- Human capital enhancement
  - Strengthen our human capital through an approach that thoroughly implements strategic human resource allocation, such as employee rotation in line with strategies and development of executive leaders, and an approach that values the narratives of employees, such as supporting employees' career development and ensuring supportive working environments.
- Digital transformation (DX)
  - Strengthen the foundations for digital transformation by promoting scaling of incubation that leverages our group's strengths to the fullest extent; by improving productivity through, among others, digitalization of operations; by developing employees who can realize the Mizuho DX strategy; and by utilizing data and other matters.
- IT reforms
  - Promote IT reforms by optimizing the IT system structure, developing and operating IT systems together with users, upgrading our investment management and taking other measures to expand the IT investments needed to realize our business strategies.
- Maintenance of stable business operations
  - Prevent memories of system failures from fading into the past and enhance our ability to respond to crises during business-as-usual times.
    - For continuous deterrence of major system failures, ensure the continuance of initiatives for prevention of further system failures and enhancement of response capabilities, and also prevent memories of system failures from fading into the past.
  - Continuously upgrade our cybersecurity framework suited to the G-SIBs.
  - Further strengthen and expand our framework of measures for anti-money laundering (AML) and combating the financing of terrorism (CFT).
  - Thoroughly strengthen our global governance and flexibly control risks in light of the external environment.

Sustainability initiatives

We define sustainability as "environmental conservation and the sustainable development and prosperity of the economy, industry and society both in Japan and around the world, and Mizuho's sustainable and steady growth."

We will seamlessly promote the sustainability initiatives with strategies across the group pursuant to our Basic Policy on Sustainability Initiatives that defines our fundamental approach and methods for advancing sustainability initiatives. In addition, based on the expectations of society[1] and the importance for the group[2], we identified "materiality" (medium- to long-term priority issues for the sustainable growth and development of Mizuho and our stakeholders, including our customers, our employees, and the economy and society) and clarified the risks and opportunities faced by Mizuho in relation thereto and our specific initiatives plan therefor. When implementing sustainability initiatives, we will, by addressing materiality areas from a long-term perspective, contribute to environmental conservation and the sustainable development and prosperity of the economy, industry and society both in Japan and around the world, and aim to improve our corporate value through the operation of our business giving due regard to creating value for diverse stakeholders and sustainable and steady growth of the group.

1: The expectations of stakeholders for social impact to be made by the group

2: Medium- to long-term impact on our corporate value and compatibility with the group's strategies and business areas

(Mizuho's Materiality)

Materiality	Main Initiatives
Declining birthrate and aging population, plus good health and lengthening lifespans In an age of longer lifespans, provide safe, stable and convenient services tailored to each individual's needs	• Comprehensive asset management consulting for individual asset formation, management and succession • Improvement of the quality and convenience of both digital and in-person customer channels
Industry development & innovation Support industry and	• Initiatives targeting the entire industry, such as support for business and industrial structure transformation to address climate change

business development, and create new value on a global basis	• Social impact creation through support for growth of innovative companies and co-creation with them • Support for business succession by Japanese companies with technological capabilities
Sound economic growth Contribute to economic development by utilizing financial infrastructure functions to respond to changes in the Japanese and global business environment	• Contribution to the enhancement of corporate value of mid-cap companies and revitalization of the Japanese economy • Response to asset management needs by strengthening management capabilities and revitalization of origination and distribution • Development of CIB businesses in global capital markets
Environment & society Cooperate with customers to realize sustainable social development, including environmental conservation	• Provision of sustainability-driven solutions, support for business structure transformation, and propagation of these solutions and support to each corporate segment • Implementation of measures addressing environmental and climate change, and initiatives on social issues and human rights
Personnel Based on a corporate culture where employees can act independently, develop a diverse workforce that grows together with customers and society	• Promotion of group-wide initiatives to transform the corporate culture • Development of employees capable of resolving social issues through strategic employee rotation and investment in talent • Creation of a supportive working environment and an even more inclusive organization that supports the active participation of diverse personnel
Governance Implement strong corporate governance and stable operational management to benefit customers and society	• Strengthening of our operational resilience (crisis response during normal times) • Further strengthening and expansion of cybersecurity measures and AML/CFT systems • Strengthening of global governance

For more information on the risks and opportunities faced by Mizuho and major initiatives related to materiality, please see the Integrated Report (Annual Review) that is scheduled to be disclosed in July 2025.

The following is an overview of initiatives to address climate change, which falls under the materiality category of “Environment & society,” and initiatives for human capital, which falls under the materiality category of “Personnel.”

Climate change

In our Environmental Policy and Mizuho’s Approach to Achieving Net Zero by 2050, we have clarified our stance on climate change and our aims and actions towards realizing a low-carbon society, and we have been implementing such initiatives on a group-wide basis. In order to achieve a decarbonized society by 2050, based on the Net Zero Transition Plan formulated from three perspectives, i.e., capturing business opportunities, enhancing risk management and facilitating transition in the real economy, Mizuho will promote a more integrated and effective response to climate change, and contribute to the realization of a low-carbon society by 2050 and the building of a society resilient to climate change.

(Overview of Net Zero Transition Plan)



Foundations
Policy
Environmental Policy (climate-related initiatives)
Aims and actions
Mizuho’s Approach to Achieving Net Zero by 2050
Governance
Climate-related governance structure for the Transition Plan
[Approval/supervision/reporting] The Board of Director approves the Transition Plan and supervises its progress reported and discussed by the execution line.
[Accountability/review] The business execution lines have the responsibility and authority to execute the Transition Plan, and must regularly review and report the progress made to the Board of Directors.
[Transparency] The details and progress of the Transition Plan is regularly disclosed and report to external stakeholders.
Strategy
Identification of priorities
[Materiality] Set as environment/society
[Top risks] Set as increasing severity of climate change impacts
[Scenario analyses] Recognized as a response to corporate transition risks and the importance of engagement
[Key sectors] Identified key sectors to the net zero transition
[Next-generation tech] Identified next-generation tech related to key sectors
Capturing business opportunities
Support a transition and structural transformation through financial and non-financial solutions
- Supply of transition financing, creation of new businesses, etc.
Risk management
Continual enhancements to risk management structures and policies
- Implementation and continuous review of risk management system in carbon-related sectors and the ES Policy
Strengthening engagement
Client engagement
Representing opinions for rule-making
Capability building
Strengthen SX talents and in-house penetration
Metrics and Targets
Capturing business opportunities
Sustainable finance / environment and climate-related finance targets
Risk management
Outstanding credit balance of coal-fired power plants
Exposure to high-risk areas in transition risk sectors
Engagement
Progress in client’s status of responses to the transition risks
Capability building
SX talents KPI
GHG emission reductions
Reduction targets for our own GHG emissions (Scope 1 and 2)
Reduction targets associated with financing and investments (Scope 3)

(Recognition of opportunities and risks related to climate change)

・ We see client investment in technological and business model development

that leads to decarbonization as a business opportunity for us. With client engagement (constructive dialogue) as a starting point, we will support our clients' transition to a low-carbon society and their response to climate change.

- As climate-related risks, we are identifying transition and physical risks resulting from climate change and recognizing the expected impacts of risks in individual risk categories.
  - Transition risks: Credit risk arising from the deterioration in the business performance of clients, market risk arising from a decline in the value of stock holdings and other risks associated with more stringent carbon taxes, fuel efficiency regulations or other policies, or with delays in shifting to decarbonization and other environmental technologies, among other factors.
  - Physical risks: Operational risk associated with damage or deterioration of the group's assets due to temperature increases or increased severity of natural disasters; and credit risk associated with reduced client revenue due to business stagnation or labor force reductions.

(Scenario analysis)

- We conduct scenario analysis of transition and physical risks (acute risk and chronic risk) in order to ascertain the future impact of climate change on the group portfolio. We conduct the analysis under a number of scenarios, including a 1.5°C scenario, for the purpose of increasing the flexibility of plans and resilience of strategy in anticipation of various future climate change-related circumstances.

For more information on our strategies for climate change, please see the Climate & Nature-related Report 2025 that is scheduled to be published in June 2025.

Human capital

With respect to our personnel, who are the source of our corporate value, by thoroughly implementing strategic human resource allocation and conducting human resource management that values the narratives of employees, we will aim to realize balanced human resource management that is both flexible and in line with our business strategy and also aim to ensure that each employee will contribute in their own way and grow together with the company. Specifically, we will work to (i) promote the initiatives to transform our corporate culture, (ii) develop employees capable of resolving social issues and (iii) ensure supportive working environments and become an even more inclusive organization.

For more information on the initiatives, please see the Integrated Report (Annual Review) and the Human Capital Report that are scheduled to be disclosed in July 2025.

(Details of human resource and organizational management initiatives)

(i)	Promote the initiatives to transform our corporate culture on a group-wide basis	Culture and personnel, which are the foundation of everything, are essential for ensuring the continuous execution of strategies and for achieving continuous growth, and with the aim of creating an organization where everyone can take the initiative on their own and engage in constructive communication, we will work on internal communication (transforming our corporate culture) and brand communication (strengthening our brand). - Promote measures to ensure that each and every employee will fully understand sustainability based on revision of our corporate identity. - In addition to the internal initiatives, work on reaffirming Mizuho's external image and rebuilding our brand.
(ii)	Develop employees capable of resolving social issues through strategic employee rotation and investment in talent	With the aim of building a talent portfolio that balances the career ambitions of each and every employee with each business field's need for talent to realize its strategies, we will conduct our talent development process strategically on a group-wide basis in accordance with the career development stage of each employee and also work on succession planning in alignment with our business strategies. - Strengthen personnel capabilities by expanding investment in talent that is necessary for learning, reskilling and upskilling for career development. - Promote strategic employee rotation aligned with medium- to long-term business strategies and also upgrade people analytics.

	- Under the Group CEO, promote the Executive Leader Development Program from a medium- to long-term perspective through assignments or the relevant employee's own initiative.
(iii) Create an engaging work environment that supports the active participation of a diverse workforce and be an even more inclusive organization	With the aim of creating an engaging work environment that will encourage all employees to enjoy a long and fulfilling career at Mizuho and to contribute to the company and work diligently, we will establish an organization where diverse perspectives and values are respected and employees can demonstrate their identity and abilities to the fullest. - Enhance the human resource framework that is common to all five core group companies and that supports employees' challenges, rewards their contributions and provides an engaging work environment, and ensure the stable operation of unified human resource systems. - Support workplace-centric efforts for organizational development that focuses on relationships between colleagues and raises motivation and performance across the organization as a whole. - Implement initiatives to support employee financial wellness, including provision of frameworks to support employee initiatives to build their assets and provision of opportunities to obtain financial education.

Initiatives taken by in-house companies/units and key strategies

We have established five in-house companies, which determine and promote group-wide strategies across banking, trust banking, securities and other business areas according to customer segment, as well as two units that support all of the in-house companies.



Banking
Trust banking
Securities
Asset management
Research & consulting
Customers
Retail & Business Banking Company
Corporate & Investment Banking Company
Global Corporate & Investment Banking Company
Global Markets Company
Asset Management Company
Global Products Unit
Research & Consulting Unit
Mizuho Bank
Mizuho Trust & Banking
Mizuho Securities
Asset Management One
Mizuho Research & Technologies
Individual customers
SMEs
Medium-sized enterprises
Large corporations
Financial institutions
Public-sector entities
Japanese companies operating overseas
Non-Japanese companies
Investors
Investors

(As of April 1, 2025)

The following section provides a closer look at the initiatives of each in-house company/unit in the fiscal year 2024 (developments and results of operations) and key strategies (issues to be addressed).

Retail & Business Banking Company

The Retail & Business Banking Company, as the in-house company in charge of the individual customer, SME and medium-sized enterprise customer segments, engages in consulting services that integrate banking, trust banking, securities and other functions within the group, as well as providing high-convenience financial and non-financial services through leveraging advanced technologies, forming alliances with other companies and other methods.

Initiatives in FY2024 (developments and results of operations)

For individual customers, in light of an increased need for asset management due to the backdrop of environmental changes, such as inflation and the increase of yen interest rates, we provided comprehensive financial services by taking advantage of the respective strengths and characteristics of the group's banking, trust banking and securities functions in order to enhance comprehensive asset consulting as a united group. For corporate clients, we also endeavored to provide solutions as a united group by strengthening our responsiveness to our clients' needs, which are becoming more diversified due to changes in the social and economic environments, including reform by the Tokyo Stock Exchange, and rising interest rates in and outside Japan. With respect to alliances to expand our business domains, we proceeded with a strategic capital and business alliance with Rakuten Card Co., Ltd.

In addition, in order to build and sustainably strengthen a stable business operational structure, we continued with our endeavors, such as transforming corporate culture, utilizing of opinions and feedback from customers and frontline employees, and conducting inspections to prevent the recurrence of system failures and to prevent such failures before they occur.

Key strategies (issues to be addressed)

We will continue to build and sustainably strengthen a stable business operational structure, and accelerate the shift to a business growth and expansion phase through efficiently allocating corporate resources in order to strengthen our ability to provide solutions to our customers' issues.

Specifically, for individual customers, in order to demonstrate our comprehensive asset consulting capabilities as a united group, we seek to

allocate and enhance our personnel appropriately according to the expectations of the respective roles of the group’s banking, trust banking and securities functions, while we endeavor to provide support for the doubling of asset-based income. For corporate clients, we will contribute to their continuous growth and endeavor to enhance the competitiveness of Japanese companies by supporting the creation of their corporate actions by devoting the resources of the group’s banking, trust banking and securities functions.

Moreover, by improving the convenience of digital, remote and real channels, respectively, and by providing new value through open cooperation with alliance partners such as Rakuten Group, we will aim to sustainably expand our customer base.

Corporate & Investment Banking Company

The Corporate & Investment Banking Company, as the in-house company in charge of large corporations, financial institutions and public-sector entities in Japan, provides custom-designed solutions for each client on a group-wide basis to meet clients’ needs for financial and non-financial products and services through investment banking product functions, such as M&A and businesses related to real estate.

Initiatives in FY2024 (developments and results of operations)

Due to the changes in the capital markets, such as reform by the Tokyo Stock Exchange, the trend of focusing on sustainability, such as carbon neutrality, and the increase in uncertainty of markets in and outside Japan following the destabilization of the international situation, various structural transformations are accelerating in both society and the economy. In response to our clients’ needs due to various issues, we provided solutions that will contribute to strengthening the competitiveness of our corporate clients through a sales framework by sector on a group-wide basis by utilizing our in-depth industry knowledge and expert knowledge regarding products. In addition to our response to the capital needs of our clients, we also functioned as an intermediary and a consultant in transactions that included M&A and real estate. Additionally, we actively participated in sharing business risks with our clients through the provision of mezzanine financing and equity.

Key strategies (issues to be addressed)

The environment surrounding our clients is changing rapidly and abruptly due to factors such as markets with increasing volatility, heightened interest in social issues and materializing geopolitical risks. Under such circumstances, we will devote the power of the group's banking, trust banking and securities functions to further enhance our ability to provide solutions that leverage our industry and product expertise, including on investment banks. By such efforts, we will help our clients and the Japanese economy achieve sustainable growth through the resolution of social issues, such as sustainability, and prove our real worth as a partner that co-creates value.

Global Corporate & Investment Banking Company

The Global Corporate & Investment Banking Company, as the in-house company in charge of client segments that includes both Japanese companies operating outside Japan and non-Japanese companies, aims to demonstrate our financial functions of supporting industry changes and business structural transformation by deeply understanding our clients' businesses and providing solutions as a united group under the collaboration between the group's banking and securities functions.

Initiatives in FY2024 (developments and results of operations)

As the uncertainties surrounding the overseas business increase, such as the intensifying geopolitical risks and the changes in the interest rate environment, we provided support from a financial standpoint to our clients with respect to the review of their business strategies and rebuilding of their supply chains. We responded to the wide range of our client needs by expanding the capital markets business and transaction banking through in-depth CIB (Corporate & Investment Banking) strategy for each region, and by utilizing the M&A function and the global network of Greenhill & Co., Inc., which we have acquired.

Through engagements that leverage our sectoral knowledge, we supported our client's efforts for transition and decarbonization, and provided sustainable financing and advisory services.

We are also working to enhance our corporate functions to support our expanding overseas business.

Key strategies (issues to be addressed)

In addition to the CIB business base which we fostered in each region, we will accelerate collaboration among all regions, including Japan, and further enhance our ability to provide solutions to support our clients from a financial standpoint and contribute to the resolution of social issues.

We will realize sustainable growth by further optimizing our business portfolios and strengthening our risk management.

Global Markets Company

The Global Markets Company engages in sales and trading services to offer market products to meet our clients' risk hedging and asset management needs, and also conducts ALM and investment business, including capital raising and portfolio management. We aim to provide solution products that leverage our market expertise and that only we can provide through collaboration between the group's banking, trust banking and securities functions, and the CIB (Corporate & Investment Banking) approach.

Initiatives in FY2024 (developments and results of operations)

Regarding our sales and trading services, we made services profitable by promoting substantially integrated management of banking and securities operations in and outside Japan, strengthening our solution-based approach and diversifying our product lines to meet the needs of our clients, and by capturing market flows accurately.

In our ALM and investment business, we built earnings through flexible operations that captured market fluctuations during the first half of the fiscal year 2024, while we focused on risk control based on portfolio management in a controlled manner during the second half of the fiscal year 2024 when the market environment was highly uncertain. We also endeavored to support our clients' global businesses through stable and efficient foreign currency capital raising and promoted sustainability through the issuance of green bonds overseas and other means.

Key strategies (issues to be addressed)

Regarding our sales and trading services, we will work to further raise our presence by further deepening substantially integrated management of

banking and securities operations in each region, tailored to the characteristics of each region, continuing to enhance our capacity to provide solutions, and enhancing our trading capacity through global collaboration of sales and trading services and utilization of DX.

With respect to our ALM and investment business, in the face of possible intensification of global trade wars and changes in domestic and foreign monetary policies, as well as the possibility of the highly uncertain market environment continuing, we will realize stable earnings through agile and flexible risk controls based on predictive management and close market analyses. We will positively contribute to the group's overall business by deepening global ALM management and through stable and efficient foreign currency capital raising.

In addition, we will work to promote sustainability and DX in the areas of sales and trading services, ALM and investment.

Asset Management Company

The Asset Management Company, as the in-house company in charge of business related to asset management, provides products and services that match the asset management needs of our wide range of customers, from individuals to institutional investors, through the collaboration between the group's banking, trust banking and securities functions and Asset Management One Co., Ltd.

Initiatives in FY2024 (developments and results of operations)

For retail customers, we provided solutions tailored to a wide variety of needs, including the launch of new funds, such as foreign stock funds that cater to a wide range of investors, and funds that anticipate changes in financial markets, such as interest rate fluctuations, in order to respond to the increasing need for asset management as Japan moves toward becoming a leading asset management center. In addition, as part of our efforts to expand our product lineup, we have entered into a strategic partnership with Golub Capital, a leading alternative asset manager.

We provided our institutional investor clients with analysis of and advice on each portfolio from the perspective of both assets and liabilities, and provided

our clients such as pension funds with various forms of support, such as preparing consulting proposals regarding pension plans and investments.

Key strategies (issues to be addressed)

We will support medium- to long-term asset formation for our customers and contribute to making Japan a leading asset management center by enhancing our investment capabilities in and outside Japan through expansion of human resources in key areas and inorganic strategies, and by expanding product lines and solutions to respond to our customers' needs.

In addition, for corporate clients, we will support their human capital management by undertaking defined benefit pension, defined contribution pension, employee stock ownership plan and board benefit trust business and support asset formation for their employees, such as by hosting financial and economic education courses.

Furthermore, we will work to enhance a basis for business that is essential for sustainable growth, such as development of new products for retail and institutional investors, strengthening of specialist personnel with expertise in asset management business and promotion of business that integrates asset management and asset custody.

Global Transaction Banking Unit

As the unit in charge of providing solution services in the transaction banking area to customers in a wide range of segments, the Global Transaction Banking Unit aims to respond to our customer needs, which are becoming sophisticated and diverse, by drawing on our high level of expertise regarding the products in each area, including domestic and foreign payments, cash management and securities management.

Initiatives in FY2024 (developments and results of operations)

Amid changes in the social situation and global economy, such as stricter legal regulations in various countries in response to intensifying geopolitical risks, yen interest rate hikes and other related movements, we continued to provide a diverse range of solutions by drawing on our high level of expertise with full understanding of our customer needs, such as changes to supply chains and sophistication of cash management. Further, we endeavored to

ensure stable business operations by steadily working on large-scale IT system upgrades and regulatory compliance, which will constitute the foundation of our business, as well as by working continuously on the enhancement of our business continuity plan (BCP).

Key strategies (issues to be addressed)

We will continue to capture, in a timely manner, the movement toward shifting business structures, such as changes to supply chains and production systems, central bank interest rates and other monetary policy developments in various countries and other changes and respond flexibly to diversifying customer needs. We will also contribute to the growth of the group together with our customers by striving to provide solutions that will help our customers solve their issues while closely collaborating with our offices in and outside Japan.

In addition, as providing stable settlement operations and maintaining and reinforcing our infrastructure platforms are responsibilities of financial institutions, we will place the highest priority on doing so. Further, we will work to create next-generation businesses and new businesses from a long-term perspective, while taking into account societal trends, such as the emergence of new technologies and infrastructures in the settlement field.

Research & Consulting Unit

As the unit in charge of research functions that provide deep analysis, spanning from industrial to macroeconomic analysis, and consulting functions that cover support of customers in solving social issues, such as environmental and energy issues, and formulation of management, human resources and business strategies, the Research & Consulting Unit closely collaborates with each in-house company to aim to, in a unified group manner, expand value creation for our customers and society.

Initiatives in FY2024 (developments and results of operations)

By offering, both inside and outside the company, thorough and in-depth research with respect to the areas that are attracting increasing attention from our customers and society, including structural shifts in the international order, transition to an era defined by positive interest rates, the medium- to long-term goals of major Japanese industries, innovative technologies that are one

step ahead of the curve and new themes that transcend industry boundaries, we contributed to strengthening our competitiveness as well as to enhancing our presence. In addition, primarily in the area of sustainability, we contributed to solutions for customer issues by drawing on the high level of expertise within the unit, and further strengthened collaboration crossing organizational barriers inside and outside the unit, in order to make efforts to expand value creation in a unified group manner.

Key strategies (issues to be addressed)

Under the current circumstances, including an increase in economic and social uncertainty and an acceleration of trends toward sustainability and DX, competition in human resource acquisition in the research and consulting area is expected to grow stronger, and in response thereto, we will strengthen our efforts to ensure that we attract and train highly specialized talent. Furthermore, through the integration of Mizuho Bank, Ltd. and Mizuho Research & Technologies, Ltd., which is currently under consideration, we will work to further enhance the value we provide to society and our customers by deepening group-wide integration and we will differentiate ourselves by setting our sights one step ahead and make every effort to further expand value creation for customers and society.

(2) Changes in financial conditions and results of operations (consolidated basis and non-consolidated basis)

a. Changes in financial conditions and results of operations (consolidated basis)

(JPY million)

	FY2021 (For the fiscal year ended March 31, 2022)	FY2022 (For the fiscal year ended March 31, 2023)	FY2023 (For the fiscal year ended March 31, 2024)	FY2024 (For the fiscal year ended March 31, 2025)
Ordinary Income	3,963,091	5,778,772	8,744,458	9,030,374
Ordinary Profits	559,847	789,606	914,047	1,168,141
Profit Attributable to Owners of Parent	530,479	555,527	678,993	885,433
Comprehensive Income	47,121	277,666	1,345,039	618,184
Total Net Assets	9,201,031	9,208,463	10,312,135	10,523,753
Total Assets	237,066,142	254,258,203	278,672,151	283,320,404

Note: Fractions are rounded down.

b. Changes in financial conditions and results of operations (non-consolidated basis)

(JPY million)

	FY2021 (For the fiscal year ended March 31, 2022)	FY2022 (For the fiscal year ended March 31, 2023)	FY2023 (For the fiscal year ended March 31, 2024)	FY2024 (For the fiscal year ended March 31, 2025)
Operating Income	320,846	316,331	611,442	594,409
Cash Dividends Received	279,822	271,955	559,313	537,501
Cash Dividends Received from Banking Subsidiaries and Affiliates	197,716	209,256	547,510	527,051
Cash Dividends Received from Other Subsidiaries and Affiliates	82,105	62,698	11,803	10,450
Profit	405,518	265,641	552,987	532,820
Earnings per Share of Common Stock	(JPY) 159.92	(JPY) 104.77	(JPY) 218.08	(JPY) 210.66
Total Assets	14,364,202	15,323,184	16,290,423	16,731,431
Investments in Banking Subsidiaries and Affiliates	5,325,312	5,325,312	5,325,312	5,325,312
Investments in Other Subsidiaries and Affiliates	323,937	503,142	594,342	658,742

Notes:

1. Fractions are rounded down.
2. Earnings per Share of Common Stock was computed based upon the following formula:

$$\text{Earnings per Share of Common Stock} = \frac{\text{Profit recognized in the statement of income}}{\text{Average number of shares of common stock issued} - \text{Average number of shares of treasury common stock}}$$

(3) Employees

		Number of employees
March 31, 2025	Mizuho Bank, Ltd. (consolidated)	32,923
	Mizuho Trust & Banking Co., Ltd. (consolidated)	4,105
	Mizuho Securities Co., Ltd. (consolidated)	8,458
	Other	7,068
	Total	52,554

Notes:

1. The number of employees is the number of persons employed by Mizuho Financial Group and its consolidated subsidiaries.
2. The number of employees includes locally hired staff outside Japan and does not include contract employees and temporary employees.
3. The number of employees of Mizuho Financial Group is included in “Other.”

Reference:

The following sets forth information regarding the employees of Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities, as well as Mizuho Financial Group (collectively, the “Four Companies”):

	March 31, 2025
Number of employees	35,831
Average age	40 years, 6 months
Average years of employment	15 years, 9 months
Average monthly salary	JPY 546,000

Notes:

1. The number of employees is the number of persons employed by the Four Companies.
2. The number of employees is the aggregate total of employees of the Four Companies. The average age, average years of employment and average monthly salary are the collective averages for the Four Companies.
3. The number of employees does not include contract employees and temporary employees.
4. The calculations of average age, average years of employment and average monthly salary do not take into account seconded employees and locally hired staff outside Japan. Fractions are rounded down.
5. The average monthly salary is the average salary for the month of March, pre-tax, and does not include bonuses.

(4) Principal offices

a. Bank holding company

Mizuho Financial Group: Head Office

b. Banking business

Mizuho Bank

Region	Number of offices	Principal offices
	March 31, 2025	
Kanto, Koshinetsu	386	Head Office and other offices
Hokkaido, Tohoku	16	Sapporo Branch, Sendai Branch and other offices
Hokuriku, Tokai, Kinki	85	Osaka Branch, Nagoya Branch and other offices
Chugoku, Shikoku	15	Hiroshima Branch, Takamatsu Branch and other offices
Kyushu, Okinawa	14	Fukuoka Branch and other offices
Japan total	516	
The Americas	12	New York Branch and other offices
Europe and the Middle East	8	London Branch and other offices
Asia and Oceania	23	Hong Kong Branch, Singapore Branch and other offices
Outside Japan total	43	
Total	559	

Notes:

1. Offices include sub-branches, branches and offices for remittance purposes only, branches offering account transfer services only, ATM management branches (branches and offices to maintain shared ATMs only), pension plan advisory offices (pension plan advisory only offices) and internet branches.
2. In addition to the above, 137 banking agency offices, 59,160 non-branch ATMs and 6 representative offices outside Japan were in operation as of March 31, 2025.

Mizuho Trust & Banking

Region	Number of offices	Principal offices
	March 31, 2025	
Kanto, Koshinetsu	29	Head Office, Yokohama Branch and other offices
Hokkaido, Tohoku	2	Sapporo Branch and Sendai Branch
Hokuriku, Tokai, Kinki	9	Osaka Branch, Nagoya Branch and other offices
Chugoku, Shikoku	3	Hiroshima Branch, Okayama Branch and other offices
Kyushu	3	Fukuoka Branch and other offices
Total	46	

Notes:

1. Offices include 10 sub-branches (including Trust Lounges, Mizuho Trust & Banking's offices that specialize in consultation and are mainly located within the same buildings as Mizuho Bank branches).
2. In addition to the above, 62 trust agencies were in operation as of March 31, 2025.

c. Securities business

Mizuho Securities

Region	Number of offices	Principal offices
	March 31, 2025	
Kanto, Koshinetsu	43	Head Office, Shinjuku Branch and other offices
Hokkaido, Tohoku	3	Sapporo Branch, Sendai Branch and other offices
Hokuriku, Tokai, Kinki	30	Osaka Sales Dept. I, Nagoya Branch and other offices
Chugoku, Shikoku	9	Hiroshima Branch, Takamatsu Branch and other offices
Kyushu	6	Fukuoka Branch, Kumamoto Branch and other offices
Total	91	

Notes:

1. In addition to the above, 2 representative offices outside Japan were in operation as of March 31, 2025.
2. In addition to the above, 124 Planet Booths were in operation in the lobbies of Mizuho Bank branches for securities investment consultations as of March 31, 2025.

d. Other business

Mizuho Research & Technologies, Ltd.; Head Office and other offices

Reference:

In order to provide further enhanced comprehensive financial services, the establishment of joint branches capable of offering banking, trust banking and securities services is being promoted for the offices stated in b. and c. above. The details are as follows:

Joint branches (Japan)	Number of branches
	March 31, 2025
Joint branches offering banking, trust banking and securities services	33
Joint branches offering banking and securities services	159
Joint branches offering banking and trust banking services	0
Joint branches offering trust banking and securities services	2
Total	194

Note:
Mizuho Securities joint branches include Planet Booths, in addition to its offices.

(5) Capital investment (consolidated basis)

a. Total amount of capital investment

(JPY million)

	Mizuho Bank, Ltd. (consolidated)	Mizuho Trust & Banking Co., Ltd. (consolidated)	Mizuho Securities Co., Ltd. (consolidated)	Other
Total amount of capital investment	77,955	502	7,481	8,777

Notes:
1. Fractions are rounded down.
2. The total amount of capital investment by Mizuho Financial Group, Inc. is included in “Other” above.

b. New establishment of important facilities

(JPY million)

Company name	Details	Amount
Mizuho Bank, Ltd.	New establishment of HARUMI WAVE GARDEN	29,861

Note:
Fractions are rounded down.

(6) Principal subsidiaries

Company name	Location	Main business	Capital (JPY million)	Percentage of voting rights held by Mizuho Financial Group (%)	Amount of dividend paid to Mizuho Financial Group (JPY million)
Mizuho Bank, Ltd.	Chiyoda-ku, Tokyo	Banking	1,404,065	100.00	500,004
Mizuho Trust & Banking Co., Ltd.	Chiyoda-ku, Tokyo	Trust banking, banking	247,369	100.00	27,030
Mizuho Securities Co., Ltd.	Chiyoda-ku, Tokyo	Securities	125,167	100.00	N/A
Mizuho Research & Technologies, Ltd.	Chiyoda-ku, Tokyo	Information technology, think tank consulting	1,627	100.00	N/A
Asset Management One Co., Ltd.	Chiyoda-ku, Tokyo	Investment management	2,000	51.00	7,196
Mizuho Innovation Frontier Co., Ltd.	Chiyoda-ku, Tokyo	Investment	490	100.00	N/A
Mizuho Americas LLC	New York, NY, USA	Holding company	617,849 (USD 4,131 million)	100.00 (100.00)	N/A
Custody Bank of Japan, Ltd.	Chuo-ku, Tokyo	Trust banking, banking	51,000	27.00	15
MI Digital Services Co., Ltd.	Chuo-ku, Tokyo	IT system administration and management	20	35.00	221
Mizuho Leasing Company, Limited	Minato-ku, Tokyo	General leasing	46,925	23.62 (0.50)	2,806
Orient Corporation	Chiyoda-ku, Tokyo	Consumer finance services	150,075	48.90 (48.90)	N/A
Rakuten Securities, Inc.	Minato-ku, Tokyo	Securities	19,495	49.00 (49.00)	N/A
Mizuho Credit Guarantee Co., Ltd.	Chiyoda-ku, Tokyo	Credit guarantee	13,281	100.00 (100.00)	N/A
Defined Contribution Plan Services Co., Ltd.	Chuo-ku, Tokyo	Defined contribution pension-related business	2,000	100.00 (100.00)	N/A
Mizuho Realty Co., Ltd.	Chuo-ku, Tokyo	Real estate agency business	1,500	95.05 (95.05)	N/A
Mizuho Factors, Limited	Chiyoda-ku, Tokyo	Factoring	1,000	100.00 (100.00)	N/A

Company name	Location	Main business	Capital (JPY million)	Percentage of voting rights held by Mizuho Financial Group (%)	Amount of dividend paid to Mizuho Financial Group (JPY million)
Mizuho Capital Co., Ltd.	Chiyoda-ku, Tokyo	Venture capital	902	65.00 (65.00)	N/A
UC Card Co., Ltd.	Minato-ku, Tokyo	Credit cards	500	100.00 (100.00)	N/A
Mizuho-DL Financial Technology Co., Ltd.	Chiyoda-ku, Tokyo	Investigation, research and development of financial technology	200	60.00 (60.00)	N/A
Mizuho Realty One Co., Ltd.	Chiyoda-ku, Tokyo	Holding company	100	100.00 (100.00)	N/A
LINE Credit Corporation	Shinagawa-ku, Tokyo	Lending	100	49.00 (49.00)	N/A
PayPay Securities Corporation	Shinjuku-ku, Tokyo	Securities	100	34.00 (34.00)	N/A
Mizuho Business Service Co., Ltd.	Koto-ku, Tokyo	Subcontracted operations	90	100.00 (100.00)	N/A
Mizuho Bank Europe N.V.	Amsterdam, The Netherlands	Banking, securities	792,617 (EUR 4,891 million)	100.00 (100.00)	N/A
Joint Stock Commercial Bank for Foreign Trade of Vietnam	Hanoi, Vietnam	Banking	329,756 (VND 55,890,912 million)	15.00 (15.00)	N/A
Mizuho Bank (China), Ltd.	Shanghai, China	Banking	195,605 (CNY 9,500 million)	100.00 (100.00)	N/A
Mizuho Capital Markets LLC	New York, NY, USA	Derivatives	176,022 (USD 1,177 million)	100.00 (100.00)	N/A
Mizuho International plc	London, UK	Securities, banking	146,253 (GBP 754 million)	100.00 (100.00)	N/A
Mizuho Securities Asia Limited	Hong Kong, China	Securities	69,594 (HKD 3,620 million)	100.00 (100.00)	N/A

Company name	Location	Main business	Capital (JPY million)	Percentage of voting rights held by Mizuho Financial Group (%)	Amount of dividend paid to Mizuho Financial Group (JPY million)
P.T. Bank Mizuho Indonesia	Jakarta, Indonesia	Banking	66,461 (IDR 7,384,574 million)	98.99 (98.99)	N/A
Mizuho Securities USA LLC	New York, NY, USA	Securities	64,187 (USD 429 million)	100.00 (100.00)	N/A
Banco Mizuho do Brasil S.A.	Sao Paulo, SP, Brazil	Banking	20,841 (BRL 802 million)	100.00 (100.00)	N/A
Mizuho Trust & Banking (Luxembourg) S.A.	Munsbach, Luxembourg	Trust banking, banking	15,700 (USD 105 million)	100.00 (100.00)	N/A
Mizuho Bank (USA)	New York, NY, USA	Banking, trust banking	14,724 (USD 98 million)	100.00 (100.00)	N/A
Mizuho Securities Europe GmbH	Frankfurt, Germany	Securities	5,671 (EUR 35 million)	100.00 (100.00)	N/A

Notes:

1. Amounts less than JPY one million (and units shown for other currencies) are rounded down.
2. The JPY equivalent of capital is calculated using the foreign exchange rate as of the account closing date.
3. The “Percentage of voting rights held by Mizuho Financial Group” is rounded down to the nearest second decimal place.
4. Figures in parentheses ( ) in the “Percentage of voting rights held by Mizuho Financial Group” column are those of voting rights held indirectly.
5. The group has begun examining the integration of Mizuho Bank, Ltd. and Mizuho Research & Technologies, Ltd. with the aim of completing the integration by April 2026.
6. Mizuho Business Service Co., Ltd. changed its trade name to Mizuho Group Services, Ltd. on April 1, 2025.
7. Mizuho Bank Europe N.V. absorbed Mizuho Securities Europe GmbH by merger on April 5, 2025.
8. J.Score Co., Ltd., which had previously been listed as “Principal subsidiaries”, completed its business integration with LINE Credit Corporation as the successor company and transitioned to a liquidation company as of April 1, 2025.

Outline of material business alliances

For the capital and business alliance with Rakuten Card Co., Ltd., please see “Business transfer, etc.” on page 88.

(7) Major borrowings

Creditors	Balance of borrowings (JPY million)	Number of shares of Mizuho Financial Group and percentage of voting rights held by creditors	
		Number of shares held (shares)	Percentage of voting rights (%)
Mizuho Bank, Ltd.	530,000	N/A	N/A
Total	530,000	N/A	N/A

(8) Business transfer, etc.

On September 30, 2024, Mizuho Financial Group began examining the integration of Mizuho Bank, Ltd. and Mizuho Research & Technologies, Ltd. By integrating personnel with expertise in research, consulting, IT, and technology development with banking personnel, Mizuho Financial Group will qualitatively transform its business and will offer products and services with higher added value to customers and society.

On November 13, 2024, Mizuho Financial Group agreed to enter into a strategic capital and business alliance with Rakuten Card Co., Ltd., a consolidated subsidiary of Rakuten Group, Inc. Through this alliance, Mizuho Financial Group has acquired 14.99% of the common stock in Rakuten Card Co., Ltd. from Rakuten Group. We will promote initiatives aimed at building a new retail business model that offers greater convenience in the payment business.

On November 29, 2024, Mizuho Bank, Ltd., as the surviving company, and Defined Contribution Plan Services Co., Ltd. entered into a merger agreement, subject to approval from the relevant authorities. To enhance services in the defined contribution pension field, which is expected to expand further, Mizuho Bank will strengthen the operational structure of its online services and call centers and improve management efficiency by consolidating its administrative departments.

On February 28, 2025, Mizuho Financial Group entered into an agreement with State Street Corporation to sell to said company the global custody and related businesses of Mizuho Trust & Banking (Luxembourg) S.A., which is a local subsidiary of Mizuho Trust & Banking Co., Ltd. in Luxembourg, and Mizuho Bank (USA), which is a local subsidiary of Mizuho Bank, Ltd. in the U.S., subject to notification to the relevant authorities and obtaining permits therefrom.

On April 5, 2025, Mizuho Bank Europe N.V., a local subsidiary of Mizuho Bank, Ltd. in Amsterdam, Netherlands, as the surviving company, merged with Mizuho Securities Europe GmbH, a local subsidiary of Mizuho Securities Co., Ltd. in Frankfurt, Germany. Mizuho Bank Europe N.V. transitioned to a universal bank model, which integrates its banking and securities businesses on April 7, 2025, and will be better able to provide comprehensive financial services and meet its valued clients’ expectations.

2. Matters regarding directors and executive officers

(1) Directors and executive officers

Shown below are directors and executive officers as defined in the Companies Act as of March 31, 2025:

Directors

Name	Title and assignment	Major concurrent office
Yoshimitsu Kobayashi	Member of the Board of Directors (outside director) Chairperson of the Nominating Committee Member of the Human Resources Review Meeting	Chairman of the Board of Directors of Tokyo Electric Power Company Holdings, Inc.
Ryoji Sato	Member of the Board of Directors (outside director) Chairperson of the Audit Committee	Outside Director (Audit & Supervisory Committee Member) of Nippon Life Insurance Company
Takashi Tsukioka	Member of the Board of Directors (outside director) Member of the Nominating Committee Chairperson of the Compensation Committee Member of the IT / Digital Transformation Committee Member of the Human Resources Review Meeting	Honorary Advisor of Idemitsu Kosan Co., Ltd. Outside Director of Mitsui-Soko Holdings Co., Ltd.

Name	Title and assignment	Major concurrent office
Kotaro Ohno	Member of the Board of Directors (outside director) Member of the Nominating Committee Member of the Audit Committee Member of the Human Resources Review Meeting	Outside Audit & Supervisory Board Member of Komatsu Ltd. Advisor of Atsumi & Sakai
Hiromichi Shinohara	Member of the Board of Directors (outside director) Member of the Nominating Committee Chairperson of the IT / Digital Transformation Committee Member of the Human Resources Review Meeting	Outside Director of Yamaha Corporation Executive Advisor of Nippon Telegraph and Telephone Corporation
Izumi Kobayashi	Member of the Board of Directors (outside director) Chairperson of the Board of Directors Member of the Nominating Committee Member of the Risk Committee Member of the Human Resources Review Meeting	Outside Director of ANA Holdings, Inc. Outside Director of OMRON Corporation

Name	Title and assignment	Major concurrent office
Yumiko Noda	Member of the Board of Directors (outside director) Member of the Compensation Committee Member of the Risk Committee	Chairman and Representative Director of Veolia Japan GK Outside Director of East Japan Railway Company Outside Director of Sumitomo Chemical Company, Limited
Takakazu Uchida	Member of the Board of Directors (outside director) Member of the Compensation Committee Member of the Audit Committee	
Seiji Imai	Member of the Board of Directors, Chairperson (*Kaicho*)	
Hisaaki Hirama	Member of the Board of Directors Member of the Audit Committee Chairperson of the Risk Committee Member of the IT / Digital Transformation Committee	
Masahiro Kihara	Member of the Board of Directors Chairperson of the Human Resources Review Meeting	Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd. Member of the Board of Directors of Mizuho Securities Co., Ltd.
Hidekatsu Take	Member of the Board of Directors	Managing Executive Officer of Mizuho Bank, Ltd.
Mitsuhiro Kanazawa	Member of the Board of Directors	Managing Executive Officer of Mizuho Bank, Ltd. Member of the Board of Directors of Mizuho Research & Technologies, Ltd.

Name	Title and assignment	Major concurrent office
Takefumi Yonezawa	Member of the Board of Directors	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

Notes:

1. Chairperson (Kaicho) Imai engages in our external activities, but does not chair the Board meetings. The Board meetings are chaired by the independent director chair Izumi Kobayashi.
2. Mr. Hisaaki Hirama, who served as General Manager of the Accounting Department of both Mizuho Financial Group and Mizuho Bank, Ltd, and as a member of the Audit Committee of Mizuho Financial Group; and Mr. Ryoji Sato, who served as a certified public accountant and a member of the Audit Committee of Mizuho Financial Group, have considerable expert knowledge concerning finance and accounting gained through their experiences and careers.
3. Since, as a financial institution, it is essential for us to ensure the effectiveness of the activities of the Audit Committee, it is necessary for the Audit Committee to gather information through internal directors who are familiar with financial businesses and regulations, share information among the Audit Committee, and have sufficient coordination with internal control departments, and for these reasons, we appointed an internal director (non-executive), Mr. Hisaaki Hirama, as a full-time member of the Audit Committee.
4. Ms. Yumiko Noda retired as Outside Director of Idemitsu Kosan Co., Ltd. and Benesse Holdings, Inc. in June 2024 and was appointed as Outside Director of East Japan Railway Company and Sumitomo Chemical Company, Limited in June 2024.
5. Mr. Takakazu Uchida retired as a Counselor of Mitsui & Co., Ltd. in June 2024.
6. Mr. Masahiro Kihara retired as a Member of the Board of Directors of Mizuho Bank, Ltd. in April 2024.
7. Messrs. Yoshimitsu Kobayashi, Ryoji Sato, Takashi Tsukioka, Kotaro Ohno, Hiromichi Shinohara and Takakazu Uchida, and Mses. Izumi Kobayashi and Yumiko Noda, who are the outside directors, satisfy the Independence Standards of Outside Directors of Mizuho Financial Group and are designated as “independent directors” pursuant to the regulation of the Tokyo Stock Exchange, Inc. and have been notified to the Tokyo Stock Exchange, Inc.
8. The titles and assignments are based on the former designations used until March 31, 2025.

Directors who resigned or retired in the fiscal year 2024

Name	Title and assignment (Note)	Other
Makoto Umemiya	Member of the Board of Directors	Resigned as of April 1, 2024
Motonori Wakabayashi	Member of the Board of Directors	Resigned as of April 1, 2024
Masami Yamamoto	Member of the Board of Directors	Retired as of June 26, 2024
Nobuhiro Kaminoyama	Member of the Board of Directors	Retired as of June 26, 2024

Note: The titles and assignments are as of the date of their resignation or retirement.

Executive officers as defined in the Companies Act

Name	Title and assignment	Major concurrent office
Masahiro Kihara*	President & Group CEO (Representative Executive Officer)	Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd. Member of the Board of Directors of Mizuho Securities Co., Ltd.
Hidekatsu Take*	Deputy President & Senior Executive Officer (Representative Executive Officer) Head of Global Corporate & Investment Banking Company In Charge of Specially Assigned Matters	Managing Executive Officer of Mizuho Bank, Ltd.
Kazutoshi Isogai	Senior Executive Officer Head of Retail & Business Banking Company	Managing Executive Officer of Mizuho Bank, Ltd.
Masayuki Sugawara	Senior Executive Officer Head of Corporate & Investment Banking Company	Member of the Board of Directors, Deputy President of Mizuho Bank, Ltd.

Name	Title and assignment	Major concurrent office
Kenya Koshimizu	Senior Executive Officer Co-Head of Global Markets Company	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.
Daishi Sasaki	Senior Executive Officer Co-Head of Global Markets Company	Managing Executive Officer of Mizuho Securities Co., Ltd.
Noriyuki Sato	Senior Executive Officer Head of Asset Management Company In Charge of Specially Assigned Matters	Managing Executive Officer of Mizuho Bank, Ltd.
Tsutomu Yamamoto	Senior Executive Officer Head of Global Transaction Banking Unit	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.
Yasuhiko Ushikubo	Senior Executive Officer Head of Research & Consulting Unit Group CSuO	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd. Member of the Board of Directors of Mizuho Research & Technologies, Ltd.
Naoshi Inomata	Senior Executive Officer Group CSO	Managing Executive Officer of Mizuho Bank, Ltd. Member of the Board of Directors, Deputy President of Mizuho Trust & Banking Co., Ltd.
Minako Nakamoto	Senior Executive Officer Group CGO	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

Name	Title and assignment	Major concurrent office
Takefumi Yonezawa*	Senior Executive Officer Group CFO General Manager of International Accounting Standards Project Team	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.
Shiro Shiraishi	Senior Executive Officer Group CRO	Executive Managing Director of Mizuho Bank, Ltd.
Nobuhiro Kaminoyama	Senior Executive Officer Group CHRO Group CDO	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.
Natsumi Akita	Senior Executive Officer Group CCuO Group CBO	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.
Mitsuhiro Kanazawa*	Senior Executive Officer Group CIO	Managing Executive Officer of Mizuho Bank, Ltd. Member of the Board of Directors of Mizuho Research & Technologies, Ltd.
Shinichiro Hihara	Senior Executive Officer Group Co-CIO	Managing Executive Officer of Mizuho Bank, Ltd.
Hideki Tsujimori	Senior Executive Officer Group CPrO	Managing Executive Officer of Mizuho Bank, Ltd.
Makoto Matsubara	Senior Executive Officer Group CCO	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

Name	Title and assignment	Major concurrent office
Hisashi Kikuchi	Senior Executive Officer Group CAE	Member of the Board of Directors (Audit & Supervisory Committee Member) of Mizuho Bank, Ltd. Member of the Board of Directors (Audit & Supervisory Committee Member) of Mizuho Trust & Banking Co., Ltd. Member of the Board of Directors (Audit & Supervisory Committee Member) of Mizuho Securities Co., Ltd. Audit & Supervisory Board Member of Mizuho Research & Technologies, Ltd.

Notes:
1. Executive officers marked with asterisks (*) are executive officers concurrently serving as directors.
2. The titles and assignments are based on the former designations used until March 31, 2025.

Executive officers who resigned in the fiscal year 2024

Name	Title and assignment (Note)	Other
Makoto Umemiya	Deputy President & Senior Executive Officer (Representative Executive Officer) Group CDO	Resigned as of April 1, 2024
Motonori Wakabayashi	Senior Executive Officer Group CRO	Resigned as of April 1, 2024
Koji Yonei	Senior Executive Officer Group CIO	Resigned as of April 1, 2024

Notes:
1. The titles and assignments are as of the date of their resignation.
2. The titles and assignments are based on the former designations used until March 31, 2025.

Reference:
Shown below are the executive officers as defined in the Companies Act as of April 1, 2025:

Executive officers as defined in the Companies Act

Name	Title and assignment
Masahiro Kihara	President & Group CEO (Representative Corporate Executive)
Reason for appointment as executive officer as defined in the Companies Act: He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in corporate planning, financial planning, risk management, investment banking business, markets business and other matters as a member of the group since 1989. He has served as President & Group CEO of Mizuho Financial Group since February 2022, after having served in positions such as Project Manager of Risk Governance Enhancement Project Team of Mizuho Financial Group, General Manager of Risk Management Department, General Manager of Financial Planning Department, Head of Financial Control & Accounting Group, Head of Strategic Planning Group of Mizuho Securities Co., Ltd. and Head of Global Products Unit of Mizuho Financial Group. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, business strategies, business management and internal control. He also has overall planning and organizational leadership skills backed by a wealth of management experience. Mizuho Financial Group has appointed him as an executive officer as defined in the Companies Act based on the role delegated to him as the head of business execution and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.	

Name	Title and assignment
Hidekatsu Take	Deputy President & Corporate Executive (Representative Corporate Executive) Head of Global Corporate & Investment Banking Company In Charge of Specially Assigned Matters
Reason for appointment as an executive officer as defined in the Companies Act: He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in international business, corporate planning, business promotion and other matters as a member of the group since 1988. He has served in his current position since the fiscal year 2022, after having served in positions such as General Manager of Strategic Planning Division of Mizuho Financial Group, Joint Head of the Americas of Mizuho Bank, Ltd., Head of Asia & Oceania, Head of Sogo Shosha, Realty & Financial Sponsor Industry Group of Mizuho Bank, Ltd. and Head of Corporate & Institutional Company of Mizuho Financial Group. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, business strategies on a global basis and business management. He also has overall planning and organizational leadership skills backed by a wealth of management experience. Mizuho Financial Group appointed him as an executive officer as defined in the Companies Act based on the role delegated to him as Assistant to Head of Business Execution and Head of Global Corporate & Investment Banking Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.	

Name	Title and assignment
Kazutoshi Isogai	Senior Managing Corporate Executive Co-Head of Retail & Business Banking Company
Reason for appointment as executive officer as defined in the Companies Act: He is well-acquainted with the overall business, and has abundant business experience, having been engaged in financial planning, human resource management, corporate planning, business promotion and other matters as a member of the group since 1991. He has served in his current position since the fiscal year 2025, after having served in positions such as General Manager of Financial Planning Department of Mizuho Financial Group, General Manager of a branch of Mizuho Bank, Ltd., Deputy Head of Retail & Business Banking Company of Mizuho Financial Group, and, from the fiscal year 2023, Head of Retail & Business Banking Company of Mizuho Financial Group. Through his experience in the group, he has a deep understanding of the realities of domestic business and operation of Mizuho Financial Group, as well as the risks and opportunities therein. He also has overall planning and organizational leadership skills backed by a wealth of management experience. Mizuho Financial Group has appointed him as an executive officer as defined in the Companies Act based on the role delegated to him as Co-Head of Retail & Business Banking Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.	

Name	Title and assignment
Masayuki Sugawara	Senior Managing Corporate Executive Head of Corporate & Investment Banking Company
Reason for appointment as executive officer as defined in the Companies Act: He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in business promotion, international business and other matters as a member of the group since 1988. He has served in his current position since the fiscal year 2023, after having served in positions such as General Manager and CEO for East Asia of Mizuho Bank, Ltd. Through his experience in the group, he has a deep understanding of the business and operational realities of large corporations, including those overseas, as well as the risks and opportunities thereof. He also has overall planning and organizational leadership skills backed by a wealth of management experience. Mizuho Financial Group has appointed him as an executive officer as defined in the Companies Act based on the role delegated to him as Head of Corporate & Investment Banking Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.	

<table>
<tr><th>Name</th><th>Title and assignment</th></tr>
<tr><td>Noriyuki Sato</td><td>Senior Managing Corporate Executive
Head of Asset Management Company
In Charge of Specially Assigned Matters</td></tr>
<tr><td colspan="2">Reason for appointment as executive officer as defined in the Companies Act:
After having been engaged in business as a member of Mizuho Financial Group from 1989 through 2003, he has served as the head of REIT management at DIAM Co., Ltd. and Asset Management One Co., Ltd., and also served as CEO at AP Property Fund Management Pte Ltd since 2021. Accordingly, he has abundant business and management experience domestically and internationally. In addition, he has served in his current position since the fiscal year 2023.
He has been consistently involved in the asset management business throughout his career, particularly contributing to the development of the J-REIT market in its infancy, and has extensive business and management experience overseas, giving him a deep understanding of the realities of such business as well as the risks and opportunities thereof.
Mizuho Financial Group has appointed him as an executive officer as defined in the Companies Act based on the role delegated to him as Head of Asset Management Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.</td></tr>
</table>

<table>
<tr><th>Name</th><th>Title and assignment</th></tr>
<tr><td>Tatsuya Kurosawa</td><td>Senior Managing Corporate Executive
Group CGO</td></tr>
<tr><td colspan="2">Reason for appointment as executive officer as defined in the Companies Act:
He is well-acquainted with the overall business, and has abundant business experience, having been engaged in investment banking business, large enterprise business and other matters as a member of the group since 1994.
He has served in his current position since the fiscal year 2025, after having served in positions such as General Manager of Strategic Investment Department of Mizuho Bank, Ltd., General Manager of Global Products Coordination Department of Mizuho Financial Group and General Manager of Sogo Shosha, Realty & Financial Sponsor Industry Department No. 1 of Mizuho Bank, Ltd. Through his experience in the group, he has a deep understanding of the realities of the group’s overall business as well as, among others, expertise in investment banking products and insight into broader social trends affecting the group’s business, including economic and financial trends. He also has overall planning and organizational leadership skills backed by a wealth of management experience.
Mizuho Financial Group has appointed him as an executive officer as defined in the Companies Act based on the role delegated to him as Group CGO and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.</td></tr>
</table>

<table>
<tr><th>Name</th><th>Title and assignment</th></tr>
<tr><td>Takefumi
Yonezawa</td><td>Senior Managing Corporate Executive
Group CFO
General Manager of International Accounting Standards Project Team</td></tr>
<tr><td colspan="2">Reason for appointment as executive officer as defined in the Companies Act:
He is well-acquainted with the overall business, and has abundant business experience, having been engaged in accounting, industry research, financial planning and other matters as a member of the group since 1993.
He has served in his current position since the fiscal year 2023, after having served in positions such as General Manager of Financial Planning Department and Deputy Head of Financial Control & Accounting Group of Mizuho Financial Group. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, business strategies and financial strategies that take into account economic, social and industry trends. He also has overall planning and organizational leadership skills backed by a wealth of management experience.
Mizuho Financial Group has appointed him as an executive officer as defined in the Companies Act based on the role delegated to him as Group CFO and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.</td></tr>
</table>

Name	Title and assignment
Shiro Shiraishi	Senior Managing Corporate Executive Group CRO
Reason for appointment as an executive officer as defined in the Companies Act: He is well-acquainted with the overall business, and has abundant business experience, having been engaged in international business, corporate planning, retail business planning and other matters as a member of the group since 1993. He has served in his current position since the fiscal year 2024, after having served in positions such as General Manager of Business Promotion Office, Global Corporate Coordination Department of Mizuho Bank Co., Ltd., General Manager of Office of Chairman of Japanese Bankers Association, General Manager of Retail & Business Banking Coordination Department of Mizuho Financial Group and Chief Audit Executive (CAE) of Mizuho Bank Co., Ltd. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, broad risk management and governance, and expert knowledge concerning social trends affecting the group's business, such as global economics, finance and sustainability. He also has overall planning and organizational leadership skills backed by a wealth of management experience. Mizuho Financial Group appointed him as an executive officer as defined in the Companies Act based on the role delegated to him as Group CRO and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.	

<table>
<tr><th>Name</th><th>Title and assignment</th></tr>
<tr><td>Makoto Hitomi</td><td>Senior Managing Corporate Executive
Group CHRO</td></tr>
<tr><td colspan="2">Reason for appointment as an executive officer as defined in the Companies Act:
He is well-acquainted with the overall business, and has abundant business experience, having been engaged in human resource management, business promotion and other matters as a member of the group since 1993.
He has served in his current position since the fiscal year 2025, after having served in positions such as General Manager of Tochigi Branch of Mizuho Bank, Ltd., General Manager of Facility Management Department of Mizuho Financial Group, General Manager of Human Resources Department of Mizuho Securities Co., Ltd., General Manager of Talent Planning and Management Department of Mizuho Financial Group and Group Co-Chief Human Resources Officer (Group Co-CHRO) of Mizuho Financial Group. Through his experience in the group, he has abundant knowledge and experience in in both the group’s overall business and human resource management. He also has overall planning and organizational leadership skills backed by a wealth of management experience.
Mizuho Financial Group appointed him as an executive officer as defined in the Companies Act based on the role delegated to him as Group CHRO and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.</td></tr>
</table>

<table>
<tr><th>Name</th><th>Title and assignment</th></tr>
<tr><td>Mitsuhiro
Kanazawa</td><td>Senior Managing Corporate Executive
Group CIO</td></tr>
<tr><td colspan="2">Reason for appointment as an executive officer as defined in the Companies Act:
He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in corporate planning, risk management, international business, business promotion and other matters as a member of the group since 1990.
He has served in his current position since the fiscal year 2024, after having served in positions such as General Manager of Americas Department of Mizuho Bank Co., Ltd., Executive Officer In charge of Credit, General Manager of Risk Management Department, Deputy Head of Strategic Planning Group, Co-Head of IT & Systems Group and Group CPrO of Mizuho Financial Group. Through his experience in the group, he has a deep understanding of the realities of the group’s overall business as well as, among others, internal and external risk governance and IT strategies. He also has overall planning and organizational leadership skills backed by a wealth of management experience.
Mizuho Financial Group appointed him as an executive officer as defined in the Companies Act based on the role delegated to him as Group CIO and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.</td></tr>
</table>

<table>
<tr><th>Name</th><th>Title and assignment</th></tr>
<tr><td>Minako
Nakamoto</td><td>Senior Managing Corporate Executive
Group CCO</td></tr>
<tr><td colspan="2">Reason for appointment as executive officer as defined in the Companies Act:
She is well-acquainted with the overall business, and has abundant experience domestically and internationally, having been engaged in corporate planning, international business, business promotion and other matters as a member of the group since 1993.
She has served in her current position since the fiscal year 2025, after having served in positions such as president of a local subsidiary in the U.S., General Manager of Ginza Branch of Mizuho Bank, Ltd., General Manager of Corporate Planning Department of Mizuho Securities Co., Ltd. and Group CGO of Mizuho Financial Group. Through her experience in the group, she has a deep understanding of the realities of the group’s overall business as well as organizational structure, operations, the group’s overall internal control system and other matters. She also has overall planning and leadership skills backed by a wealth of management experience.
Mizuho Financial Group has appointed her as an executive officer as defined in the Companies Act based on the role delegated to her as Group CCO and based on the decision that her experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.</td></tr>
</table>

Name	Title and assignment
Hisashi Kikuchi	Senior Managing Corporate Executive Group CAE
Reason for appointment as executive officer as defined in the Companies Act: He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, human resource management, business promotion and other matters as a member of the group since 1988. He has served in his current position since the fiscal year 2020, after having served in positions such as General Manager of Tokyo Corporate Banking Department of Mizuho Bank Co., Ltd., General Manager of Corporate Secretariat and Head of Strategic Planning Group of Mizuho Financial Group. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, business strategies, various risk management, internal control and audit. He also has overall planning and organizational leadership skills backed by a wealth of management experience. Mizuho Financial Group has appointed him as an executive officer as defined in the Companies Act based on the role delegated to him as Group CAE and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.	

Name	Title and assignment
Naoshi Inomata	Senior Managing Corporate Executive Group CSO
Reason for appointment as an executive officer as defined in the Companies Act: He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in corporate planning, international business, investment banking business and other matters as a member of the group since 1990. He has served in his current position since the fiscal year 2023, after having served in positions such as Project Manager of U.S. Platform Intensive Enhancement Project Team, General Manager of Asia & Oceania Department of Mizuho Bank, Ltd and Group Chief Strategy Officer. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, business strategies, management of corporate resources and management of various risks and internal control. He also has overall planning and organizational leadership skills backed by a wealth of management experience. Mizuho Financial Group appointed him as an executive officer as defined in the Companies Act based on the role delegated to him as Group CSO and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.	

Name	Title and assignment
Nobuhiro Kaminoyama	Senior Managing Corporate Executive Group CDO In Charge of Specially Assigned Matters
Reason for appointment as executive officer as defined in the Companies Act: He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in human resource management, business promotion and other matters as a member of the group since 1991. He has served as Group CDO since the fiscal year 2024, after having served in positions such as General Manager of Corporate Banking Department No.9 of Mizuho Bank Co., Ltd., General Manager of Corporate Secretariat of Mizuho Financial Group and Group CHRO. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, corporate governance, broad systems, operations, education and employee engagement regarding human capital. He also has overall planning and organizational leadership skills backed by a wealth of management experience. Mizuho Financial Group has appointed him as an executive officer as defined in the Companies Act based on the role delegated to him as Group CDO and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.	

Name	Title and assignment
Natsumi Akita	Senior Managing Corporate Executive Group CCuO / Group CBO
Reason for appointment as executive officer as defined in the Companies Act: She has served as Group CCuO since the fiscal year 2023 and Group CBO since the fiscal year 2024, having been engaged in human resource and organizational development, transformation of corporate culture, brand strategies and other matters as a member of the group since 2022, after having served in positions such as executive of other financial institutions and entities. Through her management experience at various organizations and significant business experience with respect to marketing and public relations, she has a deep understanding of human resource needs, and also has overall planning and organizational leadership skills backed by a wealth of management experience including experience in other companies. Mizuho Financial Group has appointed her as an executive officer as defined in the Companies Act based on the role delegated to her as Group CCuO and Group CBO and based on the decision that her experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.	

Reference:

Group CGO	: Group Chief Governance Officer
Group CFO	: Group Chief Financial Officer
Group CRO	: Group Chief Risk Officer
Group CHRO	: Group Chief Human Resources Officer
Group CPO	: Group Chief People Officer
Group CIO	: Group Chief Information Officer
Group CPrO	: Group Chief Process Officer
Group CCO	: Group Chief Compliance Officer
Group CAE	: Group Chief Audit Executive
Group CSO	: Group Chief Strategy Officer
Group CDO	: Group Chief Digital Officer
Group CSuO	: Group Chief Sustainability Officer
Group CCuO	: Group Chief Culture Officer
Group CBO	: Group Chief Branding Officer

(2) Aggregate compensation for directors and executive officers
Basic Policy for Executive Compensation
We, by resolution of the Compensation Committee, established the Basic Policy for Executive Compensation concerning the decision on compensation for each individual director, executive officer as defined in the Companies Act, deputy chairperson & executive officer, deputy president & executive officer and managing executive officer (the “Officers”).

■ **Basic Policy for Executive Compensation**

(Basic principle)

- Executive compensation shall be provided as compensation for the responsibilities assigned to, and the performance of, each of the Officers, and function as an incentive for each of the Officers to exercise their designated function to the fullest in our effort to realize management that contributes to value creation for various stakeholders and improve corporate value through continuous and stable corporate growth, based on our basic management policies under our Corporate Philosophy.

(Executive compensation system)

- Executive compensation for each of the Officers shall be determined based on a pre-determined executive compensation system.
- The executive compensation system shall include systems and rules related to, among other factors, payment compensation standards (standard amounts), structure (such as fixed and variable portions), form (such as cash or stocks) and timing (such as regular payment or payment at resignation).
- The executive compensation system shall be established in accordance with both domestic and foreign rules and guidelines concerning executive compensation.
- The executive compensation system shall reflect our economic and social environment as well as our medium- and long-term business performance, and we shall design our system appropriately by referring to such systems of other companies, including our competitors.

(Control)

- Part of an Officer’s executive compensation shall be provided on a deferred payment basis over multiple years in order to mitigate risks stemming from actions taken for short-term gains that are excessively risky or could compromise value creation for various stakeholders.
- We shall introduce, as necessary, measures to decrease or compel forfeiture of such deferred amounts or to compel forfeiture of, in whole or in part,

compensation already paid. In addition, we have established and maintain a separate compensation recovery policy called the "Recovery Policy for Executive Compensation" based on Section 303A.14 of the New York Stock Exchange Listed Company Manual.

(Governance)

- In order to effectively ensure objectivity, appropriateness and fairness with respect to executive compensation, the Compensation Committee shall determine the important relevant matters, such as this policy, the design of the executive compensation system and the executive compensation for each director and executive officer as defined in the Companies Act.
- All members of the Compensation Committee shall, in principle, be appointed from outside directors (or at least non-executive directors) and the Chairperson thereof shall be an outside director.

(Disclosure)

- In order to effectively ensure transparency with respect to executive compensation, this policy, the executive compensation system and the executive compensation decided upon shall be disclosed in a lawful, appropriate manner through suitable means.

Compensation system (fiscal year 2024)

Compensation for our Officers shall consist of Base Compensation and Incentive Compensation. Details of the compensation type, performance linkage, payment timing and payment method of each compensation type are shown in the chart below.

The proportion of each type of compensation for each of the Officers is determined according to the functions and responsibilities of each of the Officers and the proportion of Incentive Compensation is determined so as to maximize the proportion of the Group CEO's compensation. From the perspective of ensuring the effectiveness of the supervisory function, compensation for Non-executive officers responsible for management supervision shall, in principle, consist of only Base Compensation and Stock Compensation I, with respect to which the details of the payment is not changed due to, among other reasons, our business results, and such composition shall be, in principle, 85% and 15%, respectively.

Compensation type			Performance-linked or not (range)	Payment timing	Payment method	Example of composition of compensation: Executive officers responsible for business execution – Group CEO		Executive officers responsible for business execution – Group executive officers		Non-executive officers	
Base Compensation[1]			Not linked	Monthly	Cash	40%	40%	55%	55%	85%	85%
Incentive Compensation	Medium- to Long-term Incentive Compensation	Stock Compensation I[2]	Not linked	Time of resignation	Stock	5%	60%	5%	45%	15%	15%
		Stock Compensation II[3]	Linked (0–150%)	Deferred payment over three years starting the fiscal year after next	Stock	30%		17.5%			
	Short-term Incentive Compensation[4]		Linked (0–150%)	Lump sum in the next fiscal year[5]	Cash	25%		22.5%			

Incentive Compensation: Subject to malus and clawback[6]

1. Payment will be made monthly in cash in accordance with the roles and responsibilities of each of the Officers.
2. Payment in accordance with the roles and responsibilities of each of the Officers as an incentive to increase corporate value over the medium- to long-term and for other purposes.
3. Payment in accordance with level of achievement of financial indicators emphasized by the Mizuho Financial Group and evaluation of indicators related to stakeholders as an incentive to increase corporate value over the medium- to long-term and for other purposes.
4. Payment in accordance with level of achievement of financial indicators emphasized by the Mizuho Financial Group and the evaluation of individual performance as an incentive for fiscal year performance to increase corporate value.

5. Deferred payment over three years starting the fiscal year after next for payments above a certain amount.

6. A system has been adopted that enables malus (forfeiture of compensation remaining unpaid) and clawback (request for return of compensation) by resolution of the Compensation Committee depending on the performance of the group or the individual.

■ Matters regarding corporate performance-linked compensation and others

Stock Compensation II and Short-term Incentive Compensation, which are categorized as corporate performance-linked compensation and others, shall be determined by multiplying the base amount, which is determined based on the functions and responsibilities of each of the Officers, by a corporate performance-linked factor.

The corporate performance-linked factor for Stock Compensation II shall be determined by the Compensation Committee within the range of 0% to 150% based on target achievement rates for medium- to long-term performance indicators, with respect to which the evaluation axes are “Finance of Mizuho Financial Group,” “Customers,” “Economy and society” and “Employees.” For the medium-to long-term performance indicators, we selected “Consolidated ROE” (which indicates management efficiency), “Consolidated Net Business Profits + Net gains or losses related to ETFs and others” (which indicates the profitability of the core operations) and “Total Shareholder Return (TSR)” (which indicates overall shareholder returns), with respect to which the evaluation axis is “Finance of Mizuho Financial Group.” In addition, we selected, among others, “Sustainable finance amount” (which indicates the outcome of responding to capital demand for resolution of environmental and societal issues), “Assessments by ESG rating agencies” (which indicates the objective assessments of sustainability promotion structure) and “Engagement score” and “Inclusion score” (which indicate the status of human capital enhancement and corporate culture transformation), with respect to which the evaluation axes are “Customers,” “Economy and society” and “Employees.”

The corporate performance-linked factor for Short-term Incentive Compensation shall be determined by the Compensation Committee within the range of 0% to 150% based on the figure calculated by multiplying (i) the factor of the evaluation based on the target achievement rates for short-term performance indicators we selected, with respect to which the evaluation axis is “Finance of Mizuho Financial Group” (the “short-term performance indicators” and, along with the evaluation using such indicators, hereinafter the “evaluation of short-term performance indicators”) by (ii) the evaluation factor based on individual evaluation of each

Officer. For the short-term performance indicators, we selected the "Profit Attributable to Owners of Parent" (which is the final result of management's performance) and the "Gross Profit RORA" (which indicates the management's efficiency), with respect to which the evaluation axis is "Finance of Mizuho Financial Group." In addition, individual evaluation shall be conducted based on perspectives of evaluation to be set based on the functions and responsibilities of each of the Officers. In the case of the Group CEO, the factor of the evaluation of short-term performance indicators fluctuates within the range of 0% to 140%, the individual evaluation factor fluctuates within the range of 0% to 110%, and the evaluation factor for the short-term performance indicators and individual evaluation is capped at 150%.

Medium- to Long-term Incentive Compensation (Stock Compensation II)

Base amount × Evaluation of Medium- to Long-term performance indicators[1]

Evaluation axes	Performance indicators	Weight
Finance of Mizuho Financial Group	Consolidated ROE[2]	25%
	Consolidated Net Business Profits[3]	25%
	Total Shareholder Return (TSR)[4]	10%
Customers	Customer satisfaction[5] Sustainable finance amount[5] Assessments by ESG rating agencies[6] Climate-related initiatives[5] Engagement score[7] Inclusion score[7]	10%
Economy and society		10%
Employees		20%

Sustainability-related initiatives are reflected in evaluations: 40%

Relationship between achievement rate and evaluation factor
(Example for the Consolidated ROE)



Evaluation factor (%)
150
100
0
100
150 Achievement rate (%)

1. The Compensation Committee makes the final decision (maximum of 150%) based on target achievement rates for performance indicators considering the business environment and the existence of events that should be reflected individually
2. Excludes Net Unrealized Gains (Losses) on Other Securities.
3. Consolidated Net Business Profits + Net gains or losses related to ETFs and Others
4. Evaluated by means of relative comparison with other companies, including our competitors
5. Evaluated on the target achievement rates on related internal indicators
6. Evaluated by comparison with results of previous years and peers that have been assessed by four major ESG rating agencies (S&P Global, Sustainalytics, MSCI, and FTSE)
7. Evaluated on the target achievement rate for the positive response rate for four Staff Survey questions related to engagement and inclusion

Short-term Incentive Compensation

Base amount × Evaluation of short-term performance indicators[1] × Individual evaluation[1]

Evaluation of short-term performance indicators[1]

Evaluation axis	Performance indicators[3]	Weight
Finance of Mizuho Financial Group	Profit Attributable to Owners of Parent[2]	50%
	Gross Profit RORA[3]	50%

1. The Compensation Committee makes the final decision based on target achievement rates for performance indicators considering the business environment and the existence of events that should be reflected individually. Varies from 0–140% in the case of the Group CEO.
2. Profit Attributable to Owners of Parent
3. RORA: Return on Risk-weighted Assets

Individual evaluation[1]

Main evaluation perspectives (Group CEO example)

- Demonstrates leadership in improving the group's corporate culture and disseminating the group's Purpose and Code of Conduct
- Succession initiatives for the Group CEO and management team

1. The Compensation Committee makes the decision based on the evaluation perspectives, etc. Varies from 0–110% in the case of the Group CEO

Note: The evaluation factor for the short-term performance indicators and individual evaluation is capped at 150%

■ Matters regarding non-monetary compensation (Stock Compensation)

We have introduced a stock compensation system utilizing a trust (the "System"). The System operates through the Board Benefit Trust (BBT), in which our shares are acquired from the stock market through the trust with the fund we contribute to, which is to be provided to the Officers in accordance with the Rules of Distribution of Officer Shares stipulated. The System consists of Stock Compensation I and Stock Compensation II.

Stock Compensation I refers to the system in which a fixed number of shares is given to an Officer at the time of their resignation, which is determined by the functions and responsibilities of each of the Officers at the time. The system allows for a reduction or forfeiture of the compensation depending on the performance of the group or the individual.

Stock Compensation II is a system in which deferred payments over three years will be made in the form of shares determined in accordance with, among others, the target achievement rates with regard to the financial indicators and indicators related to stakeholders, which are emphasized by the Group to increase its corporate value over the medium- to long-term. The system allows for a reduction or forfeiture of the deferred compensation depending on the performance of the group or the individual.

Details of Stock Compensation paid or determined to be paid during the fiscal year 2024 under the System are described on page 116 and page 4 (Convocation Notice of the 23rd Ordinary General Meeting of Shareholders (Matters Omitted from the Documents to be Delivered to Shareholders Who Have Requested the Delivery of Documents in Paper Form)).

The voting rights pertaining to the shares owned by the trust shall not be exercised.

(Reference) Compensation system for the fiscal year 2025

The Compensation Committee has reviewed the compensation system for the fiscal year 2025, in order to further enhance incentive functions relating to realization of management that contributes to value creation for various stakeholders and improvement of medium- to long-term corporate value.

Specifically, in order to strengthen value sharing with shareholders, we have expanded the stock compensation ratio of the Officers responsible for business execution and have reviewed part of the method of determination of corporate performance-linked compensation.

Compensation type	Performance-linked or not	Payment standards	Payment timing	Payment method	Example of composition of compensation: The Officers responsible for business execution – Group CEO	Example of composition of compensation: The Officers responsible for business execution – Managing executive officers	Example of composition of compensation: Non-executive officers
Base Compensation	Not linked	Payment in accordance with the roles and responsibilities of each of the Officers	Monthly	Cash	36%	49%	85%
Stock Compensation I	Not linked	Payment in accordance with the roles and responsibilities of each of the Officers	Time of resignation	Stock	4%	4%	15%
Stock Compensation II	Linked	Base amount x Corporate performance-linked factor (0% to 150%)[1] Corporate performance-linked factor = Evaluation based on Profit[2] and others + Evaluation for which the evaluation axes are stakeholders in the table below	Deferred payment over three years starting the fiscal year after next	Stock	32%	24%	
Short-term Incentive Compensation	Linked	Base amount x Corporate performance-linked factor (0% to 150%)[1] Corporate performance-linked factor =Evaluation based on Profit[2] and others ± Individual evaluation	Lump sum in the next fiscal year[3]	Cash	28%	23%	

Table referred to under Stock Compensation II:

Evaluation axes	Main indicators	Weight
Shareholders	Consolidated ROE Total Shareholder Return (TSR)	50%
Customers Economy and society Employees	Customer satisfaction Sustainable finance amount Assessments by ESG rating agencies Climate-related initiatives Staff survey	50%

Stock Compensation I, Stock Compensation II and Short-term Incentive Compensation: Subject to malus and clawback[4]

1. The Compensation Committee makes the final decision considering the business environment and the existence of events that should be reflected individually.
2. Profit Attributable to Owners of Parent
3. Deferred payment over three years starting the fiscal year after next for payments above a certain amount.
4. A system has been adopted that enables malus (forfeiture of compensation remaining unpaid) and clawback (request for return of compensation) by resolution of the Compensation Committee depending on the performance of the group or the individual.

Compensation determination process

The Compensation Committee shall determine the executive compensation system, including the compensation system, taking into account the Basic Policy for Executive Compensation. In addition, in order to ensure fairness and objectivity concerning the compensation for each of the Officers, the Compensation Committee shall determine the compensation for each individual director and executive officer of Mizuho Financial Group as defined in the Companies Act and approve the compensation of each individual director of Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities (the "Three Core Companies").

Visual breakdown of the compensation determination process



Mizuho Financial Group
Compensation Committee
The Chairperson of the Compensation Committee shall be an outside director
All of the members of the Compensation Committee are outside directors (as of March 2025)
Determination of compensation
Directors and executive officers as defined in the Companies Act
President & CEO
Directors
Executive officers as defined in the Companies Act
Approval of compensation
Determination of compensation
Approval of compensation
Executive officers as defined in our internal regulations
Application for compensation
Application for compensation
Presidents
Presidents
Determination of compensation
Determination of compensation
Directors
Executive officers as defined in our internal regulations
Three Core Companies

Amounts of compensation

Aggregate amounts of compensation paid to directors and executive officers as defined in the Companies Act and numbers of such directors and executive officers as defined in the Companies Act

Shown below is the compensation of the directors and executive officers as defined in the Companies Act. The aggregate compensation paid to directors who concurrently served as executive officers as defined in the Companies Act is included in the below table under "Executive officers as defined in the Companies Act."

The compensation system for the fiscal year 2023 compensation is described on pages 122 and 123 of the Business Report for the 22nd Fiscal Year.
https://www.mizuhogroup.com/binaries/content/assets/pdf/mizuhoglobal/investors/financial-information/stock-information/meeting22_1_eng.pdf

■ Directors

	Compensation for FY2024				Compensation for FY2023			
	Base Compensation	Stock Compensation I	Other compensation		Short-term Incentive Compensation	Stock Compensation II	Other compensation	
	Monetary	Non-monetary	Monetary	Non-monetary	Monetary	Non-monetary	Monetary	Non-monetary
	Non-performance-linked	Non-performance-linked	Non-performance-linked	Non-performance-linked	Performance-linked	Performance-linked	Non-performance-linked	Non-performance-linked
Number of directors	11	10	11	None	None	None	1	1
Amount	253	57	0	None	None	None	28	31
(Number of shares)	None	(16)	None	None	None	None	None	(9)

■ Executive officers as defined in the Companies Act

	Compensation for FY2024				Compensation for FY2023			
	Base Compensation	Stock Compensation I	Other compensation		Short-term Incentive Compensation	Stock Compensation II	Other compensation	
	Monetary	Non-monetary	Monetary	Non-monetary	Monetary	Non-monetary	Monetary	Non-monetary
	Non-performance-linked	Non-performance-linked	Non-performance-linked	Non-performance-linked	Performance-linked	Performance-linked	Non-performance-linked	Non-performance-linked
Number of executive officers	20	20	20	None	20	20	None	None
Amount	376	81	1	None	240	234	None	None
(Number of shares)	None	(23)	None	None	None	(68)	None	None

Notes:

1. The amounts are indicated in units of one million yen and the numbers of shares are indicated in units of one thousand. Fractions are rounded down.
2. The number of directors under "Base Compensation" of the "Compensation for FY2024" column includes one director who retired on June 26, 2024. The number of executive officers under the "Compensation for FY2023" column includes three executive officers who resigned on April 1, 2024.
3. With respect to Stock Compensation I for the fiscal year 2024, the amounts given are obtained by multiplying the stock ownership points, granted by the Compensation Committee in July 2024 for the fiscal year 2024 based on the functions and responsibilities of each of the Officers (one (1) point translates into one (1) share of common stock of Mizuho Financial Group), by the book value of Mizuho

Financial Group stock (JPY 3,441.557 per share). Stock Compensation I is not linked to the performance of the group and shall be paid at the time of resignation.

4. The other compensation for the fiscal year 2024 includes condolence money premiums (group life insurance premiums paid by the group to the Officers as the insured party) and other premium subsidies.

5. The target and result of key indicators related to corporate performance-linked compensation and others for the fiscal year 2023 are as follows:

Indicator	Target set at the beginning of the fiscal year	Result
Consolidated ROE	7.0%	7.6%
Consolidated Net Business Profits + Net gains or losses related to ETFs and others	JPY 900 billion	JPY 1,005.8 billion
Profit Attributable to Owners of Parent	JPY 610 billion	JPY 678.9 billion

6. With respect to the Performance Payments, the amounts stated were decided by the Compensation Committee in July 2024 as the Short-term Incentive Compensation for the fiscal year 2023.

7. With respect to Stock Compensation II, the amounts given are obtained by multiplying the stock ownership points, granted by the Compensation Committee in July 2024 for the fiscal year 2023 based on the functions and responsibilities and performance of each of the Officers, by the book value of Mizuho Financial Group stock (JPY 3,441.557 per share). Stock Compensation II for the fiscal year 2023 is expected to be paid as deferred payments over three years from the fiscal year 2025.

8. With respect to the other compensation for the fiscal year 2023, the amount of fixed compensation paid in deferral is stated. The fixed compensation paid in deferral is a system whereby the decision to pay a portion of the fixed compensation is deferred and can be reduced or forfeited in accordance with the performance of Mizuho Financial Group and other factors.

9. Because the amount of corporate performance-linked compensation and others to be paid with respect to the fiscal year 2024 has not yet been determined at present, the aggregate compensation above does not include the amount of corporate performance-linked compensation and others; however, the necessary reserve is recorded for accounting purposes.

10. Since the Compensation Committee determines the executive compensation system, including the compensation system, taking into account the Basic Policy for Executive Compensation, we believe that the details of individual compensation for directors and executive officers as defined in the Companies Act are in line with the Basic Policy for Executive Compensation.

(3) Liability Limitation Agreement

Name	Summary of Liability Limitation Agreement
Yoshimitsu Kobayashi	Agreement pursuant to the provisions provided for in Article 427, Paragraph 1 of the Companies Act, which limits the liability provided for in Article 423, Paragraph 1 of the Companies Act to the greater of either (i) JPY 20 million or (ii) the amount prescribed by laws and regulations, provided that the outside director is bona fide and without gross negligence in performing their duty.
Ryoji Sato	
Takashi Tsukioka	
Kotaro Ohno	
Hiromichi Shinohara	
Izumi Kobayashi	
Yumiko Noda	
Takakazu Uchida	

(4) Matters related to Officers liability insurance contract

■ Scope of Insured

The directors, executive officers as defined in the Companies Act, auditors and executive officers as defined in our internal regulations, etc. of Mizuho Financial Group, Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., Mizuho Securities Co., Ltd., and Mizuho Research & Technologies, Ltd.

■ Summary of Officers liability insurance contract

Mizuho Financial Group has entered into an officers' liability insurance contract with an insurance company, as stipulated in Article 430-3, Paragraph 1 of the Companies Act, to create an environment that supports appropriate risk-taking by Officers without committing them to the possibility of being held liable for their actions. This insurance contract shall, if a claim for damages is made due to an act conducted by the insured based on his/her status as Officers as defined in the Companies Act of Mizuho Financial Group, provide compensation for any damages, litigation expenses or other expenses incurred by the insured. Provided, however, that if the insured (i) obtains illicit profits or benefits, (ii) intentionally violates laws and regulations or (iii) recognizes, before the commencement of the insurance period, a situation where a claim for damages may be made, the indemnity coverage shall not apply; therefore, measures are taken to ensure that the appropriateness of the execution of duties by Officers is not impaired. In addition, Mizuho Financial Group shall bear all insurance premiums and the insured shall not bear any insurance premiums.

(5) Attendance at meetings of the Board of Directors and Committees

(As of March 31, 2025)

Name	Board of Directors (13 meetings)	Nominating Committee (10 meetings)	Compensation Committee (7 meetings)	Audit Committee (18 meetings)	Risk Committee (7 meetings)	IT / Digital Transformation Committee (6 meetings)	Human Resources Review Meeting (4 meetings)
Yoshimitsu Kobayashi Chairperson of the Nominating Committee	13 meetings (100%)	10 meetings (100%)					4 meetings (100%)
Ryoji Sato Chairperson of the Audit Committee	13 meetings (100%)			18 meetings (100%)			
Takashi Tsukioka Chairperson of the Compensation Committee	13 meetings (100%)	10 meetings (100%)	7 meetings (100%)	5 meetings (100%)		6 meetings (100%)	4 meetings (100%)
Kotaro Ohno	13 meetings (100%)	10 meetings (100%)		18 meetings (100%)			4 meetings (100%)
Hiromichi Shinohara Chairperson of the IT / Digital Transformation Committee	13 meetings (100%)	10 meetings (100%)				6 meetings (100%)	4 meetings (100%)
Izumi Kobayashi Chairperson of the Board of Directors	13 meetings (100%)	10 meetings (100%)			7 meetings (100%)		4 meetings (100%)
Yumiko Noda	13 meetings (100%)		7 meetings (100%)		7 meetings (100%)		
Takakazu Uchida	10 meetings (100%)		6 meetings (100%)	13 meetings (100%)			
Seiji Imai	12 meetings (92%)						
Hisaaki Hirama Chairperson of the Risk Committee	13 meetings (100%)			18 meetings (100%)	7 meetings (100%)	6 meetings (100%)	
Masahiro Kihara Chairperson of the Human Resources Review Meeting	13 meetings (100%)						4 meetings (100%)
Hidekatsu Take	10 meetings (100%)						
Mitsuhiro Kanazawa	10 meetings (100%)						
Takefumi Yonezawa	10 meetings (100%)						

Note:

1. With respect to Messrs. Takakazu Uchida, Hidekatsu Take, Mitsuhiro Kanazawa and Takefumi Yonezawa,

the stated attendance at the meetings of the Board of Directors and the Committees is for those meetings that were held during the fiscal year 2024, after their appointment as directors of Mizuho Financial Group in June 2024. In addition, with respect to Mr. Takashi Tsukioka, the stated attendance at the meetings of the Audit Committee is for those meetings that were held during his term of office as a member of the Audit Committee from April 2024 to June 2024.

3. Matters regarding outside directors

(1) Concurrent offices and other details of outside directors

Details of major concurrent offices of outside directors are as described in the above “2. Matters regarding directors and executive officers, 1 Directors and executive officers.” Mizuho Financial Group has no relationships required to be stated with the organizations at which the outside directors hold major concurrent offices.

(2) Major activities of outside directors

The attendance of outside directors at meetings of the Board of Directors and relevant committees during the fiscal year 2024 is as described in the above “2. Matters regarding directors and executive officers, 5 Attendance at meetings of the Board of Directors and Committees.”

By leveraging their extensive experience, deep insights, and high level of expertise, outside directors proactively voiced useful opinions in the discussions on proposals, and provided necessary opinions and suggestions from a perspective independent from that of the management at the Board of Directors of Mizuho Financial Group and relevant committees.

Name	Term in office	Input at the Board of Directors meetings and other activities
Yoshimitsu Kobayashi	4 years, 9 months	By leveraging his broad experience as a senior executive and deep insight about the environment, society and corporate governance, as the Chairperson of the Nominating Committee he led discussions on the composition of the Board of Directors of Mizuho Financial Group and its subsidiaries, and other matters, with the aim of enhancing the group’s overall governance. In addition, at the Board of Directors meetings, he appropriately performed supervisory functions by, among other things, providing opinions and suggestions on topics such as the importance of effectively communicating, both internally and externally, Mizuho Financial Group’s strategy-based competitive advantage, and establishing effective reporting lines for internal control.

Name	Term in office	Input at the Board of Directors meetings and other activities
Ryoji Sato	4 years, 9 months	By leveraging his deep insight and high level of expertise in finance, accounting and internal control systems, backed by his experience as the Chief Executive Officer (CEO) of an audit firm and extensive experience as a certified public accountant, as the Chairperson of the Audit Committee he led discussions on various themes, such as strengthening of controls on a global basis and enhancement of internal audits. In addition, at the Board of Directors meetings, he appropriately performed supervisory functions by, among other things, providing opinions and suggestions on topics such as the risk management structure for rapid changes in the market environment and development of the skills of employees in internal audit departments.
Takashi Tsukioka	3 years, 9 months	By leveraging his extensive experience as a senior executive and deep insight in organizational management, as the Chairperson of the Compensation Committee he led discussions on the appropriateness and the ideal structure of the executive compensation system, as well as the assessment method of Incentive Compensation, and the like, taking into account the business environment of Mizuho Financial Group and economic trends, etc. In addition, at the Board of Directors meetings, he appropriately performed supervisory functions by, among other things, providing opinions and suggestions on improving engagement of employees both in Japan and overseas, as well as on internal and external communication as part of brand strategies.

Name	Term in office	Input at the Board of Directors meetings and other activities
Kotaro Ohno	1 year, 9 months	By leveraging his extensive experience in the legal profession and his deep insight and expertise in organizational management and corporate governance, he appropriately performed supervisory functions by, among other things, providing opinions and suggestions on the ideal structure of the evaluation of employees, taking into account the Purpose and Values; on the need for personnel exchanges between internal audit departments and other departments; on approaches to AI Initiatives Policy; and on improving engagement of employees who support business areas, including those in administrative and IT & Systems departments.
Hiromichi Shinohara	1 year, 9 months	By leveraging his extensive experience as a senior executive and his deep insight into technology, as the Chairperson of the IT / Digital Transformation Committee he led discussions on promoting DX, on IT reforms, on policies for important IT projects, on system risk management and on cybersecurity structure and other matters. In addition, at the Board of Directors meetings, he appropriately performed supervisory functions by, among other things, providing opinions and suggestions on the need for cross-departmental collaboration between business and IT & Systems areas, as well as for the maintenance of data aimed at business strategies; and on establishing plans to ensure the effectiveness of IT and DX.

Name	Term in office	Input at the Board of Directors meetings and other activities
Izumi Kobayashi	7 years, 9 months	By leveraging her extensive experience as a senior executive and her deep insight and expertise in the field of finance and global trends surrounding the business, at the Board of Directors meetings, she provides opinions and suggestions on investor engagement based on Mizuho Financial Group's strengths and on the initiatives with regard to the reduction of cross-shareholdings. In addition, as the Chairperson of the Board of Directors, she demonstrated her excellent skills in leading the administration of the Board of Directors and appropriately performed supervisory functions by, among other things, regularly and proactively communicating with both domestic and foreign officers and employees, including the President & Group CEO, full-time members of the Audit Committee and members of the Board of Directors of subsidiaries, as well as investors, etc., and revitalizing discussions at the Board of Directors meetings from a multifaceted perspective.
Yumiko Noda	1 year, 9 months	By leveraging her extensive experience as a senior executive and her deep insight in the fields of finance and sustainability at the Board of Directors meetings, she appropriately performed supervisory functions by, among other things, providing opinions and suggestions on the need to establish a unique competitive advantage based on the Purpose, to cultivate a culture of taking on challenges in light of the results of the staff survey and to raise employee awareness through messages from executives, as well as on the importance of diverse perspectives in the area of sustainability and the importance of communication with investors.

Name	Term in office	Input at the Board of Directors meetings and other activities
Takakazu Uchida	9 months	By leveraging his extensive experience as a CFO of a global corporation and his deep insight in corporate governance, finance and risk management, at the Board of Directors meetings, he appropriately performed supervisory functions by, among other things, providing opinions and suggestions on topics such as the enhancement of governance systems in and outside Japan, capital management, including in respect of Mizuho Financial Group’s shareholder return policy, the optimization of operations associated with the reorganization of group companies, the medium- to long-term need to establish a unique brand, and business continuity policies in light of the external business environment.

(3) Compensation for outside directors (for the fiscal year 2024)

	Compensation paid by Mizuho Financial Group				Compensation paid by subsidiary of Mizuho Financial Group
	Base Compensation	Stock Compensation I	Other compensation		None
	Monetary	Non-monetary	Monetary	Non-monetary	
	Non-performance-linked	Non-performance-linked	Non-performance-linked	Non-performance-linked	
Number of persons	9	8	9	None	None
Amount	142	28	0	None	None
(Number of shares)	None	(8)	None	None	None

Notes:

1. The amounts are indicated in units of one million yen and the numbers of shares are indicated in units of one thousand. Fractions are rounded down.
2. With respect to Stock Compensation I, the amounts given are obtained by multiplying the stock ownership points, granted by the Compensation Committee of Mizuho Financial Group in July 2024 for the fiscal year 2024 based on the functions and responsibilities of each of the Officers, (one (1) point translates into one (1) share of common stock of Mizuho Financial Group), by the book value of Mizuho Financial Group stock (JPY 3,441.557 per share). Stock Compensation I is not linked to the performance of the group and shall be paid at the time of resignation.
3. The other compensation includes condolence money premiums (group life insurance premiums paid by the group to the Officers as the insured party) and other premium subsidies.
4. Since the Compensation Committee determines the executive compensation system, including the compensation system, taking into account the Basic Policy for Executive Compensation, we believe that the details of individual compensation for outside directors as defined in the Companies Act are in line with the Basic Policy for Executive Compensation.

Other matters to consider

There are no matters to report that apply to the following sections: “Other important matters regarding the current state of the group,” “Indemnity agreements with directors and executive officers,” “Opinion of the outside directors,” “Liability limitation agreements with independent auditors,” “Indemnity agreements with independent auditors,” “Basic policy on the conduct of parties in control of financial and business policy decisions of the company,” “Matters concerning transactions with the parent company” and “Matters concerning accounting advisors (‘kaikei sanyo’).”

CONSOLIDATED BALANCE SHEET
AS OF MARCH 31, 2025

		Millions of yen
		As of March 31, 2025
Assets		
Cash and Due from Banks	¥	72,483,086
Call Loans and Bills Bought		688,473
Receivables under Resale Agreements		28,107,374
Guarantee Deposits Paid under Securities Borrowing Transactions		2,078,999
Monetary Claims Bought		3,932,427
Trading Assets		22,240,796
Money Held in Trust		632,025
Securities		34,307,574
Loans and Bills Discounted		94,108,757
Foreign Exchanges		2,237,879
Derivatives other than for Trading Assets		3,497,747
Other Assets		7,008,874
Tangible Fixed Assets		1,122,592
Buildings		332,093
Land		570,345
Lease Assets		20,968
Construction in Progress		61,297
Other Tangible Fixed Assets		137,887
Intangible Fixed Assets		808,897
Software		453,171
Goodwill		108,029
Lease Assets		11,419
Other Intangible Fixed Assets		236,277
Net Defined Benefit Asset		758,783
Deferred Tax Assets		237,630
Customers' Liabilities for Acceptances and Guarantees		9,824,242
Allowances for Loan Losses		(755,751)
Allowance for Investment Losses		(5)
Total Assets	¥	283,320,404
Liabilities		
Deposits	¥	158,746,762
Negotiable Certificates of Deposit		14,398,784
Call Money and Bills Sold		2,745,165
Payables under Repurchase Agreements		38,393,650
Guarantee Deposits Received under Securities Lending Transactions		1,604,389
Commercial Paper		2,138,133
Trading Liabilities		14,290,572
Borrowed Money		4,008,514
Foreign Exchanges		840,486
Short-term Bonds		724,118
Bonds and Notes		12,877,794
Due to Trust Accounts		950,946
Derivatives other than for Trading Liabilities		4,566,669
Other Liabilities		6,267,822
Reserve for Bonus Payments		224,246
Reserve for Variable Compensation		2,226
Net Defined Benefit Liability		68,259
Reserve for Director and Corporate Auditor Retirement Benefits		484
Reserve for Possible Losses on Sales of Loans		1,266
Reserve for Contingencies		22,542
Reserve for Reimbursement of Deposits		7,146
Reserve for Reimbursement of Debentures		19,965
Reserves under Special Laws		4,247
Deferred Tax Liabilities		21,155
Deferred Tax Liabilities for Revaluation Reserve for Land		47,059
Acceptances and Guarantees		9,824,242
Total Liabilities	¥	272,796,651

Millions of yen

		As of March 31, 2025
Net Assets		
Common Stock	¥	2,256,767
Capital Surplus		1,129,730
Retained Earnings		6,046,578
Treasury Stock		(9,462)
Total Shareholders' Equity		9,423,614
Net Unrealized Gains (Losses) on Other Securities		867,697
Deferred Gains (Losses) on Hedges		(465,204)
Revaluation Reserve for Land		98,680
Foreign Currency Translation Adjustments		398,783
Remeasurements of Defined Benefit Plans		119,654
Own Credit Risk Adjustments, Net of Tax		(1,014)
Total Accumulated Other Comprehensive Income		1,018,596
Stock Acquisition Rights		5
Non-controlling Interests		81,536
Total Net Assets		10,523,753
Total Liabilities and Net Assets	¥	283,320,404

CONSOLIDATED STATEMENT OF INCOME
FOR THE FISCAL YEAR ENDED MARCH 31, 2025

		Millions of yen
		For the fiscal year ended March 31, 2025
Ordinary Income	¥	9,030,374
Interest Income		6,000,202
Interest on Loans and Bills Discounted		2,739,320
Interest and Dividends on Securities		861,082
Interest on Call Loans and Bills Bought		20,981
Interest on Receivables under Resale Agreements		801,353
Interest on Securities Borrowing Transactions		53,453
Interest on Due from Banks		951,617
Other Interest Income		572,394
Trust Fees		62,288
Fee and Commission Income		1,115,433
Trading Income		1,047,459
Other Operating Income		394,573
Other Ordinary Income		410,417
Recovery of Written-off Claims		10,698
Other		399,718
Ordinary Expenses		7,862,233
Interest Expenses		4,954,945
Interest on Deposits		1,690,300
Interest on Negotiable Certificates of Deposit		494,833
Interest on Call Money and Bills Sold		16,426
Interest on Payables under Repurchase Agreements		1,843,925
Interest on Securities Lending Transactions		39,037
Interest on Commercial Paper		65,808
Interest on Borrowed Money		60,493
Interest on Short-term Bonds		2,299
Interest on Bonds and Notes		404,367
Other Interest Expenses		337,452
Fee and Commission Expenses		208,639
Other Operating Expenses		535,969
General and Administrative Expenses		1,840,702
Other Ordinary Expenses		321,975
Provision for Allowance for Loan Losses		36,164
Other		285,811
Ordinary Profits		1,168,141
Extraordinary Gains		58,371
Gains on Disposition of Fixed Assets		36,367
Gains on Cancellation of Employee Retirement Benefit Trust		12,396
Accumulation (Amortization) of Unrecognized Prior Service Cost		9,015
Other Extraordinary Gains		592
Extraordinary Losses		36,428
Losses on Disposition of Fixed Assets		12,692
Losses on Impairment of Fixed Assets		23,270
Other Extraordinary Losses		465
Profit before Income Taxes		1,190,084
Income Taxes:		
Current		301,525
Deferred		(108)
Total Income Taxes		301,416
Profit		888,667
Profit Attributable to Non-controlling Interests		3,234
Profit Attributable to Owners of Parent	¥	885,433

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS FOR THE FISCAL YEAR ENDED MARCH 31, 2025

Millions of yen

	Shareholders' Equity				
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders' Equity
Balance as of the beginning of the period	2,256,767	1,129,730	5,538,891	(9,402)	8,915,987
Changes during the period					
Cash Dividends			(304,603)		(304,603)
Profit Attributable to Owners of Parent			885,433		885,433
Repurchase of Treasury Stock				(102,921)	(102,921)
Disposition of Treasury Stock		2		2,861	2,864
Cancellation of treasury shares		(99,999)		99,999	—
Transfer from Revaluation Reserve for Land			26,853		26,853
Transfer from retained earnings to capital surplus		99,996	(99,996)		—
Net Changes in Items other than Shareholders' Equity					
Total Changes during the period	—	(0)	507,686	(59)	507,626
Balance as of the end of the period	2,256,767	1,129,730	6,046,578	(9,462)	9,423,614

	Accumulated Other Comprehensive Income							Stock Acquisition Rights	Non-Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains (Losses) on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Own credit risk adjustments, net of tax	Total Accumulated Other Comprehensive Income			
Balance as of the beginning of the period	929,815	(298,280)	126,879	344,250	214,337	(452)	1,316,550	5	79,591	10,312,135
Changes during the period										
Cash Dividends										(304,603)
Profit Attributable to Owners of Parent										885,433
Repurchase of Treasury Stock										(102,921)
Disposition of Treasury Stock										2,864
Cancellation of treasury shares										—
Transfer from Revaluation Reserve for Land										26,853
Transfer from retained earnings to capital surplus										—
Net Changes in Items other than Shareholders' Equity	(62,117)	(166,924)	(28,199)	54,533	(94,683)	(562)	(297,954)	—	1,944	(296,009)
Total Changes during the period	(62,117)	(166,924)	(28,199)	54,533	(94,683)	(562)	(297,954)	—	1,944	211,617
Balance as of the end of the period	867,697	(465,204)	98,680	398,783	119,654	(1,014)	1,018,596	5	81,536	10,523,753

NON-CONSOLIDATED BALANCE SHEET
AS OF MARCH 31, 2025

		Millions of yen
		As of March 31, 2025
Assets		
Current Assets		
Cash and Due from Banks	¥	36,122
Prepaid Expenses		5,398
Current Portion of Long-term Loans to Subsidiaries and Affiliates		318,162
Other Current Assets		114,294
Total Current Assets		473,977
Fixed Assets		
Tangible Fixed Assets		47,762
Buildings		15,293
Equipment		263
Land		32,125
Construction in Progress		31
Other Tangible Fixed Assets		48
Intangible Fixed Assets		20,815
Trademarks		0
Software		18,871
Other Intangible Fixed Assets		1,943
Investments		16,188,875
Investment Securities		9
Investments in Subsidiaries and Affiliates		5,984,054
Long-term Loans to Subsidiaries and Affiliates		10,145,501
Long-term Prepaid Expenses		102
Prepaid Pension Cost		36,592
Other Investments		22,615
Total Fixed Assets		16,257,453
Total Assets	¥	16,731,431
Liabilities		
Current Liabilities		
Short-term Borrowings	¥	530,000
Accounts Payable		13,553
Accrued Expenses		91,274
Accrued Corporate Taxes		996
Deposits Received		1,505
Unearned Income		101
Reserve for Bonus Payments		2,541
Reserve for Variable Compensation		1,106
Current portion of Bonds and Notes Payable		213,162
Current portion of Long-term Borrowings		15,000
Total Current Liabilities		869,241
Non-Current Liabilities		
Bonds and Notes		9,526,501
Long-term Borrowings		195,000
Deferred Tax Liabilities		1,740
Reserve for Employee Retirement Benefits		13,537
Other Non-Current Liabilities		17,991
Total Non-Current Liabilities		9,754,769
Total Liabilities	¥	10,624,011
Net Assets		
Shareholders' Equity		
Common Stock	¥	2,256,767
Capital Surplus		
Capital Reserve		1,196,659
Total Capital Surplus		1,196,659
Retained Earnings		
Appropriated Reserve		4,350
Other Retained Earnings		2,656,803
Retained Earnings Brought Forward		2,656,803
Total Retained Earnings		2,661,153
Treasury Stock		(7,222)
Total Shareholders' Equity		6,107,357
Valuation and Translation Adjustments		
Net Unrealized Gains (Losses) on Other Securities, net of Taxes		57
Total Valuation and Translation Adjustments		57
Stock Acquisition Rights		5
Total Net Assets		6,107,420
Total Liabilities and Net Assets	¥	16,731,431

NON-CONSOLIDATED STATEMENT OF INCOME FOR THE FISCAL YEAR ENDED MARCH 31, 2025

		Millions of yen
		For the fiscal year ended March 31, 2025
Operating Income		
Cash Dividends Received from Subsidiaries and Affiliates	¥	537,501
Fee and Commission Income Received from Subsidiaries and Affiliates		56,907
Total Operating Income		594,409
Operating Expenses		
General and Administrative Expenses		65,672
Total Operating Expenses		65,672
Operating Profits		528,736
Non-Operating Income		
Interest on Loans		269,328
Other Non-Operating Income		1,976
Total Non-Operating Income		271,304
Non-Operating Expenses		
Interest Expenses		4,023
Interest on Bonds		256,186
Bond Issuance Expenses		7,084
Other Non-Operating Expenses		2,824
Total Non-Operating Expenses		270,118
Ordinary Profits		529,922
Extraordinary Gains		
Gains on Disposition of Investments in Affiliates		1,712
Gains on Liquidation of Investments in Affiliates		852
Accumulation (Amortization) of Unrecognized Prior Service Cost		662
Total Extraordinary Gains		3,227
Extraordinary Losses		
Losses on Disposition of Fixed Assets		63
Total Extraordinary Losses		63
Profit before Income Taxes		533,086
Income Taxes:		
Current		1,028
Deferred		(761)
Total Income Taxes		266
Profit	¥	532,820

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS FOR THE FISCAL YEAR ENDED MARCH 31, 2025

Millions of yen

	Shareholders' Equity								
	Common Stock	Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders' Equity
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings		
						Retained Earnings Brought Forward			
Balance as of the beginning of the period	2,256,767	1,196,659	0	1,196,660	4,350	2,528,582	2,532,932	(7,443)	5,978,916
Changes during the period									
Cash Dividends						(304,603)	(304,603)		(304,603)
Profit						532,820	532,820		532,820
Repurchase of Treasury Stock								(101,907)	(101,907)
Disposition of Treasury Stock			2	2				2,129	2,131
Cancellation of Treasury Shares			(99,999)	(99,999)				99,999	—
Transfer from Retained Earnings to Capital Surplus			99,996	99,996		(99,996)	(99,996)		—
Net Changes in Items other than Shareholders' Equity									
Total Changes during the period	—	—	(0)	(0)	—	128,220	128,220	221	128,440
Balance as of the end of the period	2,256,767	1,196,659	—	1,196,659	4,350	2,656,803	2,661,153	(7,222)	6,107,357

	Valuation and Translation Adjustments	Stock Acquisition Rights	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities, net of Taxes		
Balance as of the beginning of the period	60	5	5,978,982
Changes during the period			
Cash Dividends			(304,603)
Profit			532,820
Repurchase of Treasury Stock			(101,907)
Disposition of Treasury Stock			2,131
Cancellation of Treasury Shares			—
Transfer from Retained Earnings to Capital Surplus			—
Net Changes in Items other than Shareholders' Equity	(3)	—	(3)
Total Changes during the period	(3)	—	128,437
Balance as of the end of the period	57	5	6,107,420

[Translation]

Independent Auditor's Report

May 14, 2025

The Board of Directors
Mizuho Financial Group, Inc.

Ernst & Young ShinNihon LLC
Tokyo, Japan

Noboru Miura
Designated Engagement Partner
Certified Public Accountant

Kenjiro Tsumura
Designated Engagement Partner
Certified Public Accountant

Takahiro Fujimoto
Designated Engagement Partner
Certified Public Accountant

Tatsuya Nakamura
Designated Engagement Partner
Certified Public Accountant

Audit opinion

Pursuant to Article 444, Paragraph 4 of the Companies Act, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets and the notes to the consolidated financial statements of Mizuho Financial Group, Inc. (the "Company") applicable to the fiscal year from April 1, 2024 throughout March 31, 2025.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position and results of operations of the Mizuho Financial Group, Inc. and its consolidated subsidiaries, applicable to the fiscal year ended March 31, 2025 in accordance with accounting principles generally accepted in Japan.

Basis for the audit opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in Auditor's Responsibility for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company and its consolidated subsidiaries in accordance with the ethical requirements that are relevant to our audit of the financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Information

The other information comprises business report and the supplemental schedule. Management is responsible for the preparation and disclosure of the other information. In addition, the Audit Committee is responsible for overseeing the Officers and Directors' execution of duties relating to the design and operating effectiveness of the controls over the Group's reporting process of the other information.
Our audit opinion on the consolidated financial statements does not cover the other information, and we do not provide an opinion on the other information.
In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.
If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.
We have nothing to report in this regard.

Management's and the Audit Committee's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, management is responsible for assessing the Group's ability to continue as a going concern and disclosing, as required by accounting principles generally accepted in Japan, matters related to going concern.
The audit committee is responsible for monitoring the execution of duties by executive officers and directors in the development and operation of financial reporting processes

Auditor's Responsibility for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate they could reasonably be expected to influence the economic decisions of users taken on the basis of the consolidated financial statements.
As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
・Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.
・In making those risk assessments, we consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the purpose of the audit of the consolidated financial statements is not expressing an opinion on the effectiveness of the Group's internal control.
・Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
・Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or

conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

・Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation in accordance with accounting principles generally accepted in Japan.

・Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Company and its consolidated subsidiaries as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the group audit. We remain solely responsible for our audit opinion.

We communicate with the audit committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the audit committee with a statement that we have complied with the ethical requirements regarding independence that are relevant to our audit of the financial statements in Japan, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied to reduce threats to an acceptable level.

Conflicts of Interest

We have no interest in the Company and its consolidated subsidiaries which should be disclosed in accordance with the Certified Public Accountants Act.

【Notes to the Readers of Independent Auditor's Report】

This is an English translation of the Independent Auditor's Report as required by the Companies Act of Japan for the conveniences of the reader.

[Translation]

Independent Auditor's Report

May 14, 2025

The Board of Directors
Mizuho Financial Group, Inc.

Ernst & Young ShinNihon LLC
Tokyo, Japan

Noboru Miura
Designated Engagement Partner
Certified Public Accountant

Kenjiro Tsumura
Designated Engagement Partner
Certified Public Accountant

Takahiro Fujimoto
Designated Engagement Partner
Certified Public Accountant

Tatsuya Nakamura
Designated Engagement Partner
Certified Public Accountant

Audit opinion

Pursuant to Article 436, Section 2, Paragraph 1 of the Companies Act, we have audited the accompanying non-consolidated financial statements, which comprise the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets, the notes to the non-consolidated financial statements and the related supplementary schedules ("Financial Statements, etc."), of Mizuho Financial Group, Inc. (the "Company") applicable to the 23nd fiscal year from April 1, 2024 throughout March 31, 2025.
In our opinion, the Financial Statements, etc. referred to above present fairly, in all material respects, the financial position and results of operations of Mizuho Financial Group, Inc. applicable to the 23nd fiscal year ended March 31, 2025 in accordance with accounting principles generally accepted in Japan.

Basis for the audit opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor's Responsibility for the Audit of the Financial Statements, etc. section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the Financial Statements, etc. in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Information

The other information comprises business report and the supplemental schedule. Management is responsible for the preparation and disclosure of the other information. In addition, the Audit Committee is responsible for overseeing the Officers and Directors' execution of duties relating to the design and operating effectiveness of the controls over the Group's reporting process of the other information.
Our audit opinion on the non-consolidated financial statements does not cover the other information, and we do not provide an opinion on the other information.
In connection with our audit of the non-consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the non-consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.
If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.
We have nothing to report in this regard.

Management's and the Audit Committee's Responsibility for the Financial Statements, etc.

Management is responsible for the preparation and fair presentation of the Financial Statements, etc. in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the Financial Statements, etc. that are free from material misstatement, whether due to fraud or error.
In preparing the Financial Statements, etc., management is responsible for assessing the Company's ability to continue as a going concern and disclosing, as required by accounting principles generally accepted in Japan, matters related to going concern.
The audit committee is responsible for monitoring the execution of duties by executive officers and directors in the development and operation of financial reporting processes.

Auditor's Responsibility for the Audit of the Financial Statements, etc.

Our objectives are to obtain reasonable assurance about whether the Financial Statements, etc. as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate they could reasonably be expected to influence the economic decisions of users taken on the basis of the Financial Statements, etc..
As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
・Identify and assess the risks of material misstatement of the Financial Statements, etc., whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.
・In making those risk assessments, we consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the purpose of the audit of the Financial Statements, etc. is not expressing an opinion on the effectiveness of the Company's internal control.
・Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
・Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern.

If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Financial Statements, etc. or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

・Evaluate the overall presentation, structure and content of the Financial Statements, etc., including the disclosures, and whether the Financial Statements, etc. represent the underlying transactions and events in a manner that achieves fair presentation in accordance with accounting principles generally accepted in Japan.

We communicate with the audit committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the audit committee with a statement that we have complied with the ethical requirements regarding independence that are relevant to our audit of the Financial Statements, etc. in Japan, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied to reduce threats to an acceptable level.

Conflicts of Interest

We have no interest in the Company which should be disclosed in accordance with the Certified Public Accountants Act.

【Notes to the Readers of Independent Auditor's Report】

This is an English translation of the Independent Auditor's Report as required by the Companies Act of Japan for the conveniences of the reader.

[Translation]

Audit Report

The Audit Committee audited the performance of duties of Mizuho Financial Group's directors and executive officers as defined in the Companies Act during the 23rd fiscal year since founding (from April 1, 2024 to March 31, 2025) and hereby reports the auditing method and the results thereof as follows:

1. Auditing method and details thereof

The Audit Committee periodically received from the directors and the executive officers as defined in the Companies Act, employees, and other related persons, reports on the content of resolutions made by the Board of Directors regarding the matters as enumerated in (b) through (e) of Article 416, Paragraph 1, Item (i) of the Companies Act and the status of (i) the establishment of systems that have been developed in compliance of such resolutions (internal control system) and (ii) the management thereof and, when necessary, requested explanations regarding such reports and expressed our opinions, in addition to which the Audit Committee conducted audits using the following methods.

(i) In accordance with the auditing policy established by the Audit Committee and the assignment of the duties of each member of the Audit Committee and other related matters, the Audit Committee, working closely with the Internal Audit Group, attended important meetings; received from the directors, the executive officers as defined in the Companies Act, and other related persons, reports on the matters regarding the performance of their duties and, when necessary, requested explanations regarding such reports; inspected important authorized documents and associated information; and examined the business and financial position of Mizuho Financial Group. As for Mizuho Financial Group's subsidiaries, the Audit Committee has communicated and shared information with the directors and corporate auditors and other related persons of these subsidiaries and, when necessary, received reports from the subsidiaries regarding their businesses.

(ii) The Audit Committee monitored and examined whether the independent auditors maintain their independence and carry out audits in an appropriate manner. The Audit Committee received from the independent auditors reports on the performance of their duties and, when necessary, requested explanations regarding those reports. The Audit Committee also received notification from the independent auditors to the effect that the Audit Committee had developed the structure for ensuring appropriate execution of the duties of the independent auditors (as enumerated in each item of Article 131 of the Company Calculation Regulations) in accordance with the "Quality Control Standards for Audits" (Business Accounting Council) and other applicable standards. When necessary, the Audit Committee requested explanations on such notifications.

Based on the foregoing method, the Audit Committee reviewed the Business Report, the supplementary schedules thereto, the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets and notes to the consolidated financial statements), the non-consolidated financial statements (non-

consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of changes in net assets and notes to the non-consolidated financial statements), and the supplementary schedules to the non-consolidated financial statements for the 23rd fiscal year.

2. Audit results

(1) Audit results on the Business Report

A. In our opinion, the Business Report and the supplementary schedules fairly represent Mizuho Financial Group's condition in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of Mizuho Financial Group.

B. With regard to the execution of duties by the directors and the executive officers as defined in the Companies Act, we have found no evidence of misconduct or material facts in violation of the applicable laws and regulations of Japan or the Articles of Incorporation of Mizuho Financial Group in the course of their execution of duties.

C. In our opinion, the content of the resolutions of the Board of Directors regarding the internal control systems is appropriate.
With respect to the internal control systems, we have not found anything to be pointed out regarding the content of the Business Report nor the performance of duties by the directors and the executive officers as defined in the Companies Act.

(2) Results of audit of the consolidated financial statements
In our opinion, the method and results of the audit employed and rendered by Ernst & Young ShinNihon LLC, the independent auditors, are fair and reasonable.

(3) Results of audit of the non–consolidated financial statements and supplementary schedules thereto
In our opinion, the method and results of the audit employed and rendered by Ernst & Young ShinNihon LLC, the independent auditors, are fair and reasonable.

May 14, 2025

Audit Committee, Mizuho Financial Group, Inc.
Ryoji Sato, Member of the Audit Committee
Kotaro Ohno, Member of the Audit Committee
Takakazu Uchida, Member of the Audit Committee
Hisaaki Hirama, Member of the Audit Committee

Note: Messrs. Ryoji Sato, Kotaro Ohno and Takakazu Uchida, the members of the Audit Committee, are "outside directors" as provided for in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

[End of Document]

Reference

Progress on the sales of cross-shareholdings

- Accelerate sales of cross-shareholdings from FY2025, aiming to sell JPY 350B or more in book value over the next 3 years
- Additionally reduce JPY 200B in deemed cross-shareholdings to take total market value below 20% of Net Assets over the next 3 years



Acquisition value (JPY T)
1.96
1.41
0.99
0.91
0.81
5-year business plan
JPY -450B
Mar-19 - Mar-24
Previous target
JPY -300B
Mar-23 - Mar-26
New Target
JPY -350B
or more
Mar-25 - Mar-28
Mar-23 - Mar-25
Sales only: JPY 186.1B
Incl. sales accepted:
JPY 227.4B
Reduce to
approx. half
in 3 years
Mar-15
Mar-19
Mar-23
Mar-24
Mar-25
Mar-28

Reduction outcome & plans

(JPY B)

	Mar-15 - Mar-25	Mar-25 - Mar-28
Listed stocks	-1,100.6	-350 or more
Deemed holdings	-923.4	-200 (outlook)

Total market value vs Net Assets



Mar-25
29.2%
Increase in line
with stock market
performance
20%
Less than
20%*
Mar-19
Mar-23
Mar-25
Mar-28

* Movement on and after March 2025 is for illustrative purposes only. Includes deemed cross-shareholdings as published in the Annual Securities Report. Assuming no change in Net Assets or stock prices from Mar. 25.

Shareholdings

(i) Criteria for and view on classification of investment shares

Investment shares held for the purpose of investment are held solely to profit from changes in the value of shares or dividends on shares.

Investment shares held for purposes other than investment are those held with an aim to maintain and enhance operational and business relationships with and support recovery of the relevant share issuers, as well as to promote the group's business strategy.

The status of shareholdings in respect of the investment shares held for purposes other than investment by Mizuho Bank, Ltd., the amount of the investment shares held by which is the largest amount among those held by our consolidated companies in the fiscal year 2024, is as stated in (ii) b and (ii) c below.

(ii) Investment shares held for purposes other than investment

a. Shareholding policy and methods to assess rationality of shareholdings and details of assessment by Board of Directors and committees of the appropriateness of each shareholding

Policy regarding Mizuho Financial Group's cross-shareholdings of other listed companies.

As a basic policy, unless we consider these holdings to be meaningful, Mizuho Financial Group and the Three Core Companies (Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd.) will not hold the shares of other companies as cross-shareholdings. This reflects factors including the changes in the environment surrounding Japan's Corporate Governance Code and the potential impact on our financial position associated with stock market volatility risk.

We consider cross-shareholdings to be meaningful if they contribute to the maintenance and improvement of the corporate value of issuers and the group based on the issuers' growth potential, outlook or recovery perspectives or as a result of studies on present and future economic feasibility and profitability.

We will regularly and continually examine whether shares held as cross-shareholdings are meaningful, and we will dispose of holdings determined to be deficient in meaning with due regard to the impact on the market and other matters requiring consideration. Even if it is significantly meaningful, we will strive to reduce the holdings through dialogue with the issuing companies.

Process for assessing whether cross-shareholding is meaningful.

Taking into account our Policy Regarding Mizuho Financial Group's Cross-shareholdings of Other Listed Companies, we assess whether cross-shareholding is meaningful using the process outlined below.



Quantitative Assessment
Comprehensive Assessment
Profitability of shareholding per client
Meet the threshold
Fail to meet the threshold
Consider the potential for improvement in profitability
Holdings considered as meaningful
Negotiate to improve profitability
Negotiate sale of holdings (sale of all shares or partial sale)
Regularly monitor progress

Quantitative Assessment Criteria

- We determine a holding to be meaningful when the ratio between Total Profit (after deducting credit costs, expenses, funding costs, etc.) and Risk Capital associated with the client exceeds the hurdle rate established based on the cost of capital (cost of capital + other factors)

Comprehensive Assessment Criteria

- Whether it is possible to improve profitability and to meet the profitability threshold through dialogue with the client
- Consideration is given to certain circumstances, such as the case where clients are undergoing corporate recovery.

We will continue to hold the shares of clients if those shares meet a certain profitability threshold based on a quantitative assessment. However, in light of factors including the changes in the environment surrounding Japan’s Corporate Governance Code and the potential impact on our financial position associated with stock market volatility risk, we will strive to reduce the holdings through dialogue with our clients.

For those shares that also classified as “Negotiate to improve profitability” based on a comprehensive assessment, we will draw on our relationship of trust with the client in order to engage with them in constructive dialogue. If improvements in profitability can be made as a result, we will continue to hold the shares, but if improvement is not possible, we will negotiate with the client regarding the sale of the shares.

We periodically confirm the status of negotiations for the sale of cross-shareholdings and client efforts to improve profitability. Additionally, once per year at a meeting of the Board of Directors, we conduct an assessment of whether it is meaningful to maintain shares of each of the stocks listed in Japan that we are holding.

As a result of the assessment of cross-shareholdings based on the threshold effective at the end of March 2024, approximately 30% of the stocks listed in Japan that we held (JPY 916.9 billion in total as of the end of March 2024; acquisition cost basis) did not meet the threshold for continued holding. The results of the assessment may vary based on our business relationship with the client, the market environment and other factors at the time of assessment, but we will continue to work steadily to reduce our cross-shareholdings.

b. Number of issues and amount registered in the balance sheet

	Number of issues	Total amount registered in the balance sheet (JPY million)
Shares of listed companies*	693	2,385,471
Shares of unlisted companies*	937	514,202

Note: Shares held for purposes other than investment include JPY 430,405 million of investments in transition areas, digital innovation areas and value co-creation areas, investments in line with the business strategy, such as quasi-equity financing support, and investments for recovery support.

Number of issues whose number of shares increased in the fiscal year 2024

	Number of issues	Total acquisition cost for increased shares (JPY million)	Reason for increase in number of shares
Shares of listed companies	1	3,790	Cancellation of Employee Retirement Benefit Trust
Shares of unlisted companies	25	223,065	Promotion of the group's business strategy and recovery support

Number of issues whose number of shares decreased in the fiscal year 2024

	Number of issues	Total sale amount of decreased shares (JPY million)
Shares of listed companies	166	313,208
Shares of unlisted companies	35	12,293

c. Information on specified investment shares and deemed holdings of shares, including the number of shares and amount registered in the balance sheet of each issue

The quantitative effects of the shareholdings are not described for all of the following issues due to the difficulties in describing some of them from the viewpoint of

confidentiality for certain transactions and other matters. The rationality of the shareholding is assessed based on the process for assessing whether cross-shareholding is meaningful.

"—" indicates that we do not hold the relevant issues. "*" indicates that information is omitted given that the amount registered in the balance sheet or the market value at the end of the fiscal year of the relevant issue is 1/100 or less of our share capital and that the relevant issues do not fall into the top 60 issues in terms of the amount registered in the balance sheet or the market value at the end of the fiscal year.

The "Whether issuer of shares holds our shares" column indicates whether the relevant issuer of shares holds shares of Mizuho Financial Group, Inc.

(Specified investment shares)

Issues (issuers of shares)	FY2024	FY2023	Purpose of the shareholding, summary of business alliance, quantitative effects of the shareholding and reason for increase in number of shares	Whether issuer of shares holds our shares
	Number of shares	Number of shares		
	Total amount registered in the balance sheet (JPY million)	Total amount registered in the balance sheet (JPY million)		
ITOCHU Corporation	31,200,000	31,200,000	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	No
	215,311	201,739		
East Japan Railway Company	39,000,000	39,000,000	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	115,128	113,841		
Canon Inc.	22,558,173	22,558,173	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	104,782	101,534		
AEON Co., Ltd.	23,914,700	23,914,700	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	89,680	85,973		
Central Japan Railway Company	28,757,500	28,757,500	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	82,073	107,150		
Marubeni Corporation	30,000,000	30,000,000	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	71,385	78,870		
Dai-ichi Life Holdings, Inc.	56,000,000	28,000,000	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the insurance fields, with the issuer, and comprehensive business relationships with the issuer. Number of shares increased due to stock split.	No
	63,448	107,884		

Issues (issuers of shares)	FY2024	FY2023	Purpose of the shareholding, summary of business alliance, quantitative effects of the shareholding and reason for increase in number of shares	Whether issuer of shares holds our shares
	Number of shares	Number of shares		
	Total amount registered in the balance sheet (JPY million)	Total amount registered in the balance sheet (JPY million)		
Kubota Corporation	25,347,500	31,506,000	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	46,411	75,110		
MITSUI & CO., LTD.	13,389,036	6,694,518	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer. Number of shares increased due to stock split.	Yes
	37,482	47,571		
NIPPON STEEL CORPORATION	11,046,666	11,046,666	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	35,294	40,519		
Daifuku Co., Ltd.	9,265,057	9,265,057	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	33,743	33,205		
YASKAWA Electric Corporation	8,100,856	8,100,856	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	30,216	51,383		
Tokyo Century Corporation	18,752,120	18,752,120	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the leasing business fields, with the issuer, and comprehensive business relationships with the issuer.	Yes
	27,406	29,759		
SUBARU CORPORATION	10,078,909	10,078,909	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	26,658	34,752		
Kawasaki Kisen Kaisha, Ltd.	12,694,020	14,266,920	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	No
	25,686	28,861		
The Kansai Electric Power Company, Incorporated	12,377,966	12,377,966	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	21,939	27,163		
SUZUKI MOTOR CORPORATION	12,000,000	12,000,000	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	21,720	20,862		

Issues (issuers of shares)	FY2024	FY2023	Purpose of the shareholding, summary of business alliance, quantitative effects of the shareholding and reason for increase in number of shares	Whether issuer of shares holds our shares
	Number of shares	Number of shares		
	Total amount registered in the balance sheet (JPY million)	Total amount registered in the balance sheet (JPY million)		
SEIBU HOLDINGS INC.	6,409,800	7,114,800	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	No
	21,165	17,235		
The Yokohama Rubber Co., Ltd.	6,093,250	6,130,050	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	20,972	24,679		
YAMATO HOLDINGS CO., LTD.	10,247,442	10,247,442	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	20,100	22,113		
Kawasaki Heavy Industries, Ltd.	2,239,412	*	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	19,993	*		
Keisei Electric Railway Co., Ltd.	14,595,087	4,865,029	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer. Number of shares increased due to stock split.	Yes
	19,666	29,963		
Nippon Sanso Holdings Corporation	4,332,847	4,332,847	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	No
	19,558	20,572		
Murata Manufacturing Co., Ltd.	8,456,122	24,892,122	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	19,495	70,295		
DAIKIN INDUSTRIES, LTD.	1,200,000	1,200,000	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	19,368	24,720		
JFE Holdings, Inc.	9,776,680	9,776,680	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	No
	17,886	24,832		
DAIWA HOUSE INDUSTRY CO., LTD.	3,500,854	3,500,854	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	17,287	15,851		
TOKYU CORPORATION	9,906,415	9,906,415	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	16,692	18,267		

Issues (issuers of shares)	FY2024	FY2023	Purpose of the shareholding, summary of business alliance, quantitative effects of the shareholding and reason for increase in number of shares	Whether issuer of shares holds our shares
	Number of shares	Number of shares		
	Total amount registered in the balance sheet (JPY million)	Total amount registered in the balance sheet (JPY million)		
Nisshin Seifun Group Inc.	9,447,048	10,447,048	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	16,348	21,933		
Mitsui O.S.K. Lines, Ltd.	3,150,000	4,200,000	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	16,342	19,362		
Dai Nippon Printing Co., Ltd.	7,666,600	5,706,600	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer. Number of shares increased due to stock split.	Yes
	16,249	26,655		
Isuzu Motors Limited	7,965,705	7,965,705	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	No
	16,062	16,369		
NISSIN FOODS HOLDINGS CO., LTD.	5,061,000	5,061,000	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	15,451	21,256		
Tosoh Corporation	7,046,755	7,046,755	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	14,470	14,530		
Japan Airport Terminal Co., Ltd.	3,300,000	3,300,000	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	13,569	19,569		
Nichirei Corporation	7,627,730	3,813,865	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer. Number of shares increased due to stock split.	Yes
	13,558	15,800		
Nippon Yusen Kabushiki Kaisha	2,743,921	*	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	13,502	*		
YAMATO KOGYO Co., Ltd.	1,675,000	1,675,000	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	13,245	14,386		
Toyota Motor Corporation	5,021,890	5,021,890	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	No
	13,137	19,043		

Issues (issuers of shares)	FY2024	FY2023	Purpose of the shareholding, summary of business alliance, quantitative effects of the shareholding and reason for increase in number of shares	Whether issuer of shares holds our shares
	Number of shares	Number of shares		
	Total amount registered in the balance sheet (JPY million)	Total amount registered in the balance sheet (JPY million)		
Zeon Corporation	8,370,000	*	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	12,513	*		
Oji Holdings Corporation	18,030,890	*	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	11,308	*		
TAKARA HOLDINGS INC.	9,738,000	*	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	11,154	*		
CITIC Limited	57,863,000	*	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	No
	10,676	*		
Credit Saison Co., Ltd.	3,000,000	*	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	10,578	*		
Fuyo General Lease Co., Ltd.	2,723,700	907,900	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the leasing business fields, with the issuer, and comprehensive business relationships with the issuer. Number of shares increased due to stock split.	Yes
	10,510	12,492		
Daido Steel Co., Ltd.	7,886,570	7,886,570	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer. Number of shares increased due to stock split.	Yes
	9,385	14,325		
Sapporo Holdings Limited	1,106,584	1,106,584	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	8,441	6,673		
FURUKAWA ELECTRIC CO., LTD.	1,206,873	*	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	5,949	*		
SEIKO EPSON CORPORATION	2,009,100	4,018,200	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	4,794	10,630		

Issues (issuers of shares)	FY2024	FY2023	Purpose of the shareholding, summary of business alliance, quantitative effects of the shareholding and reason for increase in number of shares	Whether issuer of shares holds our shares
	Number of shares	Number of shares		
	Total amount registered in the balance sheet (JPY million)	Total amount registered in the balance sheet (JPY million)		
Lion Corporation	23,844	*	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	42	*		
Honda Motor Co., Ltd.	*	10,468,011	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	No
	*	19,795		
Meiji Holdings Co., Ltd.	*	4,834,772	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	No
	*	16,370		
NSK Ltd.	*	18,211,000	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	*	16,093		
JSR Corporation	—	3,325,064	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	No
	—	14,407		
Sanrio Company, Ltd.	—	4,662,900	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	No
	—	14,221		
COSMO ENERGY HOLDINGS Co., Ltd.	*	1,600,012	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	*	12,280		
Yamaha Motor Co., Ltd.	—	8,558,541	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	No
	—	12,183		
Keikyu Corporation	*	8,317,609	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	No
	*	11,586		
TAISEI CORPORATION	*	120	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	No
	*	0		

(Deemed holdings of shares)

Issues (issuers of shares)	FY2024	FY2023	Purpose of the shareholding, quantitative effects of the shareholding, and reason for increase in number of shares	Whether issuer of shares holds our shares
	Number of shares	Number of shares		
	Market value at the end of the fiscal year (JPY million)	Market value at the end of the fiscal year (JPY million)		
DAIICHI SANKYO COMPANY, LIMITED	25,014,130	25,014,130	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	87,824	119,492		
Oriental Land Co., Ltd.	20,000,000	20,000,000	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	58,900	96,980		
Terumo Corporation	17,472,000	17,472,000	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	48,869	47,681		
AEON Co., Ltd.	9,378,000	9,378,000	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	35,167	33,713		
IHI Corporation	3,218,500	3,218,500	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	33,214	13,192		
Yakult Honsha Co., Ltd.	9,914,000	9,914,000	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	28,289	30,921		
Nissan Chemical Corporation	5,467,800	5,767,800	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	No
	24,298	33,020		
Asahi Kasei Corp.	19,800,000	19,800,000	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	20,730	22,017		
Shiseido Company, Limited	7,000,000	7,000,000	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	No
	19,740	28,651		

Issues (issuers of shares)	FY2024	FY2023	Purpose of the shareholding, quantitative effects of the shareholding, and reason for increase in number of shares	Whether issuer of shares holds our shares
	Number of shares	Number of shares		
	Market value at the end of the fiscal year (JPY million)	Market value at the end of the fiscal year (JPY million)		
SEIKO EPSON CORPORATION	8,153,800	8,153,800	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	19,459	21,570		
Yokogawa Electric Corporation	6,141,000	6,141,000	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	17,765	21,456		
SOHGO SECURITY SERVICES CO., LTD.	14,807,000	14,807,000	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	16,613	12,317		
Lion Corporation	8,282,000	*	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	14,679	*		
Sapporo Holdings Limited	1,594,000	1,594,000	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	12,159	9,613		
NIPPON EXPRESS HOLDINGS, INC.	4,350,000	*	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	No
	11,832	*		
Dai Nippon Printing Co., Ltd.	4,458,000	2,229,000	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights. Number of shares increased due to stock split.	Yes
	9,448	10,411		
The Yokohama Rubber Co., Ltd.	1,858,500	1,858,500	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	6,396	7,482		
TAISEI CORPORATION	*	2,857,800	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	No
	*	16,060		

Issues (issuers of shares)	FY2024	FY2023	Purpose of the shareholding, quantitative effects of the shareholding, and reason for increase in number of shares	Whether issuer of shares holds our shares
	Number of shares	Number of shares		
	Market value at the end of the fiscal year (JPY million)	Market value at the end of the fiscal year (JPY million)		
Keikyu Corporation	*	1,200,000	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	No
	*	1,671		

(iii) Investment shares held for the purpose of investment

There are no applicable matters to be reported in respect of either Mizuho Financial Group, Inc. or the largest holding company.

(iv) Investment shares reclassified from held for the purpose of investment to held for purposes other than investment in the fiscal year 2024

There are no applicable matters to be reported in respect of either Mizuho Financial Group, Inc. or the largest holding company.

(v) Investment shares reclassified from held for purposes other than investment to held for the purpose of investment in the four fiscal years preceding the fiscal year 2024 and in the fiscal year 2024

There are no applicable matters to be reported in respect of either Mizuho Financial Group, Inc. or the largest holding company.